SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2021

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Item 1	Jaguar Land Rover Automotive plc Annual Report 2020/21: Form 6-K dated June 2, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: Jun 2, 2021

Item 1

JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21

BY APPOINTMENT TO HM THE QUEEN MANUFACTURERS OF MOTOR VEHICLES D CO JAGUAR LAND ROVER LIMITED VENTRY BY APPOINTMENT TO HRH THE DUKE OF EDINBURGH MANUFACTURERS OF MOTOR VEHICLES JAGUAR LAND ROVER LIMITED COVENTRY BY APPOINTMENT TO HRH THE PRINCE OF WALES MANUFACTURERS OF MOTOR VEHICLES JAGUAR LAND ROVER LIMITED COVENTRY CONTENTS FISCAL YEAR 2020/21 AT A GLANCE STRATEGIC REPORT 3 Fiscal year 2020/21 at a glance 4 Chairman’s statement 5 Chief Executive Officer’s statement 6 Our strategy 10 Refocus 11 Our business model 12 Our achievements 14 Our environmental and social responsibility 18 Global retail sales 20 Chief Financial Officer’s statement 21 Our financial performance 24 Our approach to risks 26 Principal risks 28 Introduction to governance 34 Leadership 36 Effectiveness 38 Accountability 40 Investor relations engagement 40 Jaguar Land Rover’s approach to tax DIRECTORS’ REPORT 42 Directors’ report FINANCIAL STATEMENTS 46 Independent auditor’s report 54 Consolidated income statement 54 Consolidated statement of comprehensive income and expense 55 Consolidated balance sheet 56 Consolidated statement of changes in equity 57 Consolidated cash flow statement 58 Notes (forming part of the consolidated financial statements) 126 Parent company financial statements JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 WE ARE A GLOBAL AUTOMOTIVE MANUFACTURER WITH DISTINCT BRANDS, JAGUAR AND LAND ROVER. OUR NEW STRATEGY IS THE REIMAGINING OF THE FUTURE OF MODERN LUXURY BY DESIGN THROUGH A CANVAS OF TRUE SUSTAINABILITY AND A NEW BENCHMARK IN QUALITY. WE WILL BECOME THE CREATOR OF THE WORLD’S MOST DESIRABLE, LUXURY VEHICLES AND SERVICES FOR THE MOST DISCERNING OF CUSTOMERS. RETAIL SALES1 WHOLESALES1 439,588 UNITS 347,632 UNITS FY 2020/21: 439,588 FY 2020/21: 347,632 FY 2019/20: 508,659 FY 2019/20: 475,952 FY 2018/19: 578,915 FY 2018/19: 507,895 REVENUE PROFIT/(LOSS) BEFORE TAX AND EXCEPTIONAL CHARGES1,2 £19.7 BN £0.7 BN FY 2020/21: £19.7bn FY 2020/21: £0.7bn FY 2019/20: £23.0bn FY 2019/20: £(0.4)bn FY 2018/19: £24.2bn FY 2018/19: £(0.4)bn FREE CASH FLOW1 NET DEBT1 £0.2 BN £1.9 BN FY 2020/21: £0.2bn FY 2020/21: £1.9bn FY 2019/20: £(0.8)bn FY 2019/20: £2.2bn FY 2018/19: £(1.3)bn FY 2018/19: £0.7bn 1 Please see note 3 of the financial statements on page 73 for alternative performance measures, some of which have been restated compared to the prior year, most notably Free cash flow, Adjusted EBITDA and Adjusted EBIT. 2 Please see note 4 of the financial statements on page 76 for more information relating to exceptional items. Of the £1,523 million of exceptional charges in FY21, £1,486 million were incurred as a result of announcing the Reimagine strategy in February 2021, comprising £952 million of non-cash write downs and £534 million of restructuring and other costs 3

CHAIRMAN’S STATEMENT CHIEF EXECUTIVE OFFICER’S STATEMENT The previous year has been amongst the most challenging to-date with the Covid-19 pandemic causing grief and suffering to humanity at large while adversely impacting the global economy. For Jaguar Land Rover this resulted in a lower consumer demand along with disruptions in production, supply chain and retail networks. This was further exacerbated by the uncertainty over future trading relations with the EU post Brexit. In this context, I am happy to share that the company has delivered a resilient performance during the year. Its financial and market performance notwithstanding, Jaguar Land Rover with its famous British brands made a critical contribution to the Tata Group’s worldwide efforts to help our communities and our people. Despite a 14% drop in revenue to £19.7 billion, the business improved its EBIT margins by 250 basis points to 2.6% and generated positive free cash flows of £185 million. Retail sales declined 14% for the year with China being the exception growing at a strong 23%. The all-new Land Rover Defender was a standout performer retailing 45.2K units for the full year as well as winning the 2021 World Car Design of the Year. During the year, we had a smooth CEO transition where Thierry Bolloré took over as the CEO of Jaguar Land Rover from Professor Sir Ralf Speth. I would like to thank Professor Sir Ralf Speth for his invaluable contributions to make Jaguar Land Rover what it is today. During his tenure the company grew its revenues by over 3.5x and its EBITDA by over 6x. Under his leadership, Jaguar Land Rover has become a differentiated luxury OEM with two fabled well-invested brands, a talent base that is world class and a set of skills and capabilities that will serve us well for the future. Thierry has very quickly moved into his role and worked closely with the team and the Board to develop the future strategy. Jaguar Land Rover under his leadership, has now unveiled its new Reimagine strategy to make the company a world leader in electrified luxury vehicles, sustainability, manufacturing efficiency and new automotive technologies to deliver a strong market performance which shall create long-term shareholder value. I am very excited by this new aspiration of the company which will help it cement its place as a sustainable mobility leader. We are also working together to drive greater collaboration and synergies within the Tata Group in areas like clean energy, connected services, data and software development. Looking into the next year and beyond, I am happy that we have come out of the pandemic much stronger, with a future ready strategy that we will execute flawlessly. Our portfolio is fresh, and our performance is improving consistently. We have the foundations in place for a sustained, cash accretive growth. I look forward with confidence to Jaguar Land Rover’s profitable, growing, and electric future and I would like to thank all our colleagues and partners for their continued hard work in making this a reality. NATARAJAN CHANDRASEKARAN CHAIRMAN Jaguar Land Rover Automotive plc 28 May 2021 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 In September 2020 it was my privilege to become Chief Executive Officer of Jaguar Land Rover. My view of the company from afar was always one of uniqueness, of Britishness, and of immense brand equity. From inside, the clarity of that view is even sharper. Nobody could have anticipated the tragic events of the past year. I’m deeply proud of our people and the way we worked together to support our communities throughout the year. The tremendous resilience of my Jaguar Land Rover colleagues is truly inspiring. Even without the impacts of Covid-19, the business faced challenges that could be considered major risks. However, the pathway navigated during the final two quarters is evidence of our fundamentally strong, re-emerging business. Of course, there are still many hurdles to overcome, including the current global shortage of semiconductors, but we now have a clear view of the road ahead with our Reimagine strategy; a future of modern luxury by design. Reimagine allows us to confidently transform the business and its distinct brands, to over satisfy our customers, and reward both our investors and our people. We will simplify our architecture strategy and reorganise our manufacturing footprint, placing quality and sustainability at the heart of everything we do. We are now becoming a more agile organisation that plays to our human-centric strengths. We will create a knowledge-sharing collaborative ecosystem with the very best partners in global industry to leapfrog forward in clean energy, software and digitalisation. Jaguar Land Rover will focus on value creation through a profit-over-volume approach. Our goal is to deliver double-digit EBIT margin and become one of the world’s most profitable luxury manufacturers. Reimagine will see us journey towards net zero carbon by 2039. Both our brands will be transformed by electrification, with six new all-electric Land Rover models in the next five years and Jaguar completely reimagined as a pure electric brand, from 2025. Reimagine is our clear strategy. Driving it forward is our Refocus programme, which will generate sustainable, long-term value through operational excellence. To help deliver our vision, we have created four new roles on the Jaguar Land Rover Limited Board of Directors during the last fi-nancial year. Nigel Blenkinsop joins as Executive Director of Company Quality & Customer Satisfaction; Dave Owen oversees a new Supply Chain function; and Nick Collins assumes responsibility for all programme development and product lifecycles, as Vehicle Programmes lead. Finally, to reinforce the importance of carefully curated brand values and design excellence in the success of modern luxury, Professor Gerry McGovern joins the Jaguar Land Rover Limited Board of Directors for both brands as Chief Creative Officer. Ultimately, our will is to become the creator of the world’s most desirable luxury vehicles and products, for the most discerning of customers. Our plan is not to catch up; our plan is to lead.THIERRY BOLLORÉCHIEF EXECUTIVE OFFICER Jaguar Land Rover Automotive plc 28 May 2021 5

OUR STRATEGY OUR VISION IS CLEAR: TO BECOME THE CREATOR OF THE WORLD’S MOST DESIRABLE LUXURY VEHICLES AND SERVICES, FOR THE MOST DISCERNING OF CUSTOMERS. Jaguar Land Rover is unique in the global automotive industry. We create peerless models, from an unrivalled understanding of modern luxury, a rich brand equity and spirit of Britishness. In February 2021, we announced our new global strategy, harnessing those ingredients today to reimagine our business, its brands and our customer experience for tomorrow. MODERN LUXURY BY DESIGN In Jaguar and Land Rover, we have distinct British brands steeped in a history of timeless designs that emotionally resonate with our customers; brand equity built over decades. This past year, we have marked the 50th anniversary of Range Rover and seen our iconic Land Rover Defender reborn in its 73rd year, with an all-new family of vehicles on sale in nearly 100 countries around the world. Our Reimagine strategy will release the full potential of our brands, by leapfrogging forward in technology, placing quality and sustainability at the heart of everything we do. At the core of this is the rapid electrification of both Jaguar and Land Rover. Over the next five years, Land Rover will welcome six all-electric variants, with the first arriving in 2024. In this time, Jaguar will have undergone a complete renaissance, emerging as a pure electric luxury brand, from 2025. By the end of the decade, full-BEV powertrains are expected to represent around 60% of total Jaguar Land Rover sales. QUALITY & EFFICIENCY To enable this accelerated shift in electrification, we will establish new benchmark standards in quality and efficiency for the luxury sector and central to this is our new architecture strategy. We will migrate from six different architectures today, to just three by the end of the decade. Land Rover will use the forthcoming Flexible Modular Longitudinal Architecture (MLA-Flex). This will deliver electrified Internal Combustion Engines (e.g. plug-in hybrids and mild-hybrids) initially, but also allows for full battery-electric capability, as we evolve our future product line-up. Joining MLA will be our new Electric Modular Architecture (EMA). It is born from an obsession for simplicity – native-BEV and agnostic to battery chemistry, to advance with future technology. It has also been engineered to accommodate small capacity, high performance electrified ICE – true electric-first flexibility, allowing us to offer BEV, PHEV and MHEV vehicles with exceptional range and performance. For Jaguar, we are creating a radical new market position; one that is aspirational and technologically engaging for the discerning modern luxury customer. And in this, we will be led by design. Truly desirable and compelling vehicles will reimagine the original Jaguar spirit, in an absolutely modern way. For that reason, all new Jaguars will be created on a completely separate architecture, from 2025 and for this, we are consulting now with potential partners. JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 REIMAGINE TECHNOLOGY WITHIN Beyond our vehicles, the other significant strategic pillar in Reimagine is a radical digital transformation of our business. Data is the backbone of every vehicle we create, the quality of our manufacturing, our supply chain and the support and services we provide to our customers. And here, being part of the Tata Group offers significant advantages. Others have to rely solely on external partnerships and compromise, but we have frictionless access to some of the world’s leading players in technology, software and clean energy that will allow us to lean forward with confidence and at speed. Through this, we will accelerate the ingredients for modern luxury by design, including our Advanced Driver Assistance Systems, autonomous capability, connected services and Electric Vehicle infrastructure. At the heart of every vehicle we create will be the next generation of our domain based electrical vehicle architecture – EVA continuum – developed with our colleagues at Tata Consultancy Services. This delivers ‘always on, always connected, always up-to-date’, software-over-the-air and the ability for Level 2, 2+ and Level 4 autonomous travel. Annual commitments of around £2.5bn will include investments in electrification technologies and the development of connected services, to enhance the journey and experiences of our customers, alongside data-centric technologies that will further improve their ownership ecosystem. 7

OUR STRATEGY JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 REFOCUS TO A MORE AGILE OPERATION Through Reimagine, we will also right-size, reorganise and repurpose our footprint to become a more agile business. We will retain all our core global manufacturing plants, with a simple vision: to design new benchmark quality standards for the luxury sector. We will rationalise sourcing and accelerate investments in local circular economy supply chains, by consolidating the number of platforms and models being produced per plant. Solihull will become the manufacturing base for the MLA-Flex architecture and the new Jaguar portfolio. Halewood will welcome the new EMA architecture and we will continue to enhance the strategic benefits of our plants in Slovakia and China. Castle Bromwich will continue to make our existing models to the end of their life. It will then be repurposed and benefit from our plans to realise efficiencies in our Midlands property portfolio. The value creation achieved by simplifying our manufacturing and our architecture strategy dramatically improves the utilisation of our facilities and our overall efficiency. Beyond manufacturing, we are driving transformation through our recently launched Refocus programme (see page 10), which brings together existing and additional activity from across our organisation, to deliver value and efficiencies. Our global engineering centre at Gaydon will become the consolidated home to all our management functions, for frictionless cooperation and agile decision-making, while we substantially reduce and rationalise our other non-manufacturing infrastructure. And agility is not just based on size: flatter management structures will empower employees to create and deliver at speed and with clear purpose. A CLEAR VISION, TOWARDS 2039 Through our Reimagine strategy, we will drive towards a net zero carbon position, by 2039. In doing so, we will reimagine the sustainability of luxury. We are exploring hydrogen fuel-cell technology, to be ready for when the market matures and active development of these powertrains is already underway. We will also create a new benchmark in environmental and societal impact for the luxury sector, accelerating pioneering innovations in materiality, engineering, manufacturing, services and circular economy investments. This will be focused in one team, working globally across the business, the brands and the customer experience. They will be empowered to build on existing initiatives, such as our championing of ultra-luxurious alternatives to leather, as well as investing in start-ups like blockchain technology firm, Circulor, which enables us to source premium materials with greater transparency as to the provenance, welfare, and compliance of suppliers. Together, these actions will contribute to our targets of zero tailpipe emissions by 2036 and to be a Net Zero Carbon business by 2039, including our supply chain, products and global operations. STRUCTURED TO SUCCEED With Reimagine, we will transform Jaguar Land Rover, with a value creation approach, delivering quality and profit, over volume. We will become a more agile business, with a simplified manufacturing operation. We will deliver a new benchmark in environmental, societal and community impact for a luxury business, creating the world’s most desirable luxury vehicles, against a canvas of true sustainability. This will generate double-digit EBIT margins and positive cash-flow, with an ambition to achieve positive cash net-of-debt by 2025. Ultimately, by reimagining the future of modern luxury, our ambition is to be one of the most profitable luxury manufacturers in the world. 9

REFOCUS

DRIVING OUR REIMAGINE STRATEGY IS OUR OPERATIONAL TRANSFORMATION PROGRAMME, REFOCUS.

Refocus brings together existing initiatives (Charge+, Accelerate and Ignite) with new activity, into one clear programme of priorities that will drive greater value creation.

Our existing initiatives have already generated significant cash savings. Refocus will build quickly on these solid foundations, continuing the most successful aspects and reorganising them for faster results.

SIX PILLARS OF REFOCUS

The Refocus programme consists of six separate pillars, supported by three cross-functional enablers.

1	2	3	4	5	6
QUALITY	PROGRAMME DELIVERY & PERFORMANCE	DELIVERED COST PER CAR	END-TO-END SUPPLY CHAIN	CUSTOMER & MARKET PERFORMANCE	CHINA
Reduced warranty spend	Efficient programme delivery	Reduction in vehicle cost	Faster vehicle delivery times	Increased profitable market share	Increased profitable market share

7	AGILE ORGANISATION & CULTURE Agile Organisation, Leadership, Capability, Culture
8	INDIGITAL Powering the transformation
9	RESPONSIBLE SPEND Sustaining and increasing cost efficiency

Quality is everything and we are committed to reducing our warranty costs further and improving service quality.

In Programme Delivery, we will reduce our time to market in product development.

We will build on the success of Ignite, expanding this to reduce cost per car in vehicle manufacturing, and logistics.

We will focus on our end-to-end supply chain, ensuring we can give customers the right vehicle, at the right time, at the right quality. We will grow profitable market share, both by maximising opportunities in existing markets and by paying specific attention to the potential for our business in China.

REFOCUSING OUR CULTURE

Beyond these specifics, Refocus is a wholesale transformation of our culture, led by Thierry Bolloré, and Frank Ludwig in the new role of Chief Transformation Officer.

Each of the six pillars is led by a member of the Jaguar Land Rover Limited Board of Directors, supported by dedicated teams of experienced, senior leaders and 35 workstreams are already established.

Refocus is more than an efficiency programme: it will move us from a functional silo driven method of working, to a more agile organisation generating more value.

It will change the way we lead, and the way we are organised and structured.

DIGITAL TRANSFORMATION

Powering Refocus will be a digital transformation.

InDigital is the delivery engine behind Refocus. Its mission is to rapidly develop our digital capability, to drive efficiency and ultimately underpin the value creation of Refocus.

Our InDigital team includes experts in data analytics and intelligent automation. Their work has already delivered significant savings annually, through the Charge+ programme and will be scaled up to support the activity of the Refocus programme.

With InDigital we aim to become a digital leader – trusted internally, respected and aspired to externally.

Ultimately, Refocus will drive further profitability in our business, achieving £4 billion of value within five years and 3% incremental EBIT margin by FY2025/26, on our journey to double-digit margins.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

OUR BUSINESS MODEL

HOW OUR BUSINESS MODEL CREATES VALUE

Our new strategy will evolve our business model, to ensure we redefine Jaguar Land Rover, as a profit-over-volume business and realise its potential to generate sustainable, long-term value through operational excellence.

Raw materials | Supply chain | Customer insights | Skills and people | Investment

INPUTS


INNOVATION, DIGITAL AND TECHNOLOGY
DESIGN, VEHICLE PROGRAMMES AND ENGINEERING
STRATEGIC SOURCING
SUPPLY CHAIN, LOGISTICS AND MANUFACTURING OPERATIONS
FINANCIAL SERVICES PARTNERS
GLOBAL SALES NETWORK
CUSTOMER SERVICE NETWORK
MOBILITY SERVICES
JAGUAR
LAND ROVER

OUTPUTS

Modern luxury | Sustainable growth | Reduced environmental impact | Stronger communities | Quality products

11

OUR ACHIEVEMENTS WINNER 2021 WORLD CAR AWARDS WORLD CAR DESIGN OF THE YEAR FROM LAUNCHING NEW AND REFRESHED PRODUCTS, TO RISING TO MEET EXTERNAL CHALLENGES, THE PAST YEAR HAS SHOWN OUR FUNDAMENTAL STRENGTH, AND SOME SIGNIFICANT ACHIEVEMENTS. A STRONG FINANCIAL POSITION Our strong financial recovery since the beginning of the pandemic, matched with robust cost control, has resulted in a return to profitability and positive cash flow through the year. GROWING THE DEFENDER FAMILY Following its global reveal in 2019, FY2020/21 saw us rapidly expand our Land Rover Defender family, across models and markets. The complete 90 and 110 ranges are both now on sale in over 100 countries around the world, with options that stretch from a three-door Hard Top commercial model, to five-door, seven-seat plug-in hybrids and even a V8-powered special edition. The speed of roll-out for our all-new Defender was matched only by the flow of the awards it received, rounding off the year by being named 2021 World Car Design of the Year, in April 2021. EXPANDING ELECTRIFICATION While our Reimagine strategy sets our path for future success, in FY2020/21 we focused on introducing significant enhancements to our existing vehicle portfolio. This included a major expansion of electrified models. From September 2020, we introduced the first PHEV models to Jaguar, with F-PACE and E-PACE both gaining plug-in hybrid technology. We also brought plug-in hybrid technology to the Range Rover Velar, Range Rover Evoque, Land Rover Discovery Sport and Land Rover Defender, for the first time. At the same time, we launched 48V mild hybrid technology across a broad range of models, including Jaguar XF, F-PACE and E-PACE, and Land Rover Discovery and Range Rover Velar. INTRODUCING LEADING TECHNOLOGY FY2020/21 also saw us roll out refreshed and enhanced interiors for key Jaguar models, introducing our latest-generation Pivi Pro infotainment technology. We expanded this across Jaguar and Land Rover models through the year, to international acclaim. Exploiting the speed and capability of our latest electrical vehicle architecture, Pivi Pro is faster, smarter, always connected and future-proof, thanks to software over-the-air updates. Its advanced capability and connectivity delivers a premium in-vehicle experience. During the year, our engineers also created a breakthrough development of our Cabin Air Purification technology, which was proven in laboratory testing to inhibit viruses and bacteria, including coronavirus, by as much as 97 per cent. This builds on existing PM2.5 filtration technology in our vehicles and will be available from 2022. CELEBRATING OUR HERITAGE The year 2020 was the 50th anniversary of the first Range Rover produced at our manufacturing facility in Solihull. As the original luxury SUV, Range Rover created a benchmark that still holds today, and its continuous production since 1970 has seen over a million examples leaving the Solihull production line. We celebrated reaching the half-century with a special Range Rover ‘Fifty’ edition, featuring three heritage colours reproduced from the original paint palette by our Special Vehicle Operations team. At the same time, to mark the occasion in our community, employees at our Solihull plant took the initiative to nominate 50 local charities to each receive £1,000, raised through monthly employee donations. In 2021, we recognised the 60th anniversary of the unveiling of the Jaguar E-type, a launch story as rich as the car’s history that followed. In tribute to the original car’s success, our team at Jaguar Classic created six limited-edition ‘E-type 60 Collection’ matched pairs of restored E-types, inspired by the iconic cars from the 1961 Geneva launch. MEETING THE COVID-19 CHALLENGE Of course, FY2020/21 was dominated by one crisis and our people and our vehicles were often on the front line of the response to the Covid-19 pandemic, in communities around the world (see page 17). JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21    13

OUR ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

OUR REIMAGINE STRATEGY WILL SET A NEW BENCHMARK IN ENVIRONMENTAL AND SOCIETAL IMPACT FOR THE LUXURY SECTOR, ON OUR JOURNEY TO BECOMING A NET ZERO CARBON BUSINESS, BY 2039.

We will achieve this using the Science Based Target initiatives (SBTi), stitching all the threads of sustainability from materials to engineering, and manufacturing processes to supply chain partners – through one team, working globally across the business, the brands and the customer experience.

Through our vehicles, we will deliver a sustainable reimagining of modern luxury, with unique customer experiences.

And through our policies towards our people and our communities, we will drive a positive societal impact.

POWERING SUSTAINABLE CHOICES FOR OUR CUSTOMERS

Reducing our vehicle emissions
We are accelerating the reduction in our tailpipe CO_2 emissions. In FY2020/21, we achieved a 15% improvement on our FY2019/20 performance.

We now offer hybrid electric vehicle technology across our vehicle portfolio, following the significant vehicle updates we announced at 21MY. Twelve models currently have electrified options, including eight plug-in hybrids, 11 mild-hybrids, and our all-electric Jaguar I-PACE.

JAGUAR LAND ROVER EV MIX


4.6%
3.6%
42.9%
48.9%
20%
15%
65%
60%
10%
30%
FY21
FY26
FY30
ICE
MHEV / HEV
PHEV
BEV

Sustainable interior choices
Beyond our fundamental reimagining of an electric-first vehicle portfolio (see Our Strategy, page 6), we are dedicated to bringing forward sustainably sourced, ethical and recyclable interior choices for our customers, which offer the same luxurious, high-quality feel as traditional materials, but with a reduced environmental impact.

Through our pioneering work with Kvadrat, Europe's leading supplier of premium textiles, we are already offering recycled and plant-based material choices in the highest luxury specifications of our vehicles, as alternatives to traditional leathers.

Our research with Aquafil will see next-generation interiors use recycled ocean and landfill waste in ECONYL nylon fibres and carpets.


Kvadrat (pictured) a premium wool blend textile interior option

REDUCING OUR ENVIRONMENTAL FOOTPRINT

GLOBAL DATA

OPERATIONAL ENERGY CONSUMPTION (MWh)	OPERATIONAL WATER CONSUMPTION (m3)	OPERATIONAL WASTE (Tonnes)
FY 2020/21: 1,135,049	**FY 2020/21: 1,336,479**	**FY 2020/21: 27,638**
FY 2019/20: 1,358,225	FY 2019/20: 1,720,965	FY 2019/20: 37,043
FY 2018/19: 1,261,805	FY 2018/19: 1,406,350	FY 2018/19: 38,023

OPERATIONAL CARBON EMISSIONS TONNES (LOCATION BASED)


303,409
170,743
132,666
306,070
157,316
148,753
256,246
135,098
121,149
FY19
FY20
FY21

OPERATIONAL CARBON EMISSIONS TONNES (MARKET BASED)


163,261
30,595
132,666
189,451
40,698
148,753
147,385
26,236
121,149
FY19
FY20
FY21

Scope 1 covers direct emissions from owned or controlled sources.
Scope 2 covers indirect emissions from the generation of purchased electricity & steam.

-Data includes purchased gas, electricity & steam
-Data excludes metal and construction waste
-Mains water & borehole consumption
-Nitra joined scope 19.20
-50% of China JV data due to financial control
-Sites in scope: Solihull, Halewood, Castle Bromwich, UK EMC, Gaydon, Whitley, Nitra, Brazil China JV 50%

Decarbonising our manufacturing
The decarbonisation of our global manufacturing is a fundamental part of our Reimagine strategy, building on our success to date.

Renewables: our facilities in the UK, Slovakia and Brazil are all powered 100% by renewable electricity. We generate over 13 MW of solar electricity at our sites, globally.

Water: we have flood protection, rainwater balancing ponds and other water, land and conservation initiatives across our sites.

Managing our resources
Our objectives to reduce carbon impact also require us to become more circular in our use of resources, and we are using innovative materials and circular economy principles in vehicle design, development, manufacture and use.

We are also partnered with BASF in a chemical recycling project, to help tackle the challenge of mixed plastic waste as part of component production.

Advanced, sustainable facilities
The successful decarbonisation and retention of biodiversity across of our whole business also depends on our non-manufacturing facilities.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

15

OUR ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

UK STREAMLINED ENERGY AND CARBON REPORTING

PARAMETER	2020-21	2019-20
Energy consumption used to calculate emissions: kWh	1,032,109,520	1,274,988,136
Emissions from combustion of gas tCO_2e (Scope 1)	105,102	135,999
Emissions from combustion of fuel (Scope 1)	8,770	10,734
Emissions from business travel in rental cars or employee-owned vehicles where company is responsible for purchasing the fuel (Scope 3)	369	2,640
Emissions from purchased electricity (Scope 2 location-based)	96,782	123,568
Total gross CO_2e based on above	211,022	272,941
Intensity ratio: tCO_2e/£m	10.69	11.87

Data is compiled for UK locations in accordance with GHG protocols for finance control.

The table shows our UK operational energy and carbon footprint, according to the (SECR) framework. This represents 100% of our UK manufacturing volume and 64% of our owned global manufacturing volume for FY 2020/21.

The CO_2e is calculated with a location-based approach using UK average grid intensity conversion factors (BEIS 2020). However, we continue to purchase 100% renewable REGO (Renewable Energy Guarantee of Origin)-backed zero carbon electricity for all core UK operations. In addition to this investment in renewable energy, our energy saving projects such as solar panels and LED lighting have made consistent reductions in actual consumption.

Impacts from Covid-19 led to a period of reduced production for the first quarter of the FY2020/21. A strong focus was put on managing non-production factors to ensure when vehicles were not being manufactured that the sites were consuming minimal energy. These lessons learned are also now being applied to reduce consumption during operating periods. The total gross CO_2e reduced in FY2020/21 by 23%, vs. the previous year.

Our Advanced Product Creation Centre in Gaydon is rated in the top 10% of most sustainable non-domestic buildings in the UK, with a BREEAM "Excellent" rating and an ecologically diverse habitat that has been recognised by both DEFRA and Natural England.

INVESTING IN OUR PEOPLE AND COMMUNITIES

Our people are our greatest asset and that has been evidenced through their response to the global Covid-19 pandemic, individually and supporting our efforts as a company.

Just as they have stepped up to help protect each other and their communities this past year, so we are committed to protecting them, in their workplaces.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

Supporting the global Covid-19 effort
Our response to the Covid-19 pandemic was two-fold protecting our people and supporting our communities, around the world.

We deployed vehicles globally to support emergency response organisations during the Covid-19 crisis.

Vehicle support



373
Jaguar and Land Rover vehicles deployed globally to assist the Covid-19 emergency response



258
vehicles loaned to the International Federation of Red Cross and Red Crescent societies



Over 100,000
protective face visors produced by us for frontline health professionals



Over £37,000
of employee-generated funds donated to local charities



8 million
Chinese yuan jointly donated by Jaguar Land Rover China and Chery Jaguar Land Rover to support local Covid-19 relief efforts

1,000
units of medical protective clothing donated to Shanghai hospitals

Supporting the Korean Red Cross with the Land Rover Blood Donation Campaign



50
employee volunteers produced our visors

35
ventilators repaired and returned to local hospitals

500
overalls and 300 respirators and masks donated to Nitra hospitals

100,000
face masks distributed to Jaguar Land Rover China retailers and employees

In our home country, we provided research and engineering support, committing 3D printing technology and over 50 volunteers to producing over 100,000 reusable face visors for use in the UK National Health Service.

At a local level, employees across our sites have supported their communities, fundraising through the pandemic, to support their local hospitals and community groups.

Protecting our people
Throughout our response to Covid-19, the health, wellbeing and safety of our people and partners remained our utmost priority. Working with Public Health England, we were one of the first businesses and the largest in the UK, to introduce on-site Covid-19 testing. All of our facilities benefit from effective social distancing, hygiene and health monitoring protocols and every one of our UK employees has been equipped with reusable face coverings.

We took part in a ground breaking pilot scheme in partnership with Public Health England. Approximately 4,500 employees were vaccinated against Covid-19 over a 10 day period. This gave employees the convenience of the vaccination at their workplace, rather than visiting another centre. This scheme was carried out at the Solihull manufacturing site.

— 17 —

GLOBAL RETAIL SALES RETAIL SALES BY REGION1 Jaguar Land Rover retail sales were 439,588 vehicles in FY2020/21, down 69,071 vehicles (13.6%) year-on-year. The decline in retails was primarily the result of the initial Covid-19 lockdown heavily impacting the first quarter, with a recovery in sales thereafter. Retail sales in China increased by 23.4% year-on-year, as the region continued to recover strongly from the impact of Covid-19 following easing of strict lockdown measures from early 2020. Retails across all other regions declined significantly year-on-year, including Overseas (-26.8%), Europe (-26.0%), the UK (-22.2%) and North America (-14.3%), as strict social distancing measures were enforced through the first quarter and subsequently reintroduced in many markets through the third and fourth quarters. The pace of post-Covid-19 economic recovery across markets remains variable. Total retail sales from our China joint venture were 64,319 vehicles in FY2020/21, up 28.7% year-on-year. JAGUAR LAND CARS RETAILED DECREASE IN YEAR ROVER TOTAL 439,588 (13.6)% 1 Please see note 3 of the financial statements on page 73 for Alternative performance measures. “Jaguar Land Rover retail sales represent vehicle sales made by retailers to end customers and include the retail sale of vehicles produced from our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd. Wholesales represent vehicle sales made to retailers. The Group recognises revenue on wholesales.” JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 RETAIL SALES BY BRAND, MODEL FAMILY AND POWERTRAIN Covid-19 impacted sales of every model in FY2020/21, but retails of the newly introduced Land Rover Defender ramped up significantly during the year. In total, retail sales declined by 13.6% year-on-year in FY2020/21, with Jaguar retail volumes of 97,669 vehicles (22% mix), down 30.5% year on year and Land Rover retailed 341,919 vehicles (78% mix) down just 7.1%, compared to FY2019/20. For 2021 model year vehicles, we significantly expanded electrification across our vehicle portfolio. Twelve models now have electrified options, including eight plug-in hybrids and eleven mild-hybrids, plus our all-electric Jaguar I-PACE. In FY2020/21, electrified vehicles totalled 51.1% of the our retail sales, with 3.6% all-electric, 4.6% PHEV and 42.9% MHEV. We expect the sales of our current electrified vehicles to continue to increase in FY2021/22. Our Range Rover family accounted for the majority of our retail sales mix, with 213,047 vehicles (48.5% mix), followed by Discovery 83,628 vehicles (19.0% mix), the Jaguar PACE family with 62,513 vehicles (14.2% mix) and then Defender, which reached 45,244 retails (10.3% mix). Jaguar sedans and the F-TYPE sports car accounted for the remaining 35,156 of sales (8.0% mix). 2 Includes retail sales of the Jaguar XJ model, which is no longer manufactured. 15 XJ vehicles retailed in FY21 and 497 vehicles in FY20 19 NORTH AMERICA UK OVERSEAS FY 2020/21—110,805    FY 2020/21—82,995 FY 2020/21—55,322 FY 2019/20—129,346    FY 2019/20—106,612 FY 2019/20—75,540 (14.3)% DECREASE    (22.2)% DECREASE (26.8)% DECREASE EUROPE     CHINA FY 2020/21—79,260     FY 2020/21—111,206 FY 2019/20—107,037     FY 2019/20—90,124 (26.0)% DECREASE     23.4% INCREASE 97,669 341,919 FY 2019/20—140,593 FY 2019/20—368,066 (30.5)% DECREASE (7.1)% DECREASE X    PACE TYPE RANGE ROVER DISCOVERY DEFENDER
FY 2020/21—29,4042    FY 2020/21—62,513 FY 2020/21—5,752 FY 2020/21—213,047 FY 2020/21—83,628 FY 2020/21—45,244 FY 2019/20—37,2102    FY 2019/20—97,149 FY 2019/20—6,234 FY 2019/20—259,575 FY 2019/20—108,242 FY 2019/20—249 (21.0)% DECREASE    (35.7)% DECREASE (7.7)% DECREASE (17.9)% DECREASE (22.7)% DECREASE New Model POWERTRAIN MIX     3.6% 4.6%    BEV PHEV     30.5% 12.4%    MHEV MHEV    PETROL DIESEL     48.9% Pure ICE

CHIEF FINANCIAL OFFICER’S STATEMENT OUR FINANCIAL PERFORMANCE The automotive industry faced numerous challenges in FY2020/21, not least the continuing global impact of Covid-19, as well trade tensions and the risks associated with Brexit, which was finally resolved in December 2020 with the end of the transition period and a trade deal agreed to avoid tariffs between the UK and the EU. In addition, the rapid pace of adoption of electrification in response to customer appetite and a more stringent regulatory environment continues to pose particular challenges. Despite these headwinds, Jaguar Land Rover delivered strong performance in FY2020/21, recovering from the first quarter to deliver £185 million of positive free cash flow1 and £662 million of profit before tax and exceptional charges1 for the year, improving by £1.1 billion compared to FY2019/20. Driving this performance was the launch of six new PHEV models and nine new MHEV models to electrify 12 out of our 13 nameplates, including the all-new Land Rover Defender, which has been particularly well received. In addition the business continued to respond through Charge+, which achieved £2.5 billion of cost, profit and cash flow improvements during the year and £6.0 billion over the lifetime of the programme which started in Q2 FY2018/19. Jaguar Land Rover retail sales1 were 439,588 vehicles in FY2020/21, down 13.6% year-on-year, largely due to Covid-19 lockdowns suffered in the first quarter, but building since, particularly in China where retails have recovered strongly to end up 23.4% year-on-year. Wholesales1 (excluding sales from our China joint venture) were 347,632 vehicles, down 27.0% year-on-year, reflecting the retail performance as well de-stocking efforts. Revenues for the year were £19.7 billion down 14.2%, less than would be suggested by wholesales due to the richer sales mix and higher average revenues per unit generated in FY2020/21. Jaguar Land Rover’s profits in FY2020/21 were significantly better year-on-year with £662 million of profit before tax and exceptional charges1, a 12.8% Adjusted EBITDA margin1 (+3.9% year-on-year) and an Adjusted EBIT margin1 of 2.6% (+2.5% year-on-year), driven by favourable mix (including higher sales in China), lower incentive spending, Charge+ cost efficiencies, as well as favourable revaluation of unrealised hedges and foreign currency debt. In February 2021, Jaguar Land Rover announced its Reimagine strategy to deliver double-digit EBIT, positive cash flow from FY2022/23 and net cash by FY2024/25, through a more focused electrified portfolio, new architectures, collaborations, further cost savings and efficiencies. Commensurate with this in Q4 FY2020/21 we have incurred an exceptional charge2 of £1.5 billion comprising a non-cash write down of around £952 million for the cessation of certain programmes, including the Jaguar XJ replacement, and £534 million of restructuring costs. Including exceptional charges the loss before tax for FY2020/21 was £861 million. Free cash flow1 in FY2020/21 was £185 million positive, after total investment spending1 of £2.3 billion. £1.8 billion of positive cash flow was generated though Q2 to Q4 of FY2020/21 more than offsetting the £1.6 billion cash outflow experienced during first quarter as a result of the initial Covid-19 lockdown. The positive free cash flow represented a significant improvement on the negative £759 million free cash flow in the prior year, reflecting significantly improved operating performance and a £951 million year-on-year reduction in investment spending. Jaguar Land Rover issued around £1.6 billion of new debt in FY2020/21 including $1.35 billion of new bonds in the third quarter and CNY 5.0 billion loan in the first quarter. We maintained strong liquidity1 during the year reaching £6.7 billion at 31 March 2021 comprising total cash and cash equivalents, deposits and investments of £4.8 billion1 and the £1.9 billion undrawn revolving credit facility. We ended the year with total debt of £6.7 billion and a net debt1 position of £1.9 billion. Furthermore, in April 2021, we concluded negotiations with 20 banks to extend £1.3 billion of our committed undrawn revolving credit facility out to March 2024. The present global shortage of semi-conductor supply is impacting many industries including the automotive sector and we anticipate that our production and sales volumes will be lower than initially planned in the first half of FY2021/22 as a result. However, we expect that these supply constraints will ease in the second half of FY2021/22 as new capacity comes online and we intend to recover as much lost production as possible when the supply of semi-conductors improves. Looking further ahead, we anticipate that the challenges facing our industry will continue, however, we are focused on executing our new Reimagine strategy underpinned by the Refocus transformation programme. Together, Reimagine and Refocus, will deliver growing revenue to over £30 billion and double-digit EBIT margin by FY2025/26, strong positive free cash flow from FY2022/23 after around £2.5 billion investment spending (annually) and a reduction in net debt1; returning to a net cash position in FY2024/25 and thereafter. ADRIAN MARDELL CHIEF FINANCIAL OFFICER Jaguar Land Rover Automotive plc 28 May 2021 1 Please see note 3 of the financial statements on page 73 for alternative performance measures. 2 Please see note 4 of the financial statements on page 76 for the detail of exceptional charges. JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 CONSOLIDATED INCOME STATEMENT Our revenue was lower in FY2020/21 compared to the prior year, however profitability improved significantly, despite the impact of Covid-19, primarily as a result of favourable mix, further cost efficiencies, including lower incentive spending, achieved through Charge+, and favourable foreign exchange. REVENUE Revenue was £19.7 billion in FY2020/21, down 14.2% from £23.0 billion in the prior year. Wholesales3 (excluding the China joint venture) declined across all key regions, down 27.0% year-on-year to 347,632 units, except in China where wholesales grew 23.1% year-on-year. The reduction in revenue was much lower than the decline in wholesales, reflecting the strong favourable sales mix and higher average revenue per vehicle during the year. ADJUSTED EBITDA1 Adjusted EBITDA was £2.5 billion1 (12.8% margin) in FY2020/21, £481 million higher than the Adjusted EBITDA of £2.1 billion (8.9% margin) in the previous fiscal year. Lower wholesales were offset by more favourable sales mix, lower incentive spending (including the release of residual value provisions, mainly US), a reduction in the provision for emissions costs (mainly in the US), further Charge+ cost efficiencies and realised foreign exchange gains net of hedges. ADJUSTED EBIT1 Adjusted EBIT was £514 million1 with a margin of 2.6% in FY2020/21, significantly improved compared to the Adjusted EBIT of £26 million1 (0.1% margin) in the prior year. This reflects the improved Adjusted EBITDA, lower losses at our China joint venture, partially offset by slightly higher depreciation and amortisation. LOSS BEFORE TAX (PBT) PBT excluding exceptional items was £662 million1 in FY2020/21, a significant improvement on the prior year (loss before tax and exceptional items of £393 million1). This reflects the higher EBIT as well as favourable revaluation of unrealised hedges and foreign currency debt, partially offset by higher net finance expense as a result of the increase in indebtedness. The announcement of our Reimagine strategy in February 2021 triggered £1.5 billion of total exceptional charges2 in the fourth quarter comprising non-cash write downs of £952 million for products that will not now be completed and £534 million of restructuring and other costs. After exceptional charges the loss before tax for FY2020/21 was £861 million, compared to the loss before tax of £422 million in FY2019/20, which included £29 million of exceptional charges. LOSS AFTER TAX (PAT) The loss after tax was £1.1 billion in FY2020/21, compared to the loss of £469 million in the prior year. A tax charge of £239 million was recorded in FY2020/21, compared to a £47 million tax charge in FY2019/20. FY 2020/21    / £19.7BN £19.7bn FY 2019/20    / £ 23.0BN FY 2018/19    / £ 24.2BN FY 2020/21    / £ 2.5BN / 12.8% MARGIN £2.5bn 12.8%margin FY 2019/20    / £ 2.1BN / 8.9% MARGIN FY 2018/19    / £ 2.0BN / 8.2% MARGIN FY 2020/21    / £ 0.5BN / 2.6% MARGIN £0.5bn 2.6% margin FY 2019/20    / £ 0.0BN / 0.1% MARGIN
FY 2018/19    / £ (0.2)BN / (0.7)% MARGIN
FY 2020/21 / £    (0.9)BN £(0.9)bn
FY 2019/20 / £(0.4)BN
FY 2018/19 / £    (3.6)BN
FY 2020/21 / £(1.1)BN    £(1.1)bn
FY 2019/20 / £(0.5)BN
FISCAL 2018/19 / £(3.3)BN

OUR FINANCIAL PERFORMANCE (CONTINUED) CONSOLIDATED CASH FLOW Free cash flow was positive £185 million1 in FY2020/21, after total investment spending of £2.3 billion1. This is a significant improvement on the negative £759 million free cash flow in the prior year. (£ million)     2,100    (24) (210) (2,343) 933 1,118 662     185 PBT EXCL.    DEPRECIATION, WORKING TAX TOTAL FREE CHANGES CHANGE IN EXCEPTIONAL    AMORTISATION AND CAPITAL AND PAID INVESTMENT1 CASH FLOW1 IN DEBT AND CASH AND ITEMS FY211 OTHER ACCRUALS OTHER FINANCIAL DEPOSITS TOTAL PRODUCT AND OTHER INVESTMENT1 Investment spending in FY2020/21 was £2.3 billion (11.9% of revenue), more inline with our guidance for long-term investment spending of around £2.5 billion. This is significantly lower than the £3.3 billion (14.3% of revenue) in the prior fiscal year, due to continued Charge+ savings. Of the £2.3 billion investment spending, £489 million was expensed through the income statement and the remaining £1.9 billion was capitalised. Total research and development accounted for £1.2 billion (51.9%) of investment spending, while tangible and other intangible assets accounted for the remaining £1.1 WORKING CAPITAL Working capital outflows (including non-cash accruals) were £24 million during the year, reflecting improvements in inventory of £459 million and payables of £11 million partially offset by a £61 million detereoration in receivables (including £278 million of sold receivables drawn under the debt factoring facility, which was recently renewed at $500 million commitment to March 2023). The remaining outflow of £433 million primarily relates to the release of provisions for residual value risk and emissions mainly in the US (£189 million) with the balanced for movements in other assets and liavilities including buy-back obligations. FREE CASH FLOW1 Free cash flow was positive £185 million in FY2020/21 after the £2.3 billion of total investment spending, the £24 million of working capital outflows, £210 million paid in taxes and £299 million of finance expenses and fees net of finance income. CHANGE IN TOTAL CASH AND CASH EQUIVALENTS, DEPOSITS AND INVESTMENTS Cash and cash equivalents, deposits and investments totalled £4.8 billion1 at 31 March 2021, £1.1 billion higher than the £3.7 billion1 at the end of the previous year. The improvement is explained by the £185 million positive free cash flow and £933 million primarily for net increase in debt and other adjustements. Jaguar Land Rover issued around £1.6 billion of new debt during the year including a CNY 5.0 billion loan in China in June 2020, a $700 million 5-year bond with a 7.75% coupon in October 2020, followed by a $650 million 7-year bond with a coupon of 5.875% in December 2020. In addition, a £300 million bond was repaid in January 2021 and £125 million of the UKEF backed loan amortised during the year. FY 2020/21    / £ 2.3BN £ 2.3bn FY 2019/20    / £ 3.3BN FY 2018/19    / £ 3.8BN FY 2020/21    / £ (24)MN £ (24)mn FY 2019/20    / £ 244MN FY 2018/19    / £ 348MN FY 2020/21 / £    185MN £ 185mn FY 2019/20 / £    (759)MN FY 2018/19 / £    (1,296)MN FY 2020/21    / £ 4.8BN £ 4.8bn FY 2019/20    / £ 3.7BN FY 2018/19    / £ 3.8BN (£ million)     Debt maturity profile Gross Debt £6,6972 Total liquidity £6,720     519 1,935     Cash and financial deposits Bonds Banks loans Leases (IFRS116) undrawn RCF     1,838 1,310 4,782     undrawn RCF Total cash     104 4,342 625 679 581 204    undrawn RCF 270 981 853 400 763 509 363 472 Total    CY21 CY22 CY23 CY24 CY25 CY26 CY27 CY28 Total Liquidity3     Debt JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 CAPITAL STRUCTURE At 31 March 2021, we had £6.7 billion1 of total liquidity, including cash and cash equivalents, financial deposits of £4.8 billion1 and an undrawn committed revolving credit facility (RCF) of £1.9 billion. Our total debt outstanding at 31 March 2021 was £6.7 billion, giving a net debt position of £1.9 billion. Note: CY refers to calendar year in the debt maturity profile above. LIQUIDITY AND NET DEBT Our total cash and cash equivalents, deposits and investments at 31 March 2021 were £4.8 billion1 (24.2% of revenue), compared to £3.7 billion1 at 31 March 2020 (15.9% of revenue). The balance at 31 March 2021 comprised cash and cash equivalents of £3.8 billion, of which £298 million was held in overseas subsidiaries, and deposits and other investments of £1.0 billion. Including our £1.9 billion revolving credit facility (fully undrawn but committed until July 2022), total liquidity was £6.7 billion1 at 31 March 2021 versus £5.6 billion1 at the end of the prior year. As a result of total indebtedness of £6.7 billion and total cash and cash equivalents, deposits and investments of £4.8 billion1, net debt was £1.9 billion at 31 March 2021, lower than the net debt position of £2.2 billion at the end of the prior year. Net cash/(debt) at 31 March 2021 BORROWINGS AND INDEBTEDNESS    At 31 March 2021, we had £6.7 billion of debt outstanding, comprising: • £4.3 billion of unsecured bonds (including £0.7 million fair value adjustments partially offset by £21.0 million of net capitalised fees) • £1.7 billion of unsecured loans (including £13.2 million of capitalised fees)• £110 million short-term loan secured on vehicles bought back from fleet arrangements • £519 million of leases accounted as debt under IFRS 16 • £32 million of other debt. Of the £6.7 billion of debt, £1.6 billion is denominated in Pounds Sterling, £1.9 billion in Euros, £2.5 billion in US Dollars and £0.7 billion in Chinese Renminbi with the remaining £0.1 billion included as leases in other currencies. We also have a well-balanced profile of maturing debt, with 24% maturing after five years, 65% per cent in one to five years and the remaining 11% maturing within one year. We issued £1.6 billion of new debt in FY2020/21, including the CNY 5 billion loan in China in June 2020 and $1.35 billion of new five and seven-year bonds, in October and December 2020 respectively. During FY2020/21, we repaid a £300 million bond in January 2021 and £125 million of the loan guaranteed by UKEF which amortised throughout the year. Please see note 26 on page 96 for further disclosure on our loans and borrowings. 1 Please see note 3 of the financial statements on page 73 for alternative performance measures. 2 Total debt also includes £32 million of other debt and a fair value adjustment of £(1) million, partially offset by deferred fees of £(34) million. 3 Total liquidity at 31 March 2021 includes £3 million of undrawn credit under the fleet buy-back facility. 23 4,782 3,664     FY20     FY21 a (2,220)     (1,915) (5,884)     (6,697) Total cash    Total debt Net cash/(debt)

OUR APPROACH TO RISK

APPROACH TO RISK

We endeavour to manage and monitor risk factors that could impact our business objectives and aspirations.

DEFINING RISK

Risks are uncertain events that could materially impact organisational objectives – both adversely and favourably. We recognise that risk is inherent in all business activities and must be balanced when assessing returns. Successful management of risk is therefore key to accomplishing our strategic objectives. Jaguar Land Rover utilises an enterprise risk management (ERM) framework to identify, assess, manage and continually monitor and report on key risks that could affect our business.

RESPONSIBILITY FOR RISK

The Jaguar Land Rover Automotive plc Board is ultimately responsible for the management of risks facing our organisation. However, the wider organisation is responsible for the proactive day-to-day management and control of those risks. The Jaguar Land Rover Limited Board of Directors review key risks to monitor the progress of remediation actions, whilst the Risk Management Committee provides oversight of current and emerging risks at a detailed level that are reviewed against acceptable levels of exposure. Principal risks and exceptions are reported to the Audit Committee regularly to assist in the decision making process and ensure adequate controls are in place to provide sufficient protection to the organisation.

OUR RESPONSIBILITY FRAMEWORK


Jaguar Land Rover Automotive plc Board
Jaguar Land Rover Limited Board of Directors
Audit Committee
Risk Management Committee
FIRST LINE
OF RISK DEFENCE
Control of risks
Business operations risk management
SECOND LINE
OF RISK DEFENCE
Oversight and confirmation of controls
ERM and oversight functions
THIRD LINE
OF RISK DEFENCE
Independent controls assurance
Internal/external audit

PRINCIPAL RISKS[1]

We identify, assess and rate risks against a defined set of criteria, considering probability and potential impact to the business. Our ten principal risks[1] are plotted and ranked in the heat map below:


High
PROBABILITY
Low
IMPACT
High
High exposure risks that are more likely to materially impact our ability to achieve business objectives
Medium exposure risks that could impact business objectives unless monitored and managed
Low exposure risks that are more unlikely to materialise and impact our business objectives

RANK	Principal risk[1]	Category
1	Competitive business efficiency	Financial
2	Environmental regulations and compliance	Legal and compliance
3	Supply chain disruptions	Operational
4	Global economic and geopolitical environment	Strategic
5	Distribution channels/retailer performance	Operational
6	IT systems and security	Operational
7	Operations	Strategic
8	Strategic	Operational
9	Rapid technology change	Strategic
10	Human capital	Operational

CHANGES TO OUR PRINCIPAL RISKS[1] DURING FISCAL YEAR 2020/21

One risk has been introduced into the our principal risks:

- 07. Manufacturing operations

Mitigating actions are in place (as detailed on pages 26 to 27) to address the higher intensity of risk to the business.

One risk has been removed from our principal risks:

- Unethical and prohibited business practices

Plans and mitigating actions put in place have proved effective in reducing our overall exposure in these areas to within acceptable levels.

MAJOR DEVELOPMENTS IN FISCAL YEAR 2020/21 AND LOOKING AHEAD

Covid-19

The Covid-19 pandemic continued to have a significant impact on our financial and business performance during FY2020/21. In Q1, strict lockdowns were enacted across key regions, which impacted our retailer network and supply chain, and our own operations, forcing temporary plant closures in the UK, Europe and elsewhere. As a result, free cash flow was negative £1.6 billion in the three months to 30 June 2020.

Since then, we have experienced a solid recovery in sales, most notably in China with double-digit year-on-year retail sales growth. In the nine months to 31 March 2021, £1.8 billion of positive free cash flow was generated, more than offsetting the £1.6 billion outflow in the first quarter, to achieve £185 million free cash flow for the full year. Although the global rollout of vaccines is encouraging and social distancing meassures are generaly being relaxed, there remains some uncertainty about the extent and speed of any recovery including any longer term impacts to our business.

Semi-conductor shortage

More recently, the automotive industry has been experiencing a global shortage in the supply of semiconductors, primarily as a result of disruption to production from Covid-19. Although this did not have a material impact on our production and sales in FY2020/21, the ongoing supply disruption, impacting most industries, is having an impact on our production in Q1 and is expected to continue into Q2. We are monitoring the situation closely and working with our suppliers to minimise the impact of the disruption and intend to catch back as much lost production as possible when supply capacity improves in the second half of FY2021/22.

Brexit

Brexit uncertainty impacted our business during FY2020/21 and although a trade agreement was reached in December 2020, with tariffs avoided, the new custom requirements and additional administration, documentation and process have caused frictions for our business and our suppliers although this is now improving.

Reimagine

Our new Reimagine strategy will redefine our business and our vehicle portfolio, with a value creation approach delivering quality and profit-over-volume. Whilst we are confident that Reimagine will deliver a much more profitable and sustainable business, we remain aware of the risks posed by such a step-change in strategy.

[1] The principal risks discussed above do not constitute an exhaustive list of risks, that we have identified and monitor, that may impact our business.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21
25

PRINCIPAL RISKS FINANCIAL
1. Competitive business efficiency Delivering on our business and strategic objectives is key to sustaining profitable and cash accretive growth. Any uncertainties that materially compromise the achievement of our objectives could unfavourably impact our operational and financial performance.
Furthermore, there are inherent risks to the successful implementation of the recently announced Reimagine strategy, including the launch of Jaguar as an all-electric brand, the significant ramp up of Land Rover BEVs as well as the migration to new architectures.
STRATEGIC
4. Global economic and geopolitical environment
Jaguar Land Rover is exposed to changes in the global economic and geopolitical environment, as well as other external factors including but not limited to trade tensions, protectionism, wars, terrorism, natural disasters, humanitarian challenges and pandemics that may adversely impact our business.
8. Brand positioning
Brand positioning is becoming increasingly challenging in a dynamic automotive market with more intense competition from existing OEM’s and new disruptive entrants. Under the Reimagine strategy the business will target growth in our most profitable segments with Jaguar becoming an all-electric brand from 2025 and Land Rover launching BEV options on six of its models by 2026.
9. Rapid technology change
Technology in the automotive industry is evolving rapidly, particularly with respect to electrification and connectivity as well as automated driving. Falling behind with technology trends will increase the risk of not meeting the expectations of both new and existing customers with a potentially higher risk of not satisfying regulatory and legal requirements across international markets.
LEGAL & COMPLIANCE
2. Environmental regulations and compliance
We are subject to a rapidly evolving regulatory landscape with associated laws, regulations and policies that all impact the vehicles we produce and our manufacturing facilities (e.g. CO2 and NOx emissions and fuel economy). The transition away from traditional fossil fuels to more renewable energy sources and the increasing pace of that transition creates particular compliance challenges, in particular tailpipe emissions for automotive companies and wider compliance requirements for carbon emissions produced during manufacturing and other operations.
CONSEQUENCES
If we are unable to deliver our objectives, our ability to achieve our financial targets including double-digit EBIT margins and significantly positive free cash flow, may limit our capability to invest and fund future products and technologies and may also result in higher net debt for longer than expected. Covid-19 continues to have a significant impact on our business and uncertainty remains over the long term consequences to our business.
CONSEQUENCES
Our international presence and global sales profile means that our business could be significantly impacted by changes in the external environment, globally or locally. Our global supply chain could also be negatively affected by disruption caused by external factors in the future. As a result, our business could be adversely affected through lower sales in each region including China.
Our potential inability to successfully position, maintain and articulate the strength of our brands as well as failing to develop new products/ technologies that meet customer preferences, suffering delayed product launches, or not being able to sufficiently invest in brand building, could impact demand for our products.
Delays in the launch of technologically intensive products, or the relative obsolescence of existing technology in our products could impact sales as customers may choose to purchase products from competitors and/or the sale of our products could be prohibited in certain markets.
CONSEQUENCES
We incur additional compliance costs to avoid facing significant civil and regulatory penalties, and our competitors may gain an advantage by adopting new emissions-reducing and fuel-efficient technologies before we do. Furthermore, we may incur significant reputational damage, which could materially impact our brands and sales, if we fail to maintain and improve our environmental, social and governance practices.
MITIGATIONS/OPPORTUNITIES
Project Charge has delivered £6.0b of cost and cash savings since FY2018/19. The Refocus transformation programme aims to enhance overall business efficiency and underpins the delivery of our Reimagine strategy by reducing costs, improving quality of sales, products and programme delivery. Together with our new architecture strategy Refocus will deliver improved cash flow and profitability targeting double-digit EBIT margin by FY2025/26 and reducing net debt to reach net cash by FY2024/25
MITIGATIONS/OPPORTUNITIES
We continue to closely monitor and risk assess global developments, implementing mitigation plans as necessary and we continue to maintain a balanced sales profile across our key sales regions. The automotive industry continues to experience unprecedented challenges but at the same time presents opportunities, notably with the rise of electrification. Furthermore, the expected economic recovery post-Covid-19, and rising incomes should support sales in both new and existing geographical markets as well as in new and existing segments. Jaguar is relaunching as an all-electric brand from 2025 targeting a more luxurious segment of the market. The significant increase in the electrification of Land Rover products should enable the brand to capitalise on the fast growing BEV segment. In addition, we are aiming to increase our collaboration and partnerships both within the Tata Group and with external organisations in a number of areas, including ADAS and battery technologies, services, and connectivity. We are also exploring collaborations and partnerships for vehicle architectures, most notably for Jaguar’s new dedicated BEV architecture.
We continue to prioritise the development of technology to support the efficient delivery of our products to market. In addition, we engage in a number of initiatives with relevant industry partners and government agencies to support the efficient delivery of our products and cutting-edge technologies. Furthermore, increasing partnerships and collaborations with the Tata Group and other companies is a key aspect of the Reimagine strategy.
MITIGATIONS/OPPORTUNITIES
We have significantly expanded electrification across our model range during the year with 12 of our 13 nameplates now offering an electrified option. Furthermore, we continue to target lower carbon emissions at our sites and we have achieved carbon neutral certification by the Carbon Trust. Under the Reimagine strategy we plan to rationalise our architectures to support pure battery electric offering across the model range whilst maintaining the flexibility to offer hybrids. Jaguar will emerge as an all-electric brand from 2025 with Land Rover launching its first BEV variant in 2024 rising to six models offering a BEV option by 2026. By 2030, 60% of all sales will be BEVs rising to 100% by 2036 and we aim to achieve Net Zero carbon emissions by 2039.
JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21
OPERATIONAL
3. Supply chain disruptions
Jaguar Land Rover’s ability to supply components to our manufacturing operations at the required time is of paramount importance in achieving production schedules and meeting consumer demand.
The Covid-19 pandemic certainly had and continues to have and impact on our global supply base and our supply chain could be severely disrupted as a result of external shocks, industry specific and company factors in the future.
5. Distributional channels and retailer network
In order to optimise market performance, sales channels must be aligned to the buying habits of our customers, including through traditional showrooms but by also embracing increasingly more innovative sales channels such as virtual showrooms and online purchasing. Our retailers reflect our brand vision and must effectively communicate our brand values, with trained and capable representatives, to continue to successfully appeal to new and existing customers. In addition, service and repair capacity has to be correlated to the needs of our customers across each key region.
6. IT systems and security
As a global enterprise with leading brands and a strong reputation, Jaguar Land Rover is an attractive target for cyber criminals.
Jaguar Land Rover also relies on strong partnerships, so we aim to manage third party risks together for mutual protection.
Information technology is at the heart of our business, safeguarding our information assets and maintaining privacy and reducing human risk are paramount. We strive to reduce these information risks to enable us to continue to deliver great products and services for our customers.
7. Manufacturing Operations
Manufacturing operations are at the heart of Jaguar Land Rover’s value chain, and any losses to scheduled production will have a detrimental effect on both financial performance, customer delivery and satisfaction. The Covid-19 pandemic and Brexit have increased our production continuity risk exposure and we continue to closely monitor the supply base and supply chain efficacy and ensure the health and safety and wellbeing of our people.
10. Human capital
Our business requires an engaged work-force with core capabilities in new and emerging skill areas and a collaborative and innovative culture for our transformation to be successful. Our people are our business and the safety and well being of our employees is paramount, as demonstrated by the protocols and processes introduced to mitigate the transmission of Covid-19 at the workplace.
CONSEQUENCES
Supply chain disruptions if not managed,
could have an adverse effect on production
volume, revenue and profitability, customer
satisfaction and reputation within the regions in which we operate including China.
In addition to the disruption caused by the
pandemic, more recent supply constraints
of semi conductors has impacted many
industries including automotive. As the
demand for electrified vehicles increases
the competition for components such as
motors and batteries between automotive manufacturers will likely intensify so securing the supply of these components is
business critical.
Sales and service performance directly impacts the satisfaction and retention of existing customers and the attraction of new customers. In addition, inadequate sales
and service performance could negatively
impact the reputation of our brands. Failure
to deliver a superior sales service through
our retailer channels will lead to a weakening in our competitive advantage potentially impacting our business and financial performance. Covid-19 has and continues
to impact our retailer network with new
lockdown measures causing showroom
closures notably in the UK and Europe and
such external disruption could similarly
impact our retailer network in the future.
Failing to safeguard personal data could result in regulatory censure, fines (e.g. under
GDPR) with consequential reputational and
financial damage. Cyber attacks against
our IT infrastructure could compromise or
significantly disrupt our core capabilities
to deliver products for our customers. In
extreme cases, this could compromise
the personal safety of our customers and
colleagues.
Any disruptions to our manufacturing
operations and losses in vehicle production
could result in delays to both retailer and
customer delivery, and potential delays
or loss of revenue in key regions including
China, through loss of sales.
If we fail to develop new and flexible skills
and capabilities within our workforce our
business will lose the ability to remain flexible in a dynamic automotive industry which is key to delivering innovative products and
services. The impact of Covid-19 has accelerated the need for the business to transform and we will need an agile organisation and culture to support the organisation
during and after this transformation.
MITIGATIONS/OPPORTUNITIES
Operating an effective supply chain risk
management framework enables proactive
engagement with our suppliers to diagnose
and mitigating potential disruptions, most
recently as a result of Covid-19 and the
potential impact of semi conductor industry
supply constraints. A key component of our
Refocus transformation programme focuses
specifically on our supply chain to enhance the
efficiency of launching our models to market.
We continue to maintain and develop strong
partnerships with key strategic suppliers
including for electrification to ensure a stable
future supply of components.
Market and retailer demand is closely
monitored in order to optimise production,
sales and inventory. Online sales with “click
and deliver” services have enabled retailers
to continue to achieve sales through more
recent periods of Covid-19 lockdowns and has
accelerated the use of digital sales channels.
Furthermore, digital solutions (e.g. SOTA -
Software Over The Air) help strengthen the
relationship with our retailers and customers.
Information risk and security are managed
strategically, through a security programme
and roadmap. This is managed and recalibrated periodically to ensure investment and business alignment are appropriate. The security programme includes key themes : strengthening security culture to reduce human information risk ; proactive and robust cyber defence;
supply chain security assurance; improving security capability maturity; maintaining rigorous controls and managing enterprise information
risks to acceptable levels.
Manufacturing works closely with the
Purchasing function to monitor and manage
suppliers that pose part supply risks to Jaguar
Land Rover production plants. This includes a
Covid-19 pandemic data analytics tool which
is used to identify suppliers in high-risk regions
and apply safety stock where feasible to mitigate the potential risk of supply disruption. To ensure our manufacturing sites are Covid-19
safe working environments, many preventative
measures remain in place to include but not
limited to: job risk assessments, physical separation, face coverings, one way systems and both on-site testing and vaccinations.
A key aspect of the Refocus transformation
programme is to develop an agile, capable
organisation and culture to support the business. Under a more efficient, focused target operating model our workforce will help drive
this transformation by leveraging our digital
capability and solutions (InDigital). In addition,
opportunities to enrich our human capital
will arise as we repurpose and reorganise the
business under the Reimagine strategy.

INTRODUCTION TO GOVERNANCE
STATEMENT OF CORPORATE GOVERNANCE ARRANGEMENT For the year ended 31 March 2021, under the Companies (Miscellaneous Reporting) Regulations 2018, the Group has for a second year continued to apply the Wates Corporate Governance Principles for Large Private Companies (‘Wates Principles’), published by the Financial Reporting Council (‘FRC’) in December 2019 and are available on the FRC website. The following section continues to summarise how the Group has applied the Wates principles over the past year and the continuing journey to embrace the changes. The Group’s website contains further supporting information on the Wates Principles. The Group remains committed to ensuring effective governance is in place to deliver its core values, as this is the foundation on which it manages and controls its business and provides the platform for sustainable profitability. SECTION 172 COMPANIES ACT 2006 The Wates Principles for Large Private Companies provides a framework for the Group to not only demonstrate how the board of directors of Jaguar Land Rover Automotive plc (“JLR plc Board”) makes decisions for the long term success of the company and its stakeholders (see Principle 6—Stakeholders, on page 39), but also having regard to how the JLR plc Board ensures the Group complies with the requirements of Section 172 (1)(a) to (f) of the Companies Act 2016. Our reporting against the Wates Principles has been included below. During 2021, the JLR plc Board Members have welcomed new Directors to the Jaguar Land Rover Limited Board of Directors (“JLR Ltd Board”) who collectively are continuing to review, challenge and strive towards changes to implement and demonstrate the Group’s improving engagement with its employees and stakeholders.
SECTION 172    DECISIONS
a) the likely consequences of any decision in the long term    The JLR plc Board annually approves the five-year business plan and monitors its implementation throughout the year.
External factors are also considered such as economic, political and ongoing challenges within the market as part of the five-year business plan to ensure both financial and operating strategy is set at sustaining and achieving the long-term success of the Group.
To further enhance and support the long term strategy, the Group entered into a number of debt funding arrangements during the financial year.
See page 23
b) the interests of the company’s employees    We strongly believe that diversity, inclusion and equality of opportunity for all our employees, no matter who they are, will be essential to our future success. People are the heart of our business and we remain committed to fostering a culture that is representative of the societies in which we live.
The JLR plc Board understand the importance of the Group’s employees to the long-term success of the business. The Group regularly communicates to its employees through presentations, internal organisations announcements including via emails and newsletters.
A pulse survey undertaken annually allows employees to formally provide feedback to further support the long term plans of the Group in addition to informal feedback sessions held during the year with various Directors on the JLR Ltd Board.
Learning and development continues to be a key area of focus for the Group in respect of employees, who are supported by the provisions of a number of training methods. Internal networks to support wellbeing have been created to provide and create communities to discuss and share support on mental health, general wellbeing and advice on the coronavirus outbreak.
We continue to proudly support the growing number of active diversity and inclusion employee-led networks such as JLR Pride, BAME, Gender Equality, Disability and a number of religious groups.
See page 16
SECTION 172    DECISIONS
c) the need to foster the company’s business relationships with suppliers, customers and others    The JLR plc Board understand the importance of the Group’s supply chain in delivering the long-term plans of the Group. The Group’s principal risks and uncertainties set out risks that can impact the long-term success of the Group and how these risks interact with our stakeholders. Through the recent changes to the long term plan via Reimagine, discussions are commencing and ongoing with suppliers to ensure supply chain remains uninterrupted.
In line with past year practice, through Project Charge and Accelerate we have continued to have discussions with our suppliers to help support managing payment terms. Our suppliers of production and non-production goods and services play an integral role in our business and help us to operate globally. The Group has key objectives and principles which are set out clearly in the Global Supplier Management policy. Ensuring this policy is followed to achieve consistent and best practice in our relationships with our suppliers, in addition to ensuring ethical behaviour, sustainability and health and safety is considered critical to the success of our business relationships.
The JLR plc Board monitor the Group’s engagement with their customers through the use of various Customer
Experience Insight tools which helps collate feedback from the time of vehicle purchase onwards. This process is run internally and enables both the Group and Retailers globally to help improve customer engagement.
Other regular customer feedback mechanisms exists through a variety of syndicated surveys to provide and offer external and independent feedback.
They actively seek information on the interaction with stakeholders and employees to ensure that they have sufficient information to reach appropriate conclusions about the risks faced by the Group.
d) the impact of the company’s operations on the community and environment    For further information on the Group’s initiatives and commitment to environment and society, please refer to the Jaguar Land Rover corporate website.
See page 14
e) The desirability of the company maintaining a reputation for high standards of business conduct    The JLR plc Board is supportive of diversity in the workplace. Diversity management continues to form a core part of the Group’s business strategy. The Group is committed to fostering a diverse, inclusive culture that is representative of their global customers and the society in which we live; a culture in which every one of our employees can bring their authentic self to work, and reach their full potential. The Code of Conduct policy sets out the Group’s commitment to creating a work environment built on inclusion, tolerance, understanding, mutual cooperation and respect.
The JLR plc Board has also approved the Group’s policies on anti-slavery and human trafficking and anti-bribery and corruption in addition to the gender pay gap report which is issued annually. All can be found on the
Group’s website.
f) The need to act fairly as between members of the company    The Group is owned by Tata Motors Limited (“TML”) and collectively are committed to continuing to build future growth through Reimagine irrespective of the current economic environment.
JAGUAR LAND ROVER AUTOMOTIVE PLC 29
Annual Report 2020/21

INTRODUCTION TO GOVERNANCE

WATES PRINCIPLE 1 – PURPOSE AND LEADERSHIP

The JLR plc Board rigorously challenges strategy, performance, responsibility and accountability so that every decision made is of the highest quality.

The JLR plc Board actively ensures through committee meetings and careful consideration of economic, geopolitical and environmental factors that appropriate strategies are adopted and effective decisions made.

The key areas of focus for 2021 for the Board has been to proactively consider the impact to the business as a response to the unexpected Covid-19 pandemic to ensure appropriate direction has been applied to future business strategy and growth plans for the Group in addition to the Brexit trade deal agreed in December between the UK and the European Union.

Reimagine is at the centre of this focus which will see the Group transition to being an electric-first business as well as setting out a roadmap to achieve net zero carbon emissions across supply chain, products and operations. Quality, efficiency and agility continue to be the drivers to create a more sustainable and resilient business for customers, suppliers, employees and shareholders.

To date the JLR plc Board has been encouraged by the Brexit trade deal which has avoided tariffs on automotive parts and finished vehicles, although there is recognition that customs administration requirements have increased.

A more recent but yet critical area of discussion and review by the JLR plc Board, which has affected other automotive companies as well as other industry sectors, is the global shortage of semiconductors and the impact on production at our manufacturing plants.

This Corporate Governance Report includes further information about the JLR plc Board, areas of focus for the JLR plc Board, and the structure and role of its committees.

Details of individual directors' attendance of Board meetings in 2021 are shown in the following table:

NAME OF DIRECTOR	Maximum no. of Principal Board Meetings director could attend	No. of Principal Board Meetings director attended	Percentage of Principal Board Meetings attended
Chief Executive Officer			
Thierry Bolloré (appointed 10.09.20)	8	8	100%
Non-Executive Independent Directors			
Natarajan Chandrasekaran (Chairman)	16	16	100%
Nasser Mukhtar Munjee	16	16	100%
Andrew M.Robb	16	16	100%
Non-Executive Director			
Pathamadai Balaji	16	16	100%
Hanne Sorensen	16	16	100%
Prof. Sir Ralf Speth (Vice Chairman)	16	16	100%

WATES PRINCIPLE 2 - BOARD COMPOSITION

We continuously evaluate the balance of skills, experience, knowledge and independence of the Group's directors. The JLR plc Board comprises a separate Chairman and Chief Executive Officer to ensure that the balance of responsibilities, accountabilities and decision making across the Group are effectively maintained. The size and composition is considered to be appropriate with all members contributing to a wide variety of experience.

The JLR plc Board continues to work on creating a more diverse board of directors and recognises this as a challenge in the automotive sector. There are strategies in place which encourage diversity throughout the workplace with opportunities for employees to progress to senior levels.

A biography for each Board Director can be found on the Group's website.



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Annual Report 2020/21

31

LEADERSHIP

JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD



NATARAJAN CHANDRASEKARAN
NON-EXECUTIVE DIRECTOR AND CHAIRMAN

Appointed
February 2017



THIERRY BOLLORÉ
CHIEF EXECUTIVE OFFICER

Appointed
September 2020



ANDREW M. ROBB
NON-EXECUTIVE INDEPENDENT DIRECTOR

Appointed
April 2009



HANNE SORENSEN
NON-EXECUTIVE DIRECTOR

Appointed
August 2018



PATHAMADAI BALACHANDRAN BALAJI
NON-EXECUTIVE DIRECTOR

Appointed
December 2017



NASSER MUKHTAR MUNJEE
NON-EXECUTIVE INDEPENDENT DIRECTOR

Appointed
February 2012



PROF SIR RALF D SPETH KBE FREng FRS
NON-EXECUTIVE VICE CHAIRMAN

Appointed
September 2020

JAGUAR LAND ROVER LIMITED BOARD OF DIRECTORS



THIERRY BOLLORÉ
CHIEF EXECUTIVE OFFICER



NIGEL BLENKINSOP
EXECUTIVE DIRECTOR, COMPANY QUALITY AND CUSTOMER SATISFACTION



FELIX BRÄUTIGAM
CHIEF COMMERCIAL OFFICER



NICK COLLINS
EXECUTIVE DIRECTOR, VEHICLE PROGRAMMES



HANNO KIRNER
EXECUTIVE DIRECTOR, CORPORATE AND STRATEGY



ADRIAN MARDELL
CHIEF FINANCIAL OFFICER



PROFESSOR GERRY McGOVERN OBE
CHIEF CREATIVE OFFICER



GRANT McPHERSON
EXECUTIVE DIRECTOR, MANUFACTURING



DAVE OWEN
EXECUTIVE DIRECTOR, SUPPLY CHAIN



QING PAN
PRESIDENT, JAGUAR LAND ROVER CHINA



NICK ROGERS
EXECUTIVE DIRECTOR, PRODUCT ENGINEERING



HANNE SORENSEN
NON-EXECUTIVE DIRECTOR



DAVE WILLIAMS
EXECUTIVE DIRECTOR, HUMAN RESOURCES

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Annual Report 2020/21

33

LEADERSHIP

WATES PRINCIPLE 3 – DIRECTOR RESPONSIBILITIES

Effective risk management is central to achieving the Group's strategic objectives and is a core responsibility of the JLR plc Board and its committees. In this section, you will find information about the responsibilities and focus of the JLR plc Board and the Audit, Remuneration and Disclosure Committees. Good governance is achieved through effective committees tackling core areas of focus on a regular basis. See page 36 for further information.

During the year, a separate Compliance Committee, consisting of non-executive directors who are Members of the Audit Committee, was created which met bi-annually and movement to quarterly meetings have provided increased input in the review and assessment of compliance risks. The purpose of this Committee is to provide independent oversight of JLR's compliance programmes by those with responsibility for Group governance compliance. This includes overseeing the adequacy, effectiveness and maturity of the various compliance programmes.

In this section, you will find information about the induction and development of directors across the Group, as well as the key considerations when measuring the effectiveness of the JLR plc Board and its committees.

AUDIT COMMITTEE

Reviews the integrity of the financial statements, relationship with the external auditors and effectiveness of internal financial controls.

For more information see page 36

JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD

The Jaguar Land Rover Automotive plc Board provides supervision and guidance to the Group's management, particularly with respect to corporate governance, business strategies and growth plans. It also considers the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfilment and capital expenditure requirements, as well as the review of business plans and targets.

For more information see page 36

REMUNERATION COMMITTEE

Determines the overall remuneration policy and strategy to ensure transparency and alignment with the Group's short and long-term strategic goals.

For more information see page 38

JAGUAR LAND ROVER LIMITED BOARD OF DIRECTORS

The work of the JLR Ltd Board of Directors complements, enhances and supports the work of the JLR plc Board, with them operating under the direction and authority of the Chief Executive Officer to support in the execution of the Group's strategy, including evaluating the Group's performance against budget and forecast.

They are also responsible for overseeing the implementation of appropriate risk assessment processes and controls to identify, manage and mitigate the principal risks to the Group, and in doing so, provide support to the boards of directors of other Group companies.

COMPLIANCE COMMITTEE

Provides oversight of Jaguar Land Rover's management to review and assess its various compliance risks. Oversees and assesses appropriateness of the adequacy, effectiveness and maturity of the many compliance programmes.

DISCLOSURE COMMITTEE

Supports the Jaguar Land Rover plc Board and Audit Committee in reviewing and approving the final form of quarterly and annual statements relating to the performance of the Group.

For more information see page 37

OTHER EXAMPLES OF MANAGEMENT COMMITTEES:

- Risk Management Committee
- Product Committee
- Health and Safety Committee
- Security Committee
- Unusual Events Committee
- Financial Risk and Assurance Committee
- Financial Risk Committee

KEY MATTERS CONSIDERED BY THE JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD IN FISCAL YEAR 2020/21

TOPIC / ACTIVITY	ACTIONS	PROGRESS
STRATEGY		
Review of the business and operating model	Analysed the automotive industry trends and retail outlook and assessed the potential impact on the Group. Reviewed the Group's performance against its competitors.	Covid-19 resulted in temporary retailer and plant shutdowns during the early start of the fiscal year. The majority of the Group's facilities both UK and Overseas have been operational whilst ensuring robust protocols and guidelines are being adhered to ensure the safety and wellbeing of our employees. In line with Reimagine, electrified options extended to 12 Jaguar Land Rover models, including 8 with plug-in hybrid (PHEV), 11 with mild-hybrid (MHEV) and the all-electric Jaguar I-PACE (BEV). Charge+ transformation savings continue to be recognised.
Maintaining appropriate liquidity to support business requirements	Supported continued investment to promote sustainable business growth over the long term. Used cash to implement ongoing programmes to support business growth. Considered and approved the Group's debt funding arrangements.	CNY 5 billion loan arranged and fully drawn. Issuance of $650m Senior Notes due January 2028 at a coupon of 5.875% and $700m Senior Notes due 2025 at a coupon of 7.75%. £300m bond repaid in January 2021, £125m of UKEF guaranteed loan amortised. RMB 5bn loan completed and drawn down in June 2020. Post year end on the 1st April 2021, £1.31bn of the RCF was renewed.
Discussion of the Group's capital structure and financial strategy	Reviewed and approved, where appropriate, the business cases for internally developed future business.	Project Charge and Charge + has achieved £6 billion of lifetime savings including £2.5bn in Fiscal 2020/21.
RISK MANAGEMENT AND INTERNAL CONTROL		
Review the Group's principal risks and the effectiveness of internal control systems and risk management	Reviewed and updated approach to identify and manage principal risks. Continuing assessment of significant and emerging risks, including geopolitical uncertainty and the impact of Brexit.	Agreed Group-level risks and a robust set of mitigating activities, which are regularly monitored. Further developed the Group's approach to risk. Considered movements in key risks resulting from changes to likelihood or business impact. Brexit deal was agreed in line with the Group's planning assumptions, continued assessment of implications to the Group across trade, compliance and operations are being planned appropriately
LEADERSHIP AND PEOPLE		
Review composition of the JLR plc Board and its committees	Discussed the composition of the JLR plc Board and its committees, including succession planning.	The JLR plc Board of directors is in place and continually monitored.
Review the development of people and talent in the Group, including succession planning for senior roles	Ongoing commitment to maintaining a balance of appropriate skills and experience among the Group and associated committees.	Due to the strength of succession planning built into the business, recent changes surrounding the CEO has been appropriately addressed with a smooth transition.
Discuss the results of the employee engagement survey and devise strategic actions arising from it	Conducted a thorough review of Pulse surveys to identify areas for improvement. Encouraged interaction between employees across the Group.	Continued focus on engagement and development of employees through offering a wide range of training courses. A revised gender pay gap report has been issued and distributed to all employees for review, consideration and challenge.
GOVERNANCE, STAKEHOLDERS AND SHAREHOLDERS		
Review the Group's purpose, goal, vision and values	Considered sustainability, including the Group's impact on the community and the environment. Monitored and addressed regular Health and Safety updates.	Reviewed developments in corporate governance and considered key legal and regulatory updates.
Encourage strong engagement with investors and stakeholders	Actively supported engagement opportunities. Regularly reviewed and acted upon feedback from key stakeholders.	Ongoing discussions at all levels of the business with shareholders. Engagement with other stakeholders based on feedback.
FINANCIAL PERFORMANCE		
Assessment of the Group's financial performance	Evaluated the Group's performance against budget and forecast. Reviewed the quarterly and annual results and associated presentations to investors.	Reviewed and approved the latest five-year business plan for the Group. Approved the Annual Report.

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35

EFFECTIVENESS THE JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD Continued development of the Group’s product pipeline through Reimagine to provide all nameplates in electric form by end of the decade, thereby seeking to capitalise on segment growth. Ongoing aim to achieve Net Zero carbon emissions across supply chains, products and operations by 2039; • Closer collaboration with the Tata Group to share best practice in next-generation technology, data and software development; • To become a more agile business with a simplified manufacturing operation; Consideration of the evolving economic, political and market conditions, such as those related to Brexit and Covid-19. Developing people and the workforce of tomorrow. Ongoing review and monitoring of external risk factors, considering their impact on the future of the Group in light of upcoming changes in both the political and economic environment. HOW WE DIVIDE UP OUR RESPONSBIILITIES Chairman of the JLR plc Board Responsible for leading the JLR plc Board, its effectiveness and governance. Also sets the agenda to take full account of the issues and concerns of the directors and ensures effective links between external stakeholders, the JLR plc Board and management. Non-executive directors Constructively challenge the Chief Executive Officer and monitor the delivery of the Group’s strategy within the risk and controls environment set by the JLR plc Board. Chief Executive Officer Responsible for the day-to-day leadership, management and control of the Group, recommending the Group strategy to the JLR plc Board, and implementing the Group’s strategy and decisions of the JLR plc Board. INDUCTION, DEVELOPMENT AND SUPPORT All new directors receive a full, formal and tailored induction upon joining the JLR plc Board. The JLR plc Board calendar is also planned to enable directors to visit the increasing number of Jaguar Land Rover geographic locations. Directors are briefed on a wide range of topics throughout the year. These topics range from those with particular relevance to the business of the Group, such as global automotive demand, to more general matters such as developments in corporate governance. We recognise that our directors have a range of experience, and so we encourage them to attend external seminars and briefings that will assist them individually. EVALUATION The JLR plc Board continuously assesses its effectiveness in the following areas: • The flow and quality of information to and from the JLR plc Board to ensure effective communication; • Decision-making process and culture; and • The outcome and impact of decisions made by the JLR plc Board. The JLR plc Board and Audit Committee also provide direct feedback to management committees during the year. COMMITTEES SUPPORTING ACCOUNTABILITY AUDIT COMMITTEE Composition of the Audit Committee Andrew Robb, Chairman Nasser Munjee P. B. Balaji H.B.B. Sorensen Role of the Audit Committee • Monitors the integrity of the financial statements, including the review of significant financial reporting issues and judgements alongside the findings of the external auditor. • Oversees the relationship with the external auditor, external audit process, nature and scope of the external audit and the appointment, effectiveness, independence and fees of the external auditor. • Monitors and reviews the effectiveness of Corporate Audit, ensuring coordination with the activities of the external auditor. • Reviews the effectiveness of the Group’s systems for internal financial control, financial reporting and risk management. Main activities of the Audit Committee during the year Financial reporting During the year, the Audit Committee met with the external auditor and management as part of the fiscal 2020/21 annual and quarterly reporting approval process a total of five times. The Audit Committee reviewed the draft financial statements and considered a number of supporting papers. This included reviewing information presented by management on significant accounting judgements to ensure all issues raised were properly dealt with; reviewing presentation and disclosure of materials to ensure adequacy, clarity and completeness; reviewing the documentation prepared to support the going concern statement given on page 43; and reviewing external audit reports. The key matters considered in the year by the Audit Committee were:going concern, impairment of long-life assets, capitalisation of product engineering costs,valuation of defined benefit plan obligations. Internal controls The Audit Committee reviewed the effectiveness of financial reporting, internal control over financial reporting and risk management procedures within the Group, with particular regard given to compliance with the provisions of section 404 of the Sarbanes-Oxley Act and other relevant regulations. The reviews also considered any potential material weaknesses or significant deficiencies in the design or operation of the Group’s internal control over financial reporting, which are reasonably likely to adversely affect the Group’s ability to record, process and report financial data, including that of systems controls. The Audit Committee received reports from the external auditor, Business Assurance and Corporate Audit with respect to these matters. External Audit The Audit Committee reviewed the significant audit issues affecting the Group with the external auditor and how they have been addressed in the financial statements. The Audit Committee also evaluated the external auditor by reviewing the firm’s independence, its internal quality control procedures and any material issues raised by the most recent quality control or peer review of audit firms. This included the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits performed by the external auditor within the last five years. KPMG, the external auditors, have completed their fourth year in post. Section 139(2) of the Indian Companies Act, 2013, mandates that all listed companies rotate their auditors once the auditor has served as an auditor for a period of 10 or more consecutive years. Under these regulations, the Group will be required to retender the audit by no later than 2027 and the Committee will keep the external auditor tender under review and act in accordance with any changes in regulations and best practice relating to the tenure of the external auditor. To help safeguard KPMG’s objectivity, independence and effectiveness, the Group has a non-audit services policy which sets out the circumstances and financial limits within which the external auditor may be permitted to provide certain non-audit services. This policy sets a presumption that KPMG should only be engaged for non-audit services where there is an obvious and compelling reason to do so (for example, their skills and experience or ability to provide the services) and provided such work does not impair their independence or objectivity and has no impact on the audited financial statements. It prohibits KPMG from providing certain services, including legal, valuation, actuarial and internal audit. The Audit Committee approves all non-audit services before they are performed. Non-audit fees paid to KPMG in the year totalled £1.2 million (2020: £1.1 million), representing 21 per cent of the fees paid for audit and audit-related assurance services. Corporate Audit During the year, the Audit Committee regularly reviewed the adequacy of the Corporate Audit function, the Corporate Audit charter, staffing and seniority of the official heading the function, reporting structure, budget, coverage and the frequency of corporate audits, the structure of Corporate Audit and approval of the audit plan. The Audit Committee also met with Corporate Audit and the external auditor on a one to-one basis twice during the year. This forms an important part of our consideration and control, ensuring that they have an open and direct forum with the Audit Committee. DISCLOSURE COMMITTEE Composition of the Disclosure Committee: Chief Financial Officer and his direct reports Matters considered during the year • Reviewed and updated the terms of reference of the Disclosure Committee • Reviewed the audit and control findings from the external auditor • Reviewed areas of key management judgement and significant transactions, including their presentation and disclosure in both the quarterly and annual financial statements • Reviewed new disclosures in both the quarterly and annual financial statements for appropriateness • Considered the impact of new accounting standards on the Group. JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 - 37 –

ACCOUNTABILITY

WATES PRINCIPLE 4 - OPPORTUNITY AND RISK

In addition to the matters referred to throughout this report on risk management, please also refer to page 25 which includes a list of principal risks including mitigations relevant to the Group.

See pages 26 to 27 for assessment and categorisation of principal risks and actions to mitigate.

WATES PRINCIPLE 5 - REMUNERATION

In accordance with Wates Principle 5, the Nominations and Remuneration Committee of JLR plc Board ensures that appropriate senior management is recruited to deliver on the Group's objectives. The Nominations and Remuneration Committee has clearly defined Terms of Reference and is responsible for remuneration strategy, recruitment and long term incentive plans for senior executives.

NOMINATIONS AND REMUNERATION COMMITTEE

Composition of the Nominations and Remuneration Committee

Andrew Robb, Chairman

Natarajan Chandrasekaran

Hanne Sorensen

In addition to the Committee members, the Chief Executive Officer is invited to attend meetings, except where there is a conflict of interest. The Nominations and Remuneration Committee is supported by the Executive Director, Human Resources and the HR Director, Global Reward & Mobility.

Role of the Nominations and Remuneration Committee

The Nominations and Remuneration Committee is responsible for the structure, appointments, removals, succession, performance and compensation of the JLR plc Board and the Jaguar Land Rover Management Board.

The Committee's involvement in all aspects of nominations and remuneration ensures that all decisions in terms of Board appointments are made in a fair, equal and balanced way.

With the appointment of the new Chief Executive Officer in September 2020 and the subsequent announcement of the Reimagine strategy the committee has supported the reconfiguration of Jaguar Land Rover's Management Board in order to align and strengthen the team for the delivery of the new strategy. The reorganisation and changes due to retirement of previous Board members saw Jaguar Land Rover Limited Board make six new appointments during the course of the Financial Year.

Remuneration policy

The remuneration policy is designed to attract, retain and motivate executives of the highest quality, encouraging them to deliver exceptional business performance aligned to Jaguar Land Rover's strategy and the objective of delivering long-term sustainable growth. Its structure and individual remuneration elements align with the design of the Company's remuneration policy for the wider organisation. Any decisions the Nominations and Remuneration Committee makes in relation to executive remuneration will be made with clear understanding of the developments to pay and conditions for the wider workforce.

Executive remuneration consists of:

Fixed elements:

- **Salary.** Designed to recruit and retain individuals with the necessary knowledge, skills and experience to deliver the Group's strategic objectives. Salary is reviewed annually and benchmarked against comparable roles in appropriate comparator groups.
- **Retirement benefits.** The Group has a number of defined benefit pension schemes that are closed to new employees. Executives who are members of these schemes will continue to accrue benefits, but most executives now either have defined contribution provisions or elect to receive a cash allowance in lieu of retirement benefits. The cash allowance is at the same level as the equivalent defined contribution provision.
- **Other benefits.** Executives are eligible to participate in the Group's management car programme, medical arrangements, and life insurance and disability plans.

Performance-related elements:

- **Annual bonus.** The Global Bonus Plan is currently designed to reward achievement of short-term financial and strategic measures to support the Group's strategy. Performance is measured against quantifiable one-year financial and operational targets.
- **Long term incentive.** The Long Term Incentive Plan ("LTIP") is designed to reward and encourage alignment with the Group's long-term sustainable growth strategy. Performance is measured over a three year period against a balanced scorecard of quantifiable financial and operational targets aligned to long-term growth.

The Committee has reviewed the Company's incentive tools to ensure that these support the Reimagine strategy. As a result of this review the Committee has approved the following changes to the Company's incentive schemes with effect from the next financial year.

The Global Management Bonus Plan will be re-positioned to focus on the key operational priorities through the reduction and simplification of the plan metrics. The reduced number of metrics have been selected to be easy to understand and drive a clear alignment to the business focus for the next financial year. Combined with an enhanced communication approach this change will support employee understanding of how they can impact business performance on the key priorities.

The challenging business environment of the recent years has devalued the existing LTIP for senior leadership. The plan design of setting metrics three years in advance of vesting has proven unrealistic and inflexible in the changing market conditions. To successfully complete the Reimagine journey Jaguar Land Rover requires an incentive tool focusing senior managers on the key strategic drivers for long term sustainability and success which is adaptable to evolving priorities and external conditions.

The existing LTIP will therefore be replaced by an annual Strategic Bonus plan, aligned to the Reimagine Strategy. The plan metrics will focus on Financial Health, Brand Health, Digitalisation and Sustainability and will reward the collaborative effort and steps senior leadership make towards implementing the strategy and

EXECUTIVE REMUNERATION 2020/21

There is linkage between Jaguar Land Rover business strategy and the performance related elements of remuneration. The approved scheme adaptations for the next year will further enhance this interconnection through simplification of the bonus metrics and the introduction of a more flexible annual strategic incentive as a replacement for the existing LTIP scheme.


BONUS PERFORMANCE MEASURES
20%
10%
20%
20%
20%
10%
PBT
Variable Profit
Cash Flow
Cost
Quality
Volume


LTIP PERFORMANCE MEASURES
25%
25%
20%
30%
EBIT growth
Cash Flow
Volume growth
Sustainability

The overall objective is to deliver executive pay in line with a market median range for target performance, with enhanced reward opportunity to reflect exceptional business performance. Overall remuneration is balanced, with the majority linked to business performance.


TARGET EXECUTIVE REMUNERATION
33%
9%
26%
32%
Base salary
Benefits
Annual Bonus
LTIP


MAXIMUM EXECUTIVE REMUNERATION
18%
5%
42%
35%
Base salary
Benefits
Annual Bonus
LTIP

WATES PRINCIPLE 6 – STAKEHOLDER RELATIONSHIPS AND ENGAGEMENT

The JLR plc Board continues to promote accountability and transparency with all stakeholders and shareholders and effectively communicates the Group's strategic direction. Brand and reputation including existing and future relationships with shareholders, customers, suppliers, employment interaction and communication with customers and suppliers are set out on page 29. Maintaining strong relationships with our shareholder, bond investors and other credit providers including relationship banks is crucial to achieving the Group's aims.

In this section you will find information about how we engage with our shareholder, bond investors and other credit providers including relationship banks.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

39

INVESTOR RELATIONS ENGAGEMENT SOLE SHAREHOLDER Jaguar Land Rover Automotive plc (and its subsidiaries) is a wholly owned subsidiary of Tata Motors Limited (held through TML Holdings Pte. Ltd. (Singapore)) and the majority of the Jaguar Land Rover Automotive plc Board also reside as directors on the board of Tata Motors Limited. Although we operate on a stand-alone, arm’s length basis, we maintain an open and collaborative strategic relationship with Tata Motors Limited and plan to increase our collaboration in numerous areas going forward. BOND INVESTORS, LOAN AND OTHER CREDIT PROVIDERS As at 31 March 2021, we had approximately £4.3 billion of listed unsecured bonds outstanding (31 March 2020: £3.9 billion) and £1.8 billion of loans (31 March 2019: £1.5 billion). We maintain regular dialogue with our bond investors and relationship banks (some of whom provide support for loans and other credit facilities) through the quarterly publication of operational and financial results on the Group’s website supported by live broadcasts. The investor relations team also attends various credit conferences held throughout the year and our annual capital markets day where investors, banks and other credit providers have the opportunity to meet with Jaguar Land Rover senior management in person to discuss the Group’s strategy and aspirations. CREDIT RATING AGENCIES As at 31 March 2021, Jaguar Land Rover Automotive plc had a credit rating of B (negative outlook) from S&P and B1 (negative outlook) from Moody’s. We maintain regular and open dialogue with the rating agencies, including an in-depth annual review of our long-term business plans, so that an independent assessment of our credit profile can be represented in the market for the benefit of current and prospective investors as well as supporting any future debt issuance. JAGUAR LAND ROVER’S APPROACH TO TAX INTRODUCTION Jaguar Land Rover’s business is significant and our operations are large and complex. As a result, we operate through multiple companies, with activities, employees and assets located in numerous countries around the world. This, in turn, naturally drives an inherent level of complexity in our tax affairs. In relation to tax matters, just as for any other area of our business, Jaguar Land Rover always strives to be a good, responsible corporate citizen and we are committed to complying with all applicable tax laws, both in letter and in spirit. We aim to be fair, honest, transparent and ethical in our conduct and for everything we do to stand the test of public scrutiny. JAGUAR LAND ROVER’S KEY TAX PRINCIPLES The Jaguar Land Rover Automotive plc Board has formally adopted six key principles in relation to Jaguar Land Rover’s approach to taxation matters and the conduct of our tax affairs. These principles apply equally to all companies within the Jaguar Land Rover Group, across all areas of our business activity and in all of our territories of operation. JAGUAR LAND ROVER WILL CONDUCT ITS TAX AFFAIRS IN A WAY THAT: 1. Is compliant with all legal and regulatory obligations and which adheres to the principles set out in the Jaguar Land Rover Code of Conduct and Tata Code of Conduct; 2. Is aligned with the Group’s overall business strategy and growth objectives; 3. Proactively seeks to enhance shareholder value and optimise tax cost on a sustainable basis; 4. Is governed, managed and controlled within an appropriate risk management framework; 5. Is appropriately resourced and seeks to maximise operating efficiencies through the suitable use of automation and technology-based solutions; and 6. Maintains good, open, honest and professional working relationships with tax authorities globally and seeks to take a leading role in relation to matters of governmental tax policy relevant to Jaguar Land Rover. Each principle is commented on further below: 1. Tax compliance This is considered the most fundamental and important of our six principles. Jaguar Land Rover will always seek to comply with all applicable tax laws, both in terms of the letter and the spirit of the law, and to satisfy its global tax compliance obligations in a timely and accurate manner. In addition, we adhere to the Jaguar Land Rover Code of Conduct and the Tata Code of Conduct, which set out the high, ethical standards of business behaviour expected from all companies and employees within our Group. Jaguar Land Rover has zero tolerance to the evasion of tax, including the evasion of tax by third parties associated with our business. 2. Business alignment Jaguar Land Rover always aligns its tax affairs with the genuine business activities being undertaken by the organisation. We do not engage in any form of tax avoidance or artificial tax structuring and we do not operate or use any offshore tax havens. All Jaguar Land Rover Group subsidiaries are located in countries where the business has significant physical and economic operations (i.e. employees, offices and revenue generating activity). 3. Enhancing shareholder value As a commercial organisation, Jaguar Land Rover will always seek to effectively manage its tax liabilities, just as for any other business cost. In so doing, we always adhere to relevant tax laws and, in relation to transactions within the Group, we always seek to ensure that these are conducted on an arm’s length basis in accordance with Organisation for Economic Co-operation and Development (OECD) principles. Where governments or fiscal authorities have introduced particular tax reliefs, credits, incentives or exemptions to encourage specific types of economic activity (for example, investment in research and development), we will always seek to ensure that Jaguar Land Rover claims the appropriate level of benefit for which it qualifies. 4. Governance and risk management Tax risks arising within the Group are identified, assessed and managed by the central Tax function on an ongoing basis. A detailed tax update is taken to the Jaguar Land Rover Automotive plc Board on an annual basis and tax risks are reported quarterly to the Financial Risk and Assurance Committee. The Jaguar Land Rover Tax Director also meets with the Chief Financial Officer on a biweekly basis to provide updates on all tax matters affecting the Group. Jaguar Land Rover actively seeks to minimise risk in relation to tax matters. We do this through a variety of processes and controls including, for example, tax risk assessments and health-check exercises for subsidiaries, online monitoring of compliance processes and an active Advance Pricing Agreement programme. 5. Tax resource Responsibility for the day-to-day management of Jaguar Land Rover’s tax affairs rests with our central Tax function, led by the Jaguar Land Rover Tax Director. The function comprises an appropriate blend of tax professionals with the necessary qualifications, training, skills and experience required to effectively undertake their roles. The Tax function also advises the Jaguar Land Rover Automotive plc Board in relation to setting Group tax strategy and policy. In addition to the central Tax function, the business also has dedicated tax professionals embedded within the finance teams of key non-UK subsidiaries. Where appropriate, we look to implement technology-based solutions to streamline processes, drive efficiency and manage risk. 6. Relationships with governments and authorities In our dealings with tax authorities globally, including HMRC in the UK, we always look to maintain good, open, honest and professional working relationships, to engage proactively in relation to tax matters and to resolve any areas of dispute or differences of opinion as quickly as possible in order to reduce uncertainty and manage risk. We also actively engage in dialogue with governments, either directly or through appropriate representative bodies, in relation to matters of tax policy which affect our business. Jaguar Land Rover Automotive plc regards this document and its publication as complying with its duty under Para 19(2), Sch 19, FA16. APPROVAL OF STRATEGIC REPORT The Strategic Report on pages 3 to 41 was approved by the Jaguar Land Rover Automotive plc Board and authorised for issue on 28 May 2021 and signed on its behalf by: THIERRY BOLLORÉ CHIEF EXECUTIVE OFFICER Jaguar Land Rover Automotive plc 28 May 2021 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 - 41 –

DIRECTOR’S REPORT The directors present their report and the audited consolidated financial statements of the Group for the year ended 31 March 2021. Jaguar Land Rover Automotive plc is a public limited company incorporated under the laws of England and Wales. The registered business address of the directors and senior management of the Group is Abbey Road, Whitley, Coventry, CV3 4LF, England, United Kingdom. Future developments Future developments impacting the Group are disclosed in the Strategic report on pages 6 to 9. Response to COVID-19 has been set out on page 17. Dividends The directors have proposed a £nil dividend for 31 March 2021. (For the years ended 31 March 2019 and 2020: £nil.) Health and safety The directors, through the Health and Safety committee remains committed to the effective management of this area to ensure a safe working environment is provided for all. Directors A list of the directors currently appointed on the JLR plc Board are set out on page 32. Directors’ indemnities The Group has made qualifying third party indemnity provisions for the benefit of its directors during the year; these remain in force at the date of this report. Material interests in shares Jaguar Land Rover Automotive plc is a wholly owned subsidiary of Tata Motors Limited, held through TML Holdings Pte. Ltd. (Singapore). Share capital Share capital remains unchanged. See note 30 to the consolidated financial statements on page 100 for further details. Corporate Governance Statement The Corporate Governance Statement is set out on pages 28 to 40 and is incorporated by reference into this report. Branches The Group has 10 branches that exist and operate outside of the UK, based in China and the United Arab Emirates. Research and development The Group is committed to an ongoing programme of expenditure on research and development activities as disclosed in note 12 to the consolidated financial statements on page 81. Financial instruments The disclosures required in relation to the use of financial instruments by the Group and Company, together with details of the Group’s and Company’s treasury policy and management, are set out in note 36 to the consolidated financial statements on pages 110 to 121 and in note 53 on pages 136 to 140 of the parent company financial statements. Employee information The average number of employees within the Group is disclosed in note 7 to the consolidated financial statements on page 79. Apart from determining that an individual has the ability to carry out a particular role, the Group does not discriminate in any way. It endeavours to retain employees if they become disabled, making reasonable adjustments to their role and, if necessary, looking for redeployment opportunities within the Group. The Group also ensures that training, career development and promotion opportunities are available to all employees irrespective of gender, race, age or disability. Employee engagement Details of how the Group involves its employees are contained in the Strategic report on pages 16 to 17, which are incorporated by reference into this report. Customer and supplier relationships Details of how the Group engages and interacts with its customers and suppliers are contained on pages 29 which are incorporate by reference into this report. Political involvement and contributions The Group respects an employee’s right to use their own time and resources to participate as individual citizens in political and governmental activities of their choice. The Group itself operates under legal limitations on its ability to engage in political activities and, even where there are no legal restrictions, the Group does not typically make contributions to political candidates or political parties, or permit campaigning on its property by political candidates (including those who work for the Group) or persons working on their behalf. There have not been any political donations in any of the periods covered by these financial statements. Going concern The Group’s business activities, together with the factors likely to affect its future development, performance and position, are set out in the Strategic report. The financial position of the Group is described on pages 21 to 23. In addition, note 36 to the consolidated financial statements includes the Group’s objectives, policies and processes for managing its exposures to interest rate risk, foreign currency risk, credit risk and liquidity risk. Details of the Group’s financial instruments and hedging activities are also provided in note 36 to the consolidated financial statements. During the financial year, despite the challenges arising from the unprecedented circumstances driven by the COVID-19 pandemic, the Group has demonstrated its operational and financial resilience and ability to manage business risks successfully. The Group has continued to achieve significant cost and cash efficiencies, primarily as a result of Charge+, substantially contributing to the significant improvement in profitability and cash flow year-on-year. In addition, the successful launch of Land Rover Defender and the recovery of sales throughout the year (supported by innovative solutions such as retailers click and delivery service) including double-digit sales growth in China have contributed to the strong performance in the year. Having successfully navigated through the initial uncertainties presented by the COVID-19 pandemic, Brexit, heightened trade tensions and other geopolitical volatility combined with the launch of the Reimagine strategy as detailed on pages 6 to 9, the Directors are confident in the strength of the business and its ability to generate sustainable positive cash flows from operations. The Group has modelled two main scenarios in its assessment of going concern: a base case and a severe but plausible downside scenario. The base case covers the period to 30 September 2022 (the ‘Going Concern Assessment Period’ and the ‘Foreseeable Future’) and is based on the approved five-year business plan. (The extension is so as to include the reporting date subsequent to the commencement of the new Revolving Credit Facility (RCF) in July 2020, when the associated liquidity covenant will be tested.) The base case takes into account the estimated ongoing impact of the COVID-19 global pandemic and a cautious view of the impact of near-term supply chain challenges related to global semi-conductor shortages. Management’s assessment of supply chain risk is discussed within the Principal Risk section on page 27. It also accounts for other end-market and operational factors throughout the Going Concern Assessment Period. This scenario assumes: • a continued recovery in sales volumes throughout the going concern period compared to FY21 and is based upon external industry forecasts, adjusted for group specific events; • associated costs as we begin to implement the Reimagine strategy outlined on pages 6 to 9; • cost performance based on recent experience, with some cost savings in line with our Refocus programme. The severe but plausible downside scenario models the impact of a repeat of the COVID-19 pandemic. The repeat pandemic scenario assumes: • sales decline from October 2021 onwards with a recovery from February 2022 based on observed volumes from the point at which the pandemic began in FY20 . The timing is aligned to the seasonal increase in respiratory infections common in the northern hemisphere; • significant reduction in cash generation and free cash flow of £1.9 billion compared to the base case. In this scenario the Group forecasts sufficient funds to meet its liabilities as they fall due throughout the assessment period, without the need for any mitigating actions and new funding. In addition, reverse stress testing has also been performed. A scenario in which all available liquidity is used requires an extremely significant decline in sales volumes beyond the repeat pandemic scenario modelled. Such a scenario is considered to be remote and excludes the impact of mitigating actions. The Group achieved positive free cash flow of £185 million in Fiscal 2020/21 and issued around £1.6 billion of new debt in FY21, including the CNY 5 billion China loan and $1.35 billion of new five and seven-year bonds in October and December 2020 respectively, whilst debt repaid included a £300 million bond in January 2021 and £125 million of the loan guaranteed by UKEF amortised during the year. As a result, the Group ended the year with £6.7 billion of liquidity, comprising total cash and cash equivalents, deposits and investments of £4.8 billion and the £1.9 billion undrawn committed revolving credit facility (RCF). Furthermore, on the 1st April 2021, the Group extended £1.31 billion of the RCF to March 2024, which will be available when the current facility expires in July 2022. The terms of the new agreement include a liquidity covenant of £1 billion. This is consistent with the existing UKEF facility. These covenants would not be breached in the severe but plausible scenario modelled. Further details on liquidity can be found on page 23. The Board considers that the Group has adequate financial resources to continue in operational existence, meeting its liabilities as they fall due for the Foreseeable Future. This is based on the impact analysis undertaken over that period and the significant liquidity position of the Group. Accordingly, the financial statements set out on pages 56 to 141 have been prepared on the going concern basis. JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 - 43 –

DIRECTOR’S REPORT Events after the balance sheet date Full details of significant events since the balance sheet date are disclosed in note 42 on page 127 to the consolidated financial statements. Code of Conduct Directors and employees are required to comply with the Jaguar Land Rover Code of Conduct, which is intended to help them put the Group’s ethical principles into practice. The Code of Conduct clarifies the basic principles and standards they are required to follow and the behaviour expected of them. The Code of Conduct can be found at www.jaguarlandrover.com. Employees, contract staff, third parties with whom the Group has a business relationship (such as retailers, suppliers and agents), and any member of the public may raise ethical and compliance concerns to the Group’s global helpline or via: group.compliance@jaguarlandrover.com. Slavery and human trafficking statement Pursuant to section 54 of the Modern Slavery Act 2015, the Group has published a slavery and human trafficking statement for the year ended 31 March 2021. The statement sets out the steps that the Group has taken to address the risk of slavery and human trafficking occurring within its own operations and its supply chains. This statement can be found on the corporate website at www.jaguarlandrover.com. Whistleblowing policy The Group’s whistleblowing policy encourages employees to report, in confidence and anonymously if preferred, concerns about suspected impropriety or wrongdoing in any matters affecting the business. An independent hotline exists to facilitate this process. Any matters reported are thoroughly investigated and escalated to the Committee. Diversity policy Diversity management continues to form a core part of the Group’s business strategy. We rely on the diversity of our employees to form the foundation of a strong and dynamic company. See pages 28 to 29 for further details. Greenhouse gas emissions The Group is committed to reducing greenhouse gas emissions and continues to invest heavily in this activity. See page 16 for further details. STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE ANNUAL REPORT AND THE FINANCIAL STATEMENTS The directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare Group and parent Company financial statements for each financial year. Under that law they have elected to prepare the Group and parent Company financial statements in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and applicable law. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent Company and of the Group’s profit or loss for that period. In preparing each of the Group and parent Company financial statements, the directors are required to: • select suitable accounting policies and then apply them consistently; • make judgements and estimates that are reasonable, relevant and reliable; • state whether they have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006; • assess the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and • use the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so. The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report and a Directors’ Report that complies with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Statement of disclosure of information to auditors In the case of each of the persons who are directors at the time when the report is approved under section 418 of the Companies Act 2006, the following applies: so far as the directors are aware, there is no relevant audit information of which the Group’s auditor is unaware; and the directors have taken necessary actions in order to make themselves aware of any relevant audit information and to establish that the Group’s auditor is aware of that information. Auditor A resolution to reappoint KPMG LLP as auditor of the Group is to be proposed at the 2021 Tata Motors Limited Annual General Meeting. Acknowledgement The directors wish to convey their appreciation to all employees for their continued commitment, effort and contribution in supporting the delivery of the Group’s performance. The directors would also like to extend their thanks to all other key stakeholders for their continued support of the Group and their confidence in its management. The Annual Report on pages 1 to 141 was approved by the Jaguar Land Rover Automotive plc Board and authorised for issue on 28 May 2021 and signed on its behalf by: THIERRY BOLLORÉ CHIEF EXECUTIVE OFFICER Jaguar Land Rover Automotive plc 28 May 2021 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 - 45 –

INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAGUAR LAND ROVER AUTOMOTIVE PLC

1. OUR OPINION IS UNMODIFIED

We have audited the financial statements of Jaguar Land Rover Automotive plc ("the Company") for the year ended 31 March 2021 which comprise the Consolidated Income Statement, Consolidated Statement of Comprehensive Income and Expense, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement, the parent Company Balance Sheet, the parent Company Statement of Changes in Equity, the parent Company Cash Flow Statement, and the related notes, including the parent Company and Group accounting policies in note 2.

In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the parent Company's affairs as at 31 March 2021 and of the Group's loss for the year then ended;
- the Group financial statements have been properly prepared in accordance with the requirements of the Companies Act 2006;
- the parent Company financial statements have been properly prepared in accordance with international accounting standards in conformity with the requirements of, and as applied in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities are described below. We have fulfilled our ethical responsibilities under, and are independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed entities. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion.

OVERVIEW

Materiality: Group financial statements as a whole		£80m (2020: £85.9m) 0.4% of Group Revenue (2020: 0.4% of Group Revenue)
Coverage		82% (2020:88%) of Group revenue
Key audit matters		vs 2020
Recurring risks	Going concern	▼
	Impairment of property plant and equipment, intangible, and right-of use non-current assets	◀▶
	Capitalisation of product engineering costs	◀▶
	Valuation of defined benefit plan obligations	◀▶
Parent Company key audit matter	Recoverability of parent Company investment in subsidiaries and intra- group debtors	◀▶

2. KEY AUDIT MATTERS: INCLUDING OUR ASSESSMENT OF RISKS OF MATERIAL MISSTATEMENT

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In arriving at our audit opinion above, the key audit matters, in decreasing order of audit significance, were as follows:

	The risk	Our response
Going Concern Risk vs 2020 ▼ Refer to page 60 (accounting policy).	**Disclosure quality:** The financial statements explain how the Board has formed a judgement that it is appropriate to adopt the going concern basis of preparation for the Group and parent Company. That judgement is based on an evaluation of the inherent risks to the Group's and the parent Company's business model, in particular risks associated with the global coronavirus pandemic, the impact of Brexit, and how those risks might affect the Group and parent Company's financial resources or ability to continue operations over a period to 30 September 2022. The risks most likely to adversely affect the Group and parent Company's available financial resources over this period were: • The impact of coronavirus lockdowns and related potential economic damage on customer demand in the Group's key markets. • The impact on the Group's supply chain and consequent production capability from semiconductor shortages, coronavirus related supply shortages and supplier continuity risks. The risk for our audit is whether or not those risks are such that they amount to a material uncertainty that may cast significant doubt about the ability to continue as a going concern. Had they been such, then that fact would have been required to be disclosed.	We considered whether these risks could plausibly affect the liquidity or covenant compliance in the going concern period by assessing the directors' sensitivities over the level of available financial resources and covenant thresholds indicated by the Group's financial forecasts taking account of severe, but plausible, adverse effects that could arise from these risks individually and collectively. Our procedures also included: • **Assessment of management's process:** Evaluated management's process to produce forecasts, including the assessment of internal and external factors used to determine the severe but plausible downside scenarios adopted. • **Funding assessment:** Evaluated the Group and parent Company's financing facilities to ensure that the available terms and covenants associated with these facilities, were completely and accurately reflected in the cash flow forecasts • **Key dependency assessment:** Evaluated whether the key assumptions underpinning the forecast cash flows, which the directors have used to support the Directors' going concern basis of preparation and to assess whether the Group can meet its financial commitments as they fall due, were realistic, achievable and consistent with the external environment and other matters identified in the audit. The key assumptions include sales volumes together with fixed and variable costs. Inspected the timing of cash outflows related to the Reimagine restructuring and ensured that they were completely and accurately incorporated into the cash flow forecasts. • **Historical comparisons:** Evaluated the historical cash flow forecasting accuracy of the Group by comparing historical cash flows to actual results reported, as well as assessing the accuracy of key assumptions previously applied. • **Benchmarking assumptions:** Assessed the appropriateness of the Group's key assumptions used in the cash flow forecasts by benchmarking them to externally derived data, with particular focus on forecast sales volumes. • **Sensitivity analysis:** Considered sensitivities over the key assumptions underlying the Group's cash flow forecasts and their impact on the level of available financial resources. • **Our sector experience:** We used our industry specialists to challenge the key assumptions made by the directors in their forecast cash flows. • **Assessing transparency:** Assessed the completeness and accuracy of the matters disclosed in the going concern disclosure by considering whether it is consistent with our knowledge of the business.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

47

INDEPENDENT AUDITOR'S REPORT

	The risk	Our response
Impairment of property plant and equipment, intangible, and right-of-use non-current assets Risk vs 2020 ◄► *(Carrying value of property plant and equipment, intangible, and right-of-use non-current assets £12,391 million; 2020: £13,660 million)* *Refer to page 67 (accounting policy) and page 91 (financial disclosures).*	**Forecast-based assessment** There is a risk that the carrying value of property, plant and equipment (PPE), intangible assets, and right-of-use assets (ROUAs) may be higher than the recoverable amount. Where a review for impairment, or reversal of impairment, is conducted, the recoverable amount is determined based on the higher of 'value-in-use' or 'fair value less costs of disposal'. The Group holds a significant amount of property, plant and equipment and intangible assets on its balance sheet. Property, plant and equipment, intangible assets and right-of-use assets are at risk of being impaired as cash flow forecasts may contain optimistic expectations of terminal value variable profit and terminal value capital expenditure. The Group has also announced it's 'Reimagine' strategy which has led to the termination of the mid Modular Longitudinal Architecture ('MLA') development programme. The effect of these matters is that, as part of our risk assessment, we determined that the calculation of the value in use of property, plant and equipment, intangible assets, and right-of-use assets has a high degree of estimation uncertainty, with a range of reasonable outcomes greater than our materiality for the financial statements as a whole, and possibly many times that amount. The financial statements note 20 disclose the sensitivities estimated by the Group.	Our procedures included: • **Historical accuracy:** Evaluated historical forecasting accuracy of discounted cash flow forecasts, including key assumptions, by comparing them to the actual results. • **Historical comparison:** Assessed appropriateness of the Group's key assumptions used in the discounted cash flow forecasts by comparing those, where appropriate, to historical trends in terminal value variable profit and terminal value capital expenditure. • **Benchmarking assumptions:** Assessed the appropriateness of the Group's estimated value in use amount by comparing the implied trading multiples to market multiples of comparative companies with the assistance of our valuation specialists. Assessed appropriateness of the Group's assumptions used in the cash flow projections by comparing the key assumption of sales volumes to externally derived data. Compared the Group's discount rate and long-term growth rate to external benchmark data and comparative companies and re-performed the discount rate calculation using the capital asset pricing model with the assistance of our valuation specialists. • **Sensitivity analysis:** Performed a sensitivity analysis on key assumptions, generating an independent range for comparison, taking account of the Group's Reimagine strategy. • **Comparing valuations:** Assessed the Group's reconciliation between the estimated market capitalisation of the Group, by reference to the overall market capitalisation of the Tata Motors Limited Group and compared to the estimated recoverable amount of the cash generating unit. • **Impairment reversal:** Assessed whether the increase in value in use was indicative of an impairment reversal. • **Assessing transparency:** Assessed the adequacy of the Group's disclosures in the financial statements and ensured that the disclosure reflects the reasonably possible changes in key assumptions that erode the headroom in the recoverable amount compared to the cash generating unit carrying value to nil.

	The risk	Our response
Capitalisation of product engineering costs Risk vs 2020 ◄► *(£769 million; 2020: £1,426 million)* *Refer to page 67 (accounting policy) and page 81 (financial disclosures).*	**Subjective judgement** The Group capitalises a high proportion of product development spend and there is a key judgement in determining whether the nature of the product engineering costs satisfy the criteria for capitalisation to 'Intangible Assets, Product Development in Progress' and when this capitalisation should commence. The judgement of when capitalisation should commence consists of a number of judgements regarding the satisfaction of IAS 38 capitalisation criteria, and a key judgement is assessing whether development projects will generate probable future economic benefit. The financial statements (note 2) disclose that had the value of central overheads not been classed as directly attributable it would have reduced the amount capitalised by £80 million (2020: £117 million).	Our procedures included: • **Control operation:** Tested controls over the Group's retrospective review of historically forecast material production costs at the point capitalisation commenced against actual costs observed in manufacture. This historical accuracy is a key input into the directors' assessment of whether the future economic benefit of development projects is probable and the control over the Group's judgements as to whether costs are considered directly attributable. • **Our experience:** Critically assessed the directors' judgements regarding identified directly attributable costs against both the accounting standards and our experience or practical application of these standards in other companies. • **Benchmarking assumptions:** For a sample of the volume assumptions contained in capitalised projects, compared the Group's assessment of economic viability to externally derived data. • **Sensitivity analysis:** For a sample of the Group's assessments of economic viability of development projects, assessed the Group's application of appropriate downside sensitivities in establishing whether future economic benefit is considered probable. • **Historical comparison:** Performed a retrospective review of revenue and material cost per vehicle on completed development projects to assess previous economic viability assumptions against actual outturn. Considered whether the Reimagine asset impairments were evidence of incorrect previous assessments of economic viability at the time of initial capitalisation. • **Assessing transparency:** Assessed the adequacy of the Group's disclosures in respect of the key judgements made relating to the nature of the costs capitalised and the point at which capitalisation commences.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

— 49 —

INDEPENDENT AUDITOR'S REPORT

	The risk	Our response
Valuation of defined benefit plan obligations Risk vs 2020 ◄► (£8,432 million; 2020: £7,788 million) Refer to page 68, Defined benefit obligation estimate (accounting policy) and pages 102 to 108, Defined benefit obligation (financial disclosures).	**Subjective valuation** Small changes in the key assumptions and estimates, being the discount rate, inflation rate and mortality/life expectancy, used to value the Group's pension obligation (before deducting scheme assets) would have a significant effect on the amount of the Groups' net defined benefit plan asset/(obligation). The risk is that these assumptions are inappropriate resulting in an inappropriate valuation of plan obligations. The effect of these matters is that, as part of our risk assessment, we determined that valuation of the pension obligation has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole, and possibly many times that amount. The financial statements (note 33) disclose the sensitivity estimated by the Group.	Our procedures included: • **Control Operation:** Tested controls over the assumptions applied in the valuation and inspected the Group's annual validation of the assumptions used by its actuarial expert. Tested the Group's controls operating over selection and monitoring of its actuarial expert for competence and objectivity. • **Benchmarking assumptions:** Challenged, with the support of our own actuarial specialists, the key assumptions applied to the valuation of the liabilities, being the discount rate, inflation rate and mortality/ life expectancy against externally derived data. • **Assessing transparency:** Considered the adequacy of the Group's disclosures in respect of the sensitivity of the Groups' net defined benefit plan asset/(obligation) to these assumptions

	The risk	Our response
Recoverability of parent Company investment in subsidiaries and intra-group debtors Risk vs 2020 Investment ◄► (£1,655 million; 2020: £1,655million) Intra-group debtors (£6,038 million; 2020: £5,728 million)	**Low risk, high value** The carrying amount of the parent Company's investment in its subsidiary, which acts as an intermediate holding company for the rest of the parent Company's subsidiaries, represents 21% (2020: 22%) of the parent Company's assets. The carrying amount of the intra-group debtors balance comprises the remaining 79% (2020: 78%). Their recoverability is not at a high risk of significant misstatement or subject to significant judgement. However, due to their materiality and in the context of the parent Company financial statements this is considered to be one of the areas that had the greatest effect on our overall parent Company audit.	Our procedures included: • **Tests of detail:** Compared the carrying amount of the parent Company's only investment with the subsidiary's draft balance sheet and assessed 100% of the intra-group debtor balance to identify whether its net assets, being an approximation of its minimum recoverable amount, was in excess of its carrying amount. • **Assessing subsidiary audits:** Assessed the work performed as part of the group audit over the subsidiaries' profits and net assets. • **Comparing valuations:** Compared the carrying amount of the investment in the subsidiary to the Group's estimated market capitalisation of its ultimate parent, adjusted to exclude the liabilities of the parent Company and net assets of companies outside the Group, being an approximation of the recoverable amount of the investment.

In the prior year we reported a key audit matter in respect of the impact of uncertainties due to the UK exiting the European Union. Following the trade agreement between the UK and the EU, and the end of the EU-exit implementation period, the nature of these uncertainties has changed. We continue to perform procedures over material assumptions in forward looking assessments such as going concern and impairment tests however we no longer consider the effect of the UK's departure from the EU to be a separate key audit matter.

3. OUR APPLICATION OF MATERIALITY AND AN OVERVIEW OF THE SCOPE OF OUR AUDIT

Materiality for the Group financial statements as a whole was set at £80 million (2020: £85.9 million), determined with reference to a benchmark of Group revenue of £19,731 million (2020: £22,984 million) of which it represents 0.4% (2020: 0.4%).

We consider Group revenue to be the most appropriate benchmark, as it provides a more stable measure year on year than Group profit or loss before tax.

Materiality for the parent Company financial statements as a whole was set at £36 million (2020: £37 million), determined with reference to a benchmark of the parent Company total assets of £7,694 million (2020: £7,385 million), of which it represents 0.5% (2020: 0.5%).

In line with our audit methodology, our procedures on individual account balances and disclosures were performed to a lower threshold, performance materiality, so as to reduce to an acceptable level the risk that individually immaterial misstatements in individual account balances add up to a material amount across the financial statements as a whole.

Performance materiality was set at 65% (2020: 65%) of materiality for the financial statements as a whole, which equates to £52 million (2020: £55.8 million) for the group and £23 million (2020: £24.7 million) for the parent company.

We applied this percentage in our determination of performance materiality based on the level of identified control deficiencies during the prior period.

We agreed to report to the Audit Committee any corrected or uncorrected identified misstatements exceeding £4 million (2020: £4.3 million) in addition to other identified misstatements that warranted reporting on qualitative grounds.

Of the Group's 37 (2020: 38) reporting components, we subjected 4 (2020: 4) to full scope audits for group purposes and 4 (2020: 7) to specified risk focused procedures. The latter were not individually financially significant enough to require a full scope audit for group purposes but did present specific individual risks that needed to be addressed.

The 4 (2020: 7) components subjected to specified risk-focused audit procedures are as follows:

- Revenue - 3 components (2020: 5)
- Material & other cost of sales - 3 components (2020: 1)
- Other expenses - 0 components (2020: 2)
- Property, plant and equipment - 1 component (2020: 1)
- Depreciation - 1 component (2020: 0)
- Deferred tax assets - 0 components (2020: 2)
- Inventories - 3 components (2020: 6)
- Cash & cash equivalents - 3 components (2020: 0)
- Accounts receivable - 3 components (2020: 0)
- Accounts payable - 2 components (2020: 2)
- Other current liabilities - 0 components (2020: 2)
- Other non-current liabilities - 0 components (2020: 2)

The components within the scope of our work accounted for the percentages illustrated on page 52.

The remaining 18% (2020: 12%) of Group revenue, 10% (2020: 3%) of the total profits and losses that made up Group loss before tax, 11% (2020: 3%) of the total profits and losses that made up Group loss before exceptional items and tax and 11% (2020: 5%) of total Group assets are represented by 29 (2020:27) reporting components, none of which individually represented more than 4% (2020: 2%) of any of Group revenue, total profits and losses that made up Group loss before tax, total profits and losses that made up Group loss before exceptional items and tax or total Group assets. For the residual components, we performed analysis at an aggregated Group level to re- examine our assessment that there were no significant risks of material misstatement within these.

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group team approved the component materialities, which ranged from £12 million to £65 million (2020: £15 million to £70 million), having regard to the mix of size and risk profile of the Group across the components.

The work on 5 of the 8 (2020: 9 of the 11) components was performed by component auditors and the rest, including the audit of the parent Company, was performed by the Group team. The Group team visited 0 (2020: 2) component locations to assess the audit risk, strategy and completed audit work, as planned visits to those component locations were prevented by movement restrictions relating to the COVID-19 pandemic. Instead, video and telephone conference meetings were held to discuss the audit risk, strategy, and findings reported to the Group team in more detail, and any further work required by the Group team was then performed by the component auditor.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

51

INDEPENDENT AUDITOR'S REPORT


Normalised group profit before tax
£19,731m (2020: £22,984m)
Group Materiality
£80m (2020: £85.9m)
£80m
Whole financial statements materiality (2020: £85.9m)
£52m
Whole financial statements performance materiality (2020: £55.8m)
£65m
Range of materiality at 8 (2020: 11) components (£12m-£65m) (2020: £15m to £70m)
£4.0m
Misstatements reported to the audit committee (2020: £4.3m)
Revenue
Group materiality


Group Revenue
14%
5%
82%
(2020: 88%)
74%
77%


Group total assets
10%
26%
89%
(2020: 95%)
63%
86%


Total profits and losses that made up Group loss before tax
3%
17%
90%
(2020: 97%)
73%
94%


Total profits and losses that made up Group loss before exceptional items and tax
3%
19%
89%
(2020: 97%)
94%
70%


Full scope for group audit purposes 2021
Specified risk-focused audit procedures 2021
Full scope for group audit purposes 2020
Specified risk-focused audit procedures 2020
Residual components

4. GOING CONCERN

The Directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Group or the Company or to cease their operations, and as they have concluded that the Group and the Company's financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements ("the going concern period").

An explanation of how we evaluated management's assessment of going concern is set out in the related key audit matter in section 2 of this report.

Our conclusions based on this work:

- we consider that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate;
- we have not identified, and concur with the directors' assessment that there is not, a material uncertainty related to events or conditions that, individually or collectively, may cast significant doubt on the Group's or Company's ability to continue as a going concern for the going concern period; and
- we found the going concern disclosure in note 2 to be acceptable

However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the above conclusions are not a guarantee that the Group or the Company will continue in operation.

5. FRAUD AND BREACHES OF LAWS AND REGULATIONS – ABILITY TO DETECT

Identifying and responding to risks of material misstatement due to fraud

To identify risks of material misstatement due to fraud ("fraud risks") we assessed events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:

- Enquiring of directors, the audit committee, internal audit and certain senior managers as to the Group's high-level policies and procedures to prevent and detect fraud, including the internal audit function, and the Group's channel for "whistleblowing", as well as whether they have knowledge of any actual, suspected or alleged fraud.
- Reading Board and audit committee minutes.
- Considering remuneration incentive schemes and performance targets for management and directors.
- Using analytical procedures to identify any unusual or unexpected relationships.
- Using our own forensic specialists to assist us in identifying fraud risks based on discussions of the circumstances of the Group and Company.

We communicated identified fraud risks throughout the audit team and remained alert to any indications of fraud throughout the audit.

This included communication from the group to component audit teams of relevant fraud risks identified at the Group level and request to component audit teams to report to the Group audit team any instances of fraud that could give rise to a material misstatement at group.

As required by auditing standards, and taking into account possible pressures to meet profit targets, we perform procedures to address the risk of management override of controls and the risk of fraudulent revenue recognition, in particular the risk that new vehicle revenue is recognised in the incorrect period and the risk that Group and component management may be in a position to make inappropriate accounting entries, and the risk of bias in accounting estimates and judgements such as: determining whether the nature of the product engineering costs satisfy the criteria for capitalisation and when this capitalisation should commence; and estimating the value in use of property, plant and equipment and long-life intangible assets.

Further detail in respect of the identified fraud risks related to inappropriate capitalisation of product engineering costs and under recognition of impairment charges relating to long-life assets is set out in the key audit matter disclosures in section 2 of this report.

In determining the audit procedures we took into account the results of our evaluation and testing of the operating effectiveness of the Group-wide fraud risk management controls.

We also performed procedures including:

- Identifying journal entries to test for all relevant full scope components based on risk criteria tailored for the risks at each component and comparing the identified entries to supporting documentation. Examples of the criteria applied include those posted by senior finance management, those posted and approved by the same user, and those posted to unusual accounts.
- Evaluated the business purpose of significant unusual transactions.
- Assessing significant accounting estimates for bias.
- Assessing when revenue was recognised, particularly

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

53

INDEPENDENT AUDITOR’S REPORT focusing on revenue recognised in the days before and after the year end date, and whether it was recognised in the correct year. Work on the fraud risks was performed by a combination of component auditors and the group audit team. Identifying and responding to risks of material misstatement due to non-compliance with laws and regulations We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general commercial and sector experience, and through discussion with the directors and other management (as required by auditing standards), and from inspection of the Group’s regulatory and legal correspondence and discussed with the directors and other management the policies and procedures regarding compliance with laws and regulations. We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from the group to component audit teams of relevant laws and regulations identified at the Group level, and a request for component auditors to report to the group team any instances of non-compliance with laws and regulations that could give rise to a material misstatement at group. The potential effect of these laws and regulations on the financial statements varies considerably. Firstly, the Group is subject to laws and regulations that directly affect the financial statements including financial reporting legislation (including related companies legislation), distributable profits legislation, taxation legislation, and pension legislation and we assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items. Secondly, the Group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation. We identified the following areas as those most likely to have such an effect: product compliance, environmental (including emission targets), health and safety, anti-bribery and employment law (including GDPR) recognising the nature of the Group’s activities and its legal form. Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the directors and other management and inspection of regulatory and legal correspondence, if any. Therefore if a breach of operational regulations is not disclosed to us or evident from relevant correspondence, an audit will not detect that breach. Context of the ability of the audit to detect fraud or breaches of law or regulation Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it. In addition, as with any audit, there remained a higher risk of non-detection of fraud, as these may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Our audit procedures are designed to detect material misstatement. We are not responsible for preventing non-compliance or fraud and cannot be expected to detect non-compliance with all laws and regulations. 6. WE HAVE NOTHING TO REPORT ON THE OTHER INFORMATION IN THE ANNUAL REPORT The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information. Strategic report and directors’ report Based solely on our work on the other information: • we have not identified material misstatements in the strategic report and the directors’ report; • in our opinion the information given in those reports for the financial year is consistent with the financial statements; and • in our opinion those reports have been prepared in accordance with the Companies Act 2006. 7. WE HAVE NOTHING TO REPORT ON THE OTHER MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION Under the Companies Act 2006, we are required to report to you if, in our opinion: • adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or • the parent Company financial statements are not in agreement with the accounting records and returns; or • certain disclosures of directors’ remuneration specified by law are not made; or • we have not received all the information and explanations we require for our audit. We have nothing to report in these respects. 8. RESPECTIVE RESPONSIBILITIES Directors’ responsibilities As explained more fully in their statement set out on page 44, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. A fuller description of our responsibilities is provided on the FRC’s website at www.frc.org.uk/auditorsresponsibilities. 9. THE PURPOSE OF OUR AUDIT WORK AND TO WHOM WE OWE OUR RESPONSIBILITIES This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed. Simon Haydn-Jones (Senior Statutory Auditor) for and on behalf of KPMG LLP, Statutory Auditor Chartered Accountants One Snowhill Snow Hill Queensway Birmingham B4 6GH 28 May 2021 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 - 55 -

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Year ended 31 March (£ millions)	Note	2021	2020	2019
Revenue	5	19,731	22,984	24,214
Material and other cost of sales*	4,6	(12,335)	(14,684)	(15,670)
Employee costs*	4,7	(2,141)	(2,568)	(2,820)
Other expenses*	4,11	(3,589)	(5,238)	(5,567)
Exceptional items	4	(1,523)	(29)	(3,271)
Other income	10	195	174	205
Engineering costs capitalised	12	727	1,369	1,576
Depreciation and amortisation		(1,976)	(1,910)	(2,164)
Foreign exchange gain/(loss) and fair value adjustments		331	(249)	(59)
Finance income	13	11	52	35
Finance expense (net)	13	(251)	(209)	(111)
Share of (loss)/profit of equity accounted investments	16	(41)	(114)	3
Loss before tax		**(861)**	**(422)**	**(3,629)**
Income tax (expense)/credit	15	(239)	(47)	308
Loss for the year		**(1,100)**	**(469)**	**(3,321)**
Attributable to:				
Owners of the Company		(1,101)	(471)	(3,325)
Non-controlling interests		1	2	4

*'Material and other cost of sales', 'Employee costs' and 'Other expenses' exclude the exceptional items explained in note 4.

The notes on pages 60 to 127 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND EXPENSE

Year ended 31 March (£ millions)	Note	2021	2020 restated*	2019 restated*
Loss for the year		**(1,100)**	**(469)**	**(3,321)**
Items that will not be reclassified subsequently to profit or loss:				
Remeasurement of net defined benefit obligation	33	(751)	983	(270)
Income tax related to items that will not be reclassified	15	143	(155)	38
		(608)	**828**	**(232)**
Items that may be reclassified subsequently to profit or loss:				
Gain/(loss) on cash flow hedges (net)		546	304	(105)
Currency translation differences		(41)	21	(4)
Income tax related to items that may be reclassified	15	(103)	(57)	19
		402	**268**	**(90)**
Other comprehensive (expense)/income net of tax		**(206)**	**1,096**	**(322)**
Total comprehensive (expense)/income attributable to shareholder		**(1,306)**	**627**	**(3,643)**
Attributable to:				
Owners of the Company		(1,307)	625	(3,647)
Non-controlling interests		1	2	4

*See note 2 for details of the restatement

The notes on pages 60 to 127 are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 March (£ millions)	Note	2021	2020	2019
Non-current assets				
Investments in equity accounted investees	16	316	362	477
Other non-current investments	17	22	37	69
Other financial assets	18	341	257	170
Property, plant and equipment	19	6,461	6,814	6,492
Intangible assets	20	5,387	6,278	5,627
Right-of-use assets	37	543	568	-
Pension asset	33	-	408	-
Other non-current assets	21	32	23	83
Deferred tax assets	15	397	523	512
Total non-current assets		**13,499**	**15,270**	**13,430**
Current assets				
Cash and cash equivalents	22	3,778	2,271	2,747
Short-term deposits and other investments		1,004	1,393	1,028
Trade receivables		863	833	1,362
Other financial assets	18	477	383	314
Inventories	24	3,022	3,468	3,608
Other current assets	21	448	477	570
Current tax assets		80	9	10
Total current assets		**9,672**	**8,834**	**9,639**
Total assets		**23,171**	**24,104**	**23,069**
Current liabilities				
Accounts payable	25	6,308	6,499	7,083
Short-term borrowings	26	1,206	526	881
Other financial liabilities	27	746	1,073	1,042
Provisions	28	1,161	944	988
Other current liabilities	29	638	716	664
Current tax liabilities		100	100	94
Total current liabilities		**10,159**	**9,858**	**10,752**
Non-current liabilities				
Long-term borrowings	26	4,972	4,817	3,599
Other financial liabilities	27	625	778	310
Provisions	28	1,188	1,355	1,140
Retirement benefit obligation	33	387	28	667
Other non-current liabilities	29	461	533	521
Deferred tax liabilities	15	116	179	101
Total non-current liabilities		**7,749**	**7,690**	**6,338**
Total liabilities		**17,908**	**17,548**	**17,090**
Equity attributable to shareholders				
Ordinary shares	30	1,501	1,501	1,501
Capital redemption reserve	30	167	167	167
Other reserves	31	3,586	4,880	4,305
Equity attributable to shareholders		**5,254**	**6,548**	**5,973**
Non-controlling interests		9	8	6
Total equity		**5,263**	**6,556**	**5,979**
Total liabilities and equity		**23,171**	**24,104**	**23,069**

The notes on pages 60 to 127 are an integral part of these consolidated financial statements.

These consolidated financial statements were approved by the JLR plc Board and authorised for issue on 28 May 2021.

They were signed on its behalf by:



THIERRY BOLLORÉ
CHIEF EXECUTIVE OFFICER
COMPANY REGISTERED NUMBER: 06477691

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

— 57 —

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(£ millions)	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non-controlling interests	Total equity
Balance at 1 April 2020	1,501	167	4,880	6,548	8	6,556
(Loss)/profit for the year	-	-	(1,101)	(1,101)	1	(1,100)
Other comprehensive expense for the year	-	-	(206)	(206)	-	(206)
Total comprehensive (expense)/ income	-	-	(1,307)	(1,307)	1	(1,306)
Amounts removed from hedge reserve and recognised in inventory	-	-	16	16	-	16
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	-	(3)	(3)	-	(3)
Balance at 31 March 2021	1,501	167	3,586	5,254	9	5,263
Balance at 1 April 2019	1,501	167	4,305	5,973	6	5,979
Adjustment on initial application of IFRS 16 (net of tax)	-	-	(23)	(23)	-	(23)
Adjusted balance at 1 April 2019	1,501	167	4,282	5,950	6	5,956
(Loss)/profit for the year	-	-	(471)	(471)	2	(469)
Other comprehensive income for the year	-	-	1,096	1,096	-	1,096
Total comprehensive income	-	-	625	625	2	627
Amounts removed from hedge reserve and recognised in inventory	-	-	(33)	(33)	-	(33)
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	-	6	6	-	6
Balance at 31 March 2020	1,501	167	4,880	6,548	8	6,556
Balance at 1 April 2018	1,501	167	8,308	9,976	8	9,984
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax)	-	-	(32)	(32)	-	(32)
Adjusted balance at 1 April 2018	1,501	167	8,276	9,944	8	9,952
(Loss)/profit for the year	-	-	(3,325)	(3,325)	4	(3,321)
Other comprehensive expense for the year	-	-	(322)	(322)	-	(322)
Total comprehensive (expense)/ income	-	-	(3,647)	(3,647)	4	(3,643)
Amounts removed from hedge reserve and recognised in inventory	-	-	(122)	(122)	-	(122)
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	-	23	23	-	23
Dividend	-	-	(225)	(225)	-	(225)
Distribution to non-controlling interest	-	-	-	-	(6)	(6)
Balance at 31 March 2019	1,501	167	4,305	5,973	6	5,979

The notes on pages 60 to 127 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 March (£ millions)	Note	2021	2020	2019
Cash flows from operating activities				
Cash generated from operations	39	2,536	2,399	2,458
Dividends received	16	-	67	22
Income tax paid		(210)	(152)	(227)
Net cash generated from operating activities		2,326	2,314	2,253
Cash flows from investing activities				
Investment in equity accounted investments		(1)	(67)	-
Purchases of other investments		(4)	(11)	(14)
Proceeds from sale of other investments		22	-	-
Investment in other restricted deposits		(57)	(35)	(35)
Redemption of other restricted deposits		55	31	36
Movements in other restricted deposits		(2)	(4)	1
Investment in short-term deposits and other investments		(3,169)	(4,010)	(2,437)
Redemption of short-term deposits and other investments		3,512	3,659	3,511
Movements in short-term deposits and other investments		343	(351)	1,074
Purchases of property, plant and equipment		(1,050)	(1,281)	(1,590)
Proceeds from sale of property, plant and equipment		8	1	2
Net cash outflow relating to intangible asset expenditure		(799)	(1,511)	(1,785)
Finance income received		14	50	34
Acquisition of subsidiaries (net of cash acquired)		-	(3)	-
Net cash used in investing activities		(1,469)	(3,177)	(2,278)
Cash flows from financing activities				
Finance expenses and fees paid		(313)	(262)	(210)
Proceeds from issuance of short-term borrowings		919	2	649
Repayment of short-term borrowings		(324)	(115)	(703)
Proceeds from issuance of long-term borrowings		1,034	1,600	1,214
Repayment of long-term borrowings		(425)	(824)	(547)
Payments of lease obligations		(79)	(72)	(2)
Distributions to non-controlling interests		-	-	(3)
Dividends paid	32	-	-	(225)
Net cash generated from financing activities		812	329	173
Net increase/(decrease) in cash and cash equivalents		1,669	(534)	148
Cash and cash equivalents at beginning of year	22	2,271	2,747	2,626
Effect of foreign exchange on cash and cash equivalents		(162)	58	(27)
Cash and cash equivalents at end of year	22	3,778	2,271	2,747

The notes on pages 60 to 127 are an integral part of these consolidated financial statements.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

59

FINANCIAL STATEMENTS NOTES (FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS) 1 Background and operations Jaguar Land Rover Automotive plc (“the Company”) and its subsidiaries are collectively referred to as “the Group” or “JLR”. The Company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is Abbey Road, Whitley, Coventry CV3 4LF, England, United Kingdom. The Company is a subsidiary of Tata Motors Limited, India and acts as an intermediate holding company for the Jaguar Land Rover business. The principal activity during the year was the design, development, manufacture and marketing of high-performance luxury saloons, specialist sports cars and four-wheel-drive off-road vehicles. These consolidated financial statements have been prepared in Pound Sterling (GBP) and rounded to the nearest million GBP (£ million) unless otherwise stated. Results for the year ended and as at 31 March 2019 have been disclosed solely for the information of the users. 2 Accounting policies Statement of compliance These consolidated and parent company financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The Company has taken advantage of section 408 of the Companies Act 2006 and, therefore, the separate financial statements of the Company do not include the income statement or the statement of comprehensive income of the Company on a stand-alone basis. Basis of preparation The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value at the end of each reporting period as explained in the accounting policies below. The balance sheet and accompanying notes as at 31 March 2019 have been disclosed solely for the information of the users. The Group has been presenting gains and losses on effective cash flow hedges of inventory in the statement of other comprehensive income and expense as “not to be reclassified to income statement”. With wider industry practice emerging, clearer guidance now being available and with the present economic situation due to COVID-19, the Group has changed the presentation of these effective cash flow hedges of inventory to “may be reclassified to income statement”, from the year ended 31 March 2021 and accordingly reclassified the comparative amounts for the prior periods. The change in presentation is within the statement of other comprehensive income and expense and does not affect net income. Going concern The financial statements have been prepared on a going concern basis. The Directors have assessed the financial position of the Group as at 31 March 2021, and the projected cash flows of the Group for the period to 30 September 2022 (the ‘Going Concern Assessment Period’ and the ‘Foreseeable Future’). The extension is so as to include the reporting date subsequent to the commencement of the new Revolving Credit Facility (RCF) in July 2020, when the associated liquidity covenant will be tested. The Group has modelled two main scenarios in its assessment of going concern: a base case and a severe but plausible downside scenario. The base case takes into account uncertainties related to the COVID-19 pandemic and near-term supply chain challenges related to global semi-conductor shortages. The severe but plausible downside scenario models the impact of a repeat of the COVID-19 pandemic. Within the Going Concern Assessment Period there is a £1bn liquidity covenant attached to both the UKEF loan and new RCF. The Group forecasts sufficient funds to meet its liabilities as they fall due throughout the Going Concern Assessment Period, without breaching any relevant covenants nor the need for any mitigating actions and new funding. Further details on the going concern assessment can be found in the Directors’ Report on page 43. The Directors, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, consider that the Group has adequate financial resources to continue in operational existence throughout the Going Concern Assessment Period, meeting its liabilities as they fall due. Accordingly, the Directors continue to adopt the going concern basis in preparing these consolidated and parent company financial statements. Basis of consolidation Subsidiaries The consolidated financial statements include Jaguar Land Rover Automotive plc and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company (a) has power over the investee, (b) is exposed or has rights to variable return from its involvement with the investee and (c) has the ability to to affect those returns through its power to direct relevant activites of the investee. Relevant activites are those activities that significantly affect an entity’s returns. In assessing control, potential voting rights that currently are exercisable are taken into account, as well as other contractual arrangements that may influence control. Intercompany transactions and balances including unrealised profits are eliminated in full on consolidation. Joint ventures and associates (equity accounted investments) A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Associates are those entities over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Significant influence is presumed to exist when the Group holds between 20 and 50 per cent of the voting power of the investee unless it can be clearly demonstrated that this is not the case. The results, assets and liabilities of joint ventures and associates are incorporated in these financial statements using the equity method of accounting as described below. An interest in an associate or joint venture is accounted for using the equity method from the date the investee becomes an associate or a joint venture and is recognised initially at cost. The carrying value of investment in associates and joint ventures includes goodwill identified on date of acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of profits or losses, other comprehensive income and equity movements of equity accounted investments, from the date that joint control or significant influence commences until the date that joint control or significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investment, the carrying amount of that interest (including any long-term interests in the nature of net investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has incurred constructive or legal obligations or has made payments on behalf of the investee. When the Group transacts with a joint venture or associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in its joint venture or associate. Dividends are recognised when the right to receive payment is established. Impairment Equity accounted investments: Joint ventures and associates The requirements of IAS 28 Investments in Associates and Joint ventures are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in a joint venture or an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases. Use of estimates and judgements The preparation of financial statements in conformity with IFRS requires the use of judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those that are significant to the Group are discussed separately below. Impact of COVID-19 The Group has exercised its judgment in evaluating the impact of COVID-19 on the financial statements in response to the rapidly developing environment during the pandemic. A number of areas have been identified as being relevant for consideration, and are discussed below as part of the Group’s assessment of accounting estimates and judgments, and where required, referenced further within the specific note: • Income taxes, see note 2; • Capitalisation of product engineering costs, see note 2; • Inventory write-down, see note 24; • Residual value risk, see note 28; • Product warranty, see note 28; • Lease payments, see note 37 Judgements In the process of applying the Group’s accounting policies, management has made the following judgements, which have a significant effect on the amounts recognised in the consolidated financial statements: Revenue recognition: The Group uses judgement to determine when control of its goods, primarily vehicles and parts, pass to the customer. This is assessed with reference to indicators of control, including the risks and rewards of ownership and legal title with reference to the underlying terms of the customer contract. Refer to ‘Revenue recognition’ page 62 for further information. JAGUAR LAND ROVER AUTOMOTIVE PL Annual Report 2020/21 - 61 –

FINANCIAL STATEMENTS Assessment of cash-generating units: The Group has determined that there is one cash-generating unit. This is on the basis that there are no smaller groups of assets that can be identified with certainty that generate specific cash inflows that are independent of the inflows generated by other assets or groups of assets. Refer to note 20 for further information. Alternative performance measures (APMs) and exceptional items: The Group exercises judgement in determining the adjustments to apply to IFRS measurements in order to derive APMs that provide additional useful information on the underlying trends and in classifying items as exceptional items. Refer to notes 3 and 4 for further information. Capitalisation of product engineering costs: The Group applies judgement in determining at what point in a vehicle programme’s life cycle the recognition criteria under IAS 38 are satisfied. Refer to page 67 (internally generated intangible assets) for further information. Deferred tax asset recognition: The extent to which deferred tax assets can be recognised is based on an assessment of the availability of future taxable income against which the deductible temporary differences and tax loss carry-forwards can be utilised. The Group has exercised judgement in determining the jurisdictions in which deferred tax assets have not been fully recognised. This has been done based on forecast profitability and historical results of the companies in which the deferred tax assets arise. Refer to page 65 (Income taxes) for further information. Corporate tax uncertainties: Judgement has been exercised in assessing the potential impact of any legal or economic limits or uncertainties in various tax jurisdictions. Estimates and assumptions The areas where assumptions and estimates are significant to the financial statements are as described below. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant estimates are those that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. Other estimates are those that may affect carrying amounts in the longer term. Significant estimates Impairment of intangible and tangible fixed assets: The Group has intangible assets with indefinite lives and therefore tests annually whether intangible and tangible fixed assets have suffered any impairment. Refer to note 20 for further information on the key assumptions and sensitivities used in the testing these assets for impairment. Retirement benefit obligation: The present value of the post-employment benefit obligations depends on a number of factors and assumptions, including discount rate, inflation and mortality assumptions. Refer to note 33 for details of these assumptions and sensitivities. Other estimates Product warranties: refer to page 68 (warranty provisions) for further information. Variable marketing expense: refer to page 63 (sales incentives) for further information. Uncertain tax provisions: refer to page 65 (income taxes) for further information. Impairment in equity accounted investees: refer to page 67 (investments in equity accounted investees) for further information. Restructuring: refer to page 100 (provisions) for further information. Revenue recognition Revenue comprises the consideration earned by the Group in respect of the output of its ordinary activities. It is measured based on the contract price, which is the consideration specified in the contract with the customer and excludes amounts collected on behalf of third parties, and net of settlement discounts, bonuses, rebates and sales incentives. The Group’s primary customers from the sale of vehicles, parts and accessories are retailers, fleet and corporate customers, and other third-party distributors. The Group recognises revenue when it transfers control of a good or service to a customer, thus evidencing the satisfaction of the associated performance obligation under that contract. As described in note 38, the Group operates with a single automotive reporting segment, principally generating revenue from the sales of vehicles, parts and accessories. The sale of vehicles also can include additional services provided to the customer at the point of sale, for which the vehicle and services are accounted for as separate performance obligations, as they are considered separately identifiable. The contract transaction price is allocated among the identified performance obligations based on their stand-alone selling prices. Where the stand-alone selling price is not readily observable, it is estimated using an appropriate alternative approach. Significant Nature, timing of satisfaction of performance obligations, and significant payment terms revenue areas Vehicles, parts, The Group recognises revenue on the sale of vehicles, parts and accessories at the point of “wholesale”, which is determined and accessories by the underlying terms and conditions of the contract with the customer as to when control transfers to them. The principle (and other of control under IFRS 15 considers which party has the ability to direct the use of an asset and to obtain substantially all of the goods) remaining economic benefits. Determining the transfer of control with regards to the sale of goods is primarily driven by: • The point at which the risks and rewards of ownership pass to the customer; • The point at which the customer takes physical possession of the good or product; • The point at which the customer accepts the good or product; • The point at which the Group has a present right to payment for the sale of the good or product; and • The point at which legal title to the good or product transfers to the customer. In the vast majority of cases, the sale of the relevant good is recognised at the point of dispatch (at release to the carrier responsible for transportation to the customer) or the point of delivery to the customer. In some instances, revenue may be recognised on a bill-and-hold basis where vehicles, for example, are sold to the customer but are retained in the Group’s possession at a vehicle holding compound on behalf of the customer ahead of being physically transferred to them at a future time. Such arrangements meet the criteria for bill-and-hold arrangements under IFRS 15 to ensure that the customer has obtained the ultimate control of the product when revenue is recognised. The reason for the bill-and-hold is substantive (as the customer requests JLR to retain possession, usually due to a lack of available space at their own premises), the vehicles are identifiable as separately belonging to the customer (on the basis that each vehicle has a unique Vehicle Identification Number), the vehicle must be ready for physical transfer to the customer (which it is, given that it is fully built and safety-checked off the manufacturing line) and the Group does not have the ability to use the vehicle or direct it elsewhere. The Group operates with financing partners across the world that provide wholesale financing arrangements to the retail network for vehicle sales, which enables cash settlement to occur immediately (usually within two working days) for purchases from the Group. For the sale of parts and accessories, the Group typically receives payment in line with the invoice payment terms stipulated and agreed with its customers, which are usually 30 days. Sales incentives The costs associated with providing sales support and incentives (variable marketing expense) are considered to be variable components of consideration, thus reducing the amount of revenue recognised by the Group. Under IFRS 15, the Group ensures that variable consideration is recognised to the extent of the amount to which it expects to be entitled. To meet this principle, the Group constrains its estimate of variable consideration to include amounts only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty associated is subsequently resolved. The Group estimates the expected sales incentive by market and considers uncertainties including competitor pricing, ageing of dealer stock and local market conditions. The constraint on variable consideration is estimated with reference to historical accuracy, current market conditions and a prospective assessment considering relevant geopolitical factors, including global stock positions for both the Group and its third party dealer network reflecting the pipeline of vehicle inventory for sale to end customers. Variable consideration received for contracts with multiple performance obligations is allocated to all such obligations only when applicable. For example, with the sale of a vehicle, the cost of the incentive provided is allocated entirely to the vehicle as its purpose is to incentivise the sale of the vehicle rather than support any additional obligations. Scheduled Scheduled maintenance contracts sold with a vehicle provide the end customer with the benefit of bringing their vehicle to a maintenance dealership for the routine maintenance required to maintain compliance for warranty purposes. Contracts The majority of plans sold by the Group are complimentary with the vehicle, thus payment is received at the same time as the proceeds from the vehicle sale, at which point the amount is recognised as a contract liability based on the stand-alone selling price, which is measured using a cost-plus approach. Revenue is recognised based on the expected performance of the services from the point of a vehicle being retailed to an end customer and aligned to the expected costs to fulfil those services based on historical information. JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 - 63 -

FINANCIAL STATEMENTS Significant Nature, timing of satisfaction of performance obligations, and significant payment terms revenue areas Telematics Telematics features provide a service to the customer typically aligned to the warranty period of the vehicle, allowing a vehicle to connect and interact with an end customer’s mobile phone. The Group typically receives payment relating to telematics features at the same time as the proceeds from the vehicle sale, at which point the amount is recognised as a contract liability based on the stand-alone selling price. For optional features, this is measured at the observable option price and for standard-fit features is measured using a cost-plus basis. The stand-alone selling price for telematics subscription renewals is measured at the renewal price offered to the customer. Revenue is recognised on a straight-line basis over the term of the service from the point of the vehicle being retailed to an end customer in line with the expected costs to fulfil those services. Warranty Vehicles and parts sold by the Group include a standard warranty to guarantee the vehicle complies with agreed-upon considerations specifications for a defined period of time. Where the warranty offering to the end customer exceeds the standard market as a service expectation for similar products, or provides a service in excess of the assurance that the agreed-upon specification is met, the Group considers this to constitute a service to the end customer and therefore a separate performance obligation. Revenue is recognised in the period to which the warranty service relates, up to which point it is recognised as a contract liability. Repurchase Some contracts with customers include an option or obligation for the Group to repurchase the product sold (including arrangements repurchasing a product originally sold as part of an amended product). Such instances are common in the Group’s arrangements with third-party fleet customers or in contract manufacturing arrangements that the Group is party to. The Group does not recognise revenue on the original sale, as it retains ultimate control of that product. The related inventory continues to be recognised on the Group’s consolidated balance sheet. The consideration received from the customer is treated as a liability. Nuances in the accounting treatment depend on whether the contractual repurchase price is less than, more than or equal to the original sale price, resulting in treatment as a lease or a financing arrangement. Revenue recognised under such arrangements is outside of the scope of IFRS 15 and instead is recognised in line with IFRS 16 Leases. Revenue relating to the good or product is recognised when it is sold by the Group with no repurchase obligation or option attached. Returns Vehicle sales do not typically include allowances for returns or refunds, although in some markets there is legislative requirement obligations, for Jaguar Land Rover as an automotive manufacturer to repurchase or reacquire a vehicle if quality issues arise that have been refunds and remedied a number of times and where the owner no longer wishes to own the vehicle as a result. similar obligations Cost recognition Costs and expenses are recognised when incurred and are classified according to their nature. Expenditures are capitalised, where appropriate, in accordance with the policy for internally generated intangible assets and represent employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by the Group. Material and other cost of sales as reported in the consolidated income statement is presented net of the impact of realised foreign exchange relating to derivatives hedging cost exposures. Government Grants and Incentives Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received. Government grants are recognised in the consolidated income statement, either on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate or, immediately, if the costs have already been incurred. Government grants related to assets are deducted from the cost of the asset and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Group are recognised as other income in the period in which the grant is received. Sales tax incentives received from governments are recognised in the consolidated income statement at the reduced tax rate, and revenue is reported net of these sales tax incentives. JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 Foreign currency The Company has a functional currency of GBP. The presentation currency of the consolidated financial statements is GBP. Transactions in currencies other than the functional currency of the entity are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement as “Foreign exchange gain/(loss) and fair value adjustments”. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (non-GBP functional currency) are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity. Income taxes Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity) or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination. Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions. Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. The extent to which deferred tax assets can be recognised is based on an assessment of the probability that future taxable income will be available against which the deductible temporary differences and tax loss carry-forwards can be utilised. Tax provisions are recognised for uncertain tax positions where a risk of an additional tax liability has been identified and it is probable that the Group will be required to settle that tax. Measurement is dependent on management’s expectations of the outcome of decisions by tax authorities in the various tax jurisdictions in which the Group operates. This is assessed on a case-by-case basis using in-house experts, professional firms and previous experience. Where no provision is required the exposure is disclosed as a contingent liability in note 34 unless the likelihood of an outflow of economic benefits is remote. Judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions. No additional current tax risks were identified as a result of COVID-19, with the Group’s compliance activity continuing to be operated in accordance with the applicable legislation. Exceptional items Exceptional items are disclosed separately in the consolidated income statement and excluded from adjusted EBIT and adjusted EBITDA measures to enhance the reader’s understanding of the performance of the Group by excluding items that would otherwise distort reporting of the Group’s performance due to their size or nature. The Group considers qualitative and quantitative factors to determine whether a transaction or event is exceptional, including the expected size and frequency of the transaction or event, and any precedent for similar items in previous years. Items that are considered exceptional may include the following: • Costs associated with significant restructuring events; • Impairments or reversals of impairments arising from an impairment assessment of the Group’s cash-generating unit in accordance with IAS 36; • Defined benefit past service costs or credits arising from scheme amendments; and • Costs associated with provisions and related reversals arising from a significant one-off event not in the normal course of business. Further details of exceptional items are given in note 4. -65-

FINANCIAL STATEMENTS Property, plant and equipment Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Land is not depreciated. Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use. Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows: Class of property, plant and equipment    Estimated useful life (years) Buildings    20 to 40 Plant, equipment and leased assets    3 to 30 Vehicles    3 to 10 Computers    3 to 6 Fixtures and fittings    3 to 20 The depreciation for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. Assets held under leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Residual values are reassessed on an annual basis. Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital advances. Depreciation is not recorded on heritage assets as the Group considers their residual value to approximate their cost. An item of property, plant and equipment is derecognised on disposal or when it is withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising from derecognition is included in profit or loss. Intangible Assets Acquired intangible assets Intangible assets purchased, including those acquired in business combinations, are measured at acquisition cost, which is the fair value on the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether an indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis. For intangible assets with finite lives, amortisation is charged on a straight-line basis over the estimated useful lives of the acquired intangible assets as per the estimated amortisation periods below: Class of intangible asset Estimated amortisation period (years) Software 2 to 8 Patents and technological know-how 2 to 12 Customer related – retailer network 20 Intellectual property rights and other intangibles 3 to indefinite The amortisation for intangible assets with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. Capital work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles mainly consist of brand names, which are considered to have indefinite lives due to the longevity of the brands. JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 Internally generated intangible assets Research costs are charged to the consolidated income statement in the year in which they are incurred. Product engineering costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets – when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that the asset will generate future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Product engineering cost is amortised over the life of the related product, being a period of between two and ten years. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss, if any. Amortisation is not recorded on product engineering in progress until development is complete. The Group undertakes significant levels of research and development activity, and for each vehicle programme a periodic review is undertaken. The Group applies judgement in determining at what point in a vehicle programme’s life cycle the recognition criteria under IAS 38 are satisfied and estimates the proportion of central overhead allocated. If a later point had been used then this would have had the impact of reducing the amounts capitalised as product engineering costs. If central overheads had not been allocated it would have reduced the amount capitalised by £80 million (2020: £117 million, 2019: £146 million). The Group reviewed its methodology in line with the applicable accounting standards to ensure it continues to meet the criteria for capitalising such costs in an environment impacted by COVID-19 to assess that the incremental benefits expected continue to exceed the associated costs. Impairment Property, plant and equipment and intangible assets At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier if there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs of sale and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit) for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement. An asset or (cash-generating unit) impaired in prior years is reviewed at each balance sheet date to determine whether there is any indication of a reversal of impairment loss recognised in prior years. An annual review of the carrying value of heritage assets is performed as the assets are held at cost and not depreciated. Any write-down in the carrying value of heritage assets is recognised immediately in the consolidated income statement. Equity accounted investments: Joint ventures and associates When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases. Cash and cash equivalents Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value. Inventories Inventories are valued at the lower of cost and net realisable value. Costs of raw materials and consumables are ascertained on a first-in, first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods, determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses. Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Group and are amortised in changes in stocks and work-in-progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement. -67-

FINANCIAL STATEMENTS Provisions A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. When the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are held for product warranty, legal and product liabilities, residual risks, environmental liabilities, other employee benefit obligations and restructuring as detailed in note 28 to the consolidated financial statements. Warranty provisions The Group provides product warranties on all new vehicle sales. Provisions are generally recognised when vehicles are sold or when new warranty programmes are initiated. Based on historical warranty claim experience, assumptions have to be made on the type and extent of future warranty claims and customer goodwill (representing the Group’s constructive obligation to its customers when managing those warranty claims), as well as on possible recall campaigns. These assessments are based on experience of the frequency and extent of vehicle faults and defects in the past. In addition, the estimates also include assumptions on the amounts of potential repair costs per vehicle and the effects of possible time or mileage limits. The provisions are regularly adjusted to reflect new information. The Group also has back-to-back contractual arrangements with its suppliers in the event that a vehicle fault is proven to be a supplier’s fault. Estimates are made of the expected reimbursement claims based upon historical levels of recoveries by supplier, adjusted for inflation and applied to the population of vehicles under warranty at the balance sheet date. Supplier reimbursement claims are presented as separate assets within “Other financial assets” in note 18. The Group notes that changes in the automotive environment regarding the increasing impact of battery electric vehicles presents its own significant challenges, particularly due to the lack of historical data available at this time to help inform estimates for future warranty claims, as well as any associated recoveries from suppliers due to such claims. The related provisions are therefore made with the Group’s best estimate at this time to settle such obligations in the future but will be required to be continually refined as sufficient, real-world data becomes available. Supplier recoveries are recognised only when the Group considers there to be virtual certainty over the reimbursement, which also requires historical evidence to support. Long-Term Incentive Plan (“ LTIP” ) The Group operated a share-based payment LTIP arrangement for certain employees. The scheme provided a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date, subject to profitability and employment conditions. These were accounted for as cash-settled arrangements, whereby a liability was recognised at fair value at the date of grant, using the Black-Scholes model. At each balance sheet date, until the liability was settled, the fair value of the liability was remeasured, with any corresponding changes in fair value recognised in the consolidated income statement. Employee benefits Pension schemes The Group operates several defined benefit (‘DB’) pension plans; these include two large and one smaller defined benefit plan in the UK. The UK DB plans are administered by a separate trustee, the assets of the plans are generally held in separate funds selected and overseen by the trustee. These plans were contracted out of the state second pension (S2P) scheme until 5 April 2016. The plans provide benefits for members including a monthly pension after retirement based on salary and service as set out in the rules of each plan. Contributions to the plans by the Group take into consideration the results of actuarial valuations. The UK defined benefit plans were closed to new joiners in April 2010. The Group also operates a number of small benefit arrangements worldwide (the liabilities for these amount to around 0.5% of the Group total). For defined benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial updates being carried out at the end of each reporting period. Defined benefit costs are split into four categories: • Current service cost, past service cost and gains and losses on curtailments and settlements; • Net interest cost; • Administrative expenses; and • Remeasurements. Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on plan assets (excluding interest) is recognised immediately in the consolidated balance sheet with a charge or credit to the consolidated statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled. Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of plan JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability, adjusted for expected cashflows during the period. From the year ending 31 March 2020, at the point a past service cost is incurred re-measurement of the income statement cost is considered and will be re-calculated if there is a material change. The Group presents these defined benefit costs within “Employee costs” in the consolidated income statement (see note 7). Separate defined contribution plans are available to all other employees of the Group. Costs in respect of these plans are charged to the consolidated income statement as incurred. Post-retirement Medicare scheme Under these unfunded schemes, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Group as part of an early separation scheme, on medical grounds or due to permanent disablement, may also be covered under the scheme. The applicable subsidiaries (and therefore, the Group) account for the liability for the post-retirement medical scheme based on an annual actuarial valuation where appropriate. Actuarial gains and losses Actuarial gains and losses relating to retirement benefit plans are recognised in the consolidated statement of comprehensive income in the year in which they arise. Measurement date The measurement date of all retirement plans is 31 March. Financial instruments Recognition and derecognition A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement unless it was an equity instrument electively held at fair value through other comprehensive income. In this case, any cumulative gain or loss in equity is transferred to retained earnings. Financial assets are written off when there is no reasonable expectation of recovery. The Group reviews the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired. Initial measurement Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified. Classification and measurement – financial assets Classification of financial assets is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intentions and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. The Group reclassifies financial assets when and only when its business model for managing those assets changes. Financial assets are classified into three categories: Financial assets at amortised cost are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, contract assets, finance receivables and other financial assets. Financial assets at fair value through other comprehensive income are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows as well as to sell the financial asset. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss. This category can also include financial assets that are equity instruments which have been irrevocably designated at initial recognition as fair value through other comprehensive income. For these assets, there is -69-

FINANCIAL STATEMENTS no expected credit loss recognised in profit or loss. Financial assets at fair value through profit or loss are financial assets with contractual cash flows that do not consist solely of payments of principal and interest. This category includes derivatives, embedded derivatives separated from the host contract and investments in certain convertible loan notes. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in profit or loss, with the exception of derivative instruments designated in a hedging relationship, for which hedge accounting is applied. Classification and measurement – financial liabilities Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss. Other financial liabilities are measured at amortised cost using the effective interest method. Financial liabilities at fair value through profit or loss include derivatives and embedded derivatives separated from the host contract as well as financial liabilities held for trading. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes. Impairment The Group recognises a loss allowance in profit or loss for expected credit losses on financial assets held at amortised cost or at fair value through other comprehensive income. Expected credit losses are forward looking and are measured in a way that is unbiased and represents a probability-weighted amount, takes into account the time value of money (values are discounted using the applicable effective interest rate) and uses reasonable and supportable information. Lifetime expected credit losses are calculated for assets that were deemed credit impaired at initial recognition or have subsequently become credit impaired as well as those where credit risk has increased significantly since initial recognition. The Group adopts the simplified approach to apply lifetime expected credit losses to trade receivables and contract assets. Where credit risk is deemed low at the reporting date or to have not increased significantly, credit losses for the next 12 months are calculated. Credit risk is determined to have increased significantly when the probability of default increases. Such increases are relative and assessment may include external ratings (where available) or other information such as past due payments. Historic data and forward-looking information are both considered. Objective evidence for a significant increase in credit risk may include where payment is overdue by 90 or more days as well as other information about significant financial difficulties of the borrower. Equity instruments An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs. Investments in equity instruments are measured at fair value; however, where a quoted market price in an active market is not available, equity instruments are measured at cost (investments in equity instruments that are not held for trading). The Group has not elected to account for these investments at fair value through other comprehensive income. Determination of fair value Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. The fair value of a financial instrument on initial recognition is normally the transaction price. In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include the discounted cash flow method and other valuation models. Hedge accounting The Group uses foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Group designates these foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency in a cash flow hedging relationship. The Group uses cross-currency interest rate swaps to convert some of its foreign currency denominated fixed-rate borrowings to GBP floating-rate borrowings. Hedge accounting is applied using both fair value and cash flow hedging relationships. The designated risks are foreign currency and interest rate risks. Derivative contracts are stated at fair value on the consolidated balance sheet at each reporting date. At inception of the hedge relationship, the Group documents the economic relationship between the hedging instrument and the hedged item, including whether changes in the cash flows of the hedging instrument are expected to offset changes in the JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 cash flows of the hedged item. The Group documents its risk management objective and strategy for undertaking its hedging transactions. The Group designates only the intrinsic value of foreign exchange options in the hedging relationship. The Group designates amounts excluding foreign currency basis spread in the hedging relationship for both foreign exchange forward contracts and cross-currency interest rate swaps. Changes in the fair value of the derivative contracts that are designated and effective as hedges of future cash flows are recognised in the cash flow hedge reserve within other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement. Changes in both the time value of foreign exchange options and foreign currency basis spread of foreign exchange forwards and cross-currency interest rate swaps are recognised in other comprehensive income (net of tax) in the cost of hedging reserve to the extent that they relate to the hedged item (the “aligned” value). Changes in the fair value of contracts that are designated in a fair value hedge are taken to the consolidated income statement. They offset the change in fair value, attributable to the hedged risks, of the borrowings designated as the hedged item. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. Amounts accumulated in equity are reclassified to the consolidated income statement in the periods in which the forecast transactions affect profit or loss or as an adjustment to a non-financial item (e.g. inventory) when that item is recognised on the balance sheet. These deferred amounts are ultimately recognised in profit or loss as the hedged item affects profit or loss (for example through cost of goods sold). If the forecast transaction is no longer expected to occur, the net cumulative gain or loss in equity, including deferred costs of hedging, is immediately transferred and recognised in the consolidated income statement. Leases At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: • The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified; • The Group has the right to substantially all of the economic benefits from the use of the asset throughout the period of use; and • The Group has the right to direct the use of the asset. The Group has this right when it has the decision making rights that are most relevant to changing how and for what purposes the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either: • The Group has the right to operate the asset; or • The Group designed the asset in a way that predetermines how and for what purposes it will be used. At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is allocated, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the leased asset and the expected lease term. If ownership of the leased asset is automatically transferred at the end of the lease term or the exercise of a purchase option is reflected in the lease payments, the right-of-use asset is amortised on a straight-line basis over the expected useful like of the leased asset. The lease liability is initially measured at the present value of the lease payments that are not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as a discount rate. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term. Lease payments include fixed payments, i.e. amounts expected to be payable by the Company under residual value guarantee, the exercise price of a purchase option and lease payments in relation to lease extension option if the Company is reasonably certain to exercise purchase or extension options and payment of penalties for terminating the lease if the lease term considered reflects that the Company shall exercise termination option. -71-

FINANCIAL STATEMENTS The Group applies the practical expedient to not assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic that meet the following conditions are lease modifications: • The change in lease payments results in revised consideration that is substantially the same, or less than the consideration for the lease immediately preceding the change; • Any reduction in lease payments affects only payments originally due on or before 30 June 2021; and • There no substantive change to other terms and conditions of the lease. Changes to lease payments for such leases are accounted for as if they are not lease modifications. The comparative information for the year ending 31 March 2019 is accounted for under Group’s previous lease accounting policies in accordance with IAS 17 Leases. The related policies are set out below. At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the contractual terms and substance of the lease arrangement. Assets taken on finance lease A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Assets taken on operating lease Leases other than finance leases are operating leases, and the leased assets are not recognised on the Group’s consolidated balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease in “Other expenses”. New accounting policy pronouncements (a) Standards, revisions and amendments to standards and interpretations not significant to the Jaguar Land Rover Group and applied for the first time in the fiscal year ending 31 March 2021 The following amendments and interpretations have been adopted by the Group in the year ending 31 March 2021. • Amendments to references to the conceptual framework in IFRS standards; • Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of material; • Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Interest rate benchmark reform; and • Amendments to IFRS 3 Business Combinations – Definition of a business • Amendments to IFRS 16 Leases – COVID-19 related rent concessions. The adoption of these amendments and interpretations has not had a significant impact on the consolidated financial statements. (b) Standards, revisions and amendments to standards and interpretations not yet effective and not yet adopted by the Group The following pronouncement, issued by the IASB and endorsed by the UK, is not yet effective and has not yet been adopted by the Group. This amendment is effective for annual report periods beginning on or after 1 January 2021. • Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Interest rate benchmark reform phase 2. The Group is currently assessing the impact of this pronouncement on the consolidated financial statements. (c) Standards, revisions and amendments to standards and interpretations not yet endorsed by the UK and not yet adopted by the Group The following pronouncements, issued by the IASB, have not yet been endorsed by the UK, are not yet effective and have not yet been adopted by the Group. • IFRS 17 Insurance Contracts; • Amendments to IAS 1 Presentation of Financial Statements – Classification of liabilities as current or non-current; • Amendments to IFRS 3 Business Combinations – Reference to the conceptual framework; • Amendments to IAS 16 Property, Plant and Equipment – Proceeds before intended use; • Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets – Onerous contracts – cost of fulfilling a contract; JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2020/21 • Amendments to IAS 1 Presentation of Financial Statements – disclosure of accounting policies; • Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – definition of accounting estimates; • Amendments to IFRS 16 Leases – COVID-19 related rent concessions beyond 30 June 2021; and • Annual improvements to IFRS standards 2018-2020 cycle. The Group is currently assessing the impact of these pronouncements on the consolidated financial statements. 3 Alternative Performance Measures In reporting financial information, the Group presents alternative performance measures (“APMs”) that are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business. The APMs used within this Annual Report are defined below. Alternative performance Definition measure Adjusted EBITDA Adjusted EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation. Adjusted EBIT Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. Profit/(loss) before tax and Profit/(loss) before tax excluding exceptional items. exceptional items Free cash flow Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short-term deposits and other Investments, and equity or debt investments held at fair value. Total product and other investment Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.. Working capital Changes in assets and liabilities as presented in note 39. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA. Total cash and cash equivalents, Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities deposits and investments and any other items defined as cash and cash equivalents in accordance with IFRS. Available liquidity Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities. Net debt Total cash and cash equivalents, deposits and investments less total interest-bearing loans and borrowings. Retail sales Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd. Wholesales Wholesales represent vehicle sales made to retailers or other external customers. The Group recognises revenue on wholesales. The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year on year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement. The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives held, unrealised foreign exchange can distort the financial performance of the Group from one period to another. During the year ended 31 March 2021, the definitions of adjusted EBIT and adjusted EBITDA were amended to exclude foreign exchange gains and losses on revaluation of other assets and liabilities, including short-term deposits and cash and cash equivalents. The Group considers the amended APM to better measure the underlying operational profitability of the Group, and is consistent with the treatment of the revaluation of other balance sheet items such as that of debt and unrealised hedges. It also recognises that the Group may use cash and/or derivatives to hedge debt and/or working capital balance sheet -73-

FINANCIAL STATEMENTS

exposures and therefore it is logical to present gains or losses on revaluation of all such items consistently, excluded from EBITDA. This is also consistent with the Group's definition of Free Cash Flow. Adjusted EBIT for the years ended 31 March 2020 and 2019 prior to the change was £(24) million and £(180) million respectively. Adjusted EBITDA for the years ended 31 March 2020 and 2019 prior to the change was £2,000 million and £1,981 million respectively.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

During the year ended 31 March 2021, the definition of 'Free cash flow' was amended to exclude non-automotive investments and net investments in equity and debt investments held at fair value, which are deemed more financial investment in nature. The definition was also amended to exclude foreign exchange gains/losses on short-term deposits and cash and cash equivalents, therefore ensuring more consistent treatment since revaluation of other current assets and liabilities is already excluded. The Group considers these changes should provide greater clarity of Free Cash Flow more closely aligned to JLR's competitors hence providing improved comparability for users of the APM. Free cash flow for years ended 31 March 2020 and 2019 prior to the change was £(702) million and £(1,265) million respectively.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Exceptional items are defined in note 4.

Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next page.

Adjusted EBIT and Adjusted EBITDA

Year ended 31 March (£ millions)	Note	2021	2020 restated*	2019 restated*
Adjusted EBITDA		**2,531**	**2,050**	**1,994**
Depreciation and amortisation		(1,976)	(1,910)	(2,164)
Share of (loss)/profit of equity accounted investments	16	(41)	(114)	3
Adjusted EBIT		**514**	**26**	**(167)**
Foreign exchange gain/(loss) on derivatives	14	14	15	(31)
Unrealised gain/(loss) on commodities	14	137	(78)	(34)
Foreign exchange gain/(loss) and fair value adjustments on loans	14	314	(135)	(45)
Foreign exchange (loss)/gain on economic hedges of loans	14	(143)	29	(18)
Foreign exchange gain/(loss) on balance sheet, cash and depsoits revaluation	14	64	(50)	(13)
Finance income	13	11	52	35
Finance expense (net)	13	(251)	(209)	(111)
Fair value gain/(loss) on equity investments	14	2	(43)	26
Profit/(loss) before tax and exceptional items		**662**	**(393)**	**(358)**
Exceptional items	4	(1,523)	(29)	(3,271)
Loss before tax		**(861)**	**(422)**	**(3,629)**

*Comparative information has been restated for the change in definition explained above.

Free cash flow

Year ended 31 March (£ millions)	2021	2020 restated*	2019 restated*
Net cash generated from operating activities	2,326	2,314	2,253
Purchases of property, plant and equipment	(1,050)	(1,281)	(1,590)
Net cash outflow relating to intangible asset expenditure	(799)	(1,511)	(1,785)
Proceeds from sale of property, plant and equipment	8	1	2
Investment in equity accounted investees	(1)	(67)	-
Acquisition of subsidiaries (net of cash acquired)	-	(3)	-
Finance expenses and fees paid	(313)	(262)	(210)
Finance income received	14	50	34
Free cash flow	**185**	**(759)**	**(1,296)**

*Comparative information has been restated for the change in definition explained on the previous pages.

Total product and other investments

Year ended 31 March (£ millions)	Note	2021	2020	2019
Purchases of property, plant and equipment		1,050	1,281	1,590
Net cash outflow relating to intangible asset expenditure		799	1,511	1,785
Engineering costs expensed	12	489	421	421
Investment in equity accounted investees		1	67	-
Purchases of other investments		4	11	14
Acquisition of subsidiary (net of cash acquired)		-	3	-
Total product and other investments		**2,343**	**3,294**	**3,810**

Total cash and cash equivalents, deposits and investments

As at (£ millions)	2021	2020	2019
Cash and cash equivalents	3,778	2,271	2,747
Short-term deposits and other investments	1,004	1,393	1,028
Total cash and cash equivalents, deposits and investments	**4,782**	**3,664**	**3,775**

Available liquidity

As at 31 March (£ millions)	Note	2021	2020	2019
Cash and cash equivalents		3,778	2,271	2,747
Short-term deposits and other investments		1,004	1,393	1,028
Committed undrawn credit facilities	26	1,938	1,935	1,935
Available liquidity		**6,720**	**5,599**	**5,710**

Net debt

As at (£ millions)	2021	2020	2019
Cash and cash equivalents	3,778	2,271	2,747
Short-term deposits and other investments	1,004	1,393	1,028
Interest-bearing loans and borrowings	(6,697)	(5,884)	(4,511)
Net debt	**(1,915)**	**(2,220)**	**(736)**

Retail and wholesales

Year ended 31 March (units)	2021	2020	2019
Retail sales	439,588	508,659	578,915
Wholesales	347,632	475,952	507,895

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

75

FINANCIAL STATEMENTS

4 Exceptional items

The exceptional items recognised in the year ended 31 March 2021 comprise:

- Asset write-downs of £952 million in relation to models cancelled under the Group's Reimagine strategy. See notes 19 and 20.
- Restructuring costs of £562 million comprising:
  - Costs of £534 million resulting from the Group's Reimagine strategy comprising accruals to settle legal obligations on work performed to date and provisions for redundancies and other third party obligations. See note 28. Included within the restructuring costs is a defined benefit past service cost of £7 million. See note 33.
  - Costs of £28 million resulting from a separate redundancy programme during the year. See note 28.
- An update of £9 million to the past service cost recognised due to the requirement to equalise male and female members' benefits for the inequalities within guaranteed minimum pension ('GMP') earned between 17 May 1990 and 5 April 1997 based on new information. See note 33.

The exceptional item recognised in the year ended 31 March 2020 comprises restructuring costs of £29 million relating to the Group restructuring programme that commenced during the year ended 31 March 2019. This included a past service pension cost of £4 million.

The exceptional items recognised in the year ended 31 March 2019 comprise:

- An impairment charge of £3,105 million for the year ended 31 March 2019 following an impairment exercise undertaken in accordance with IAS 36. Further details are given in note 20;
- Restructuring costs of £149 million relating to a Group restructuring programme announced and carried out during the year ended 31 March 2019, this included a past service pension cost of £25 million; and
- A past service cost of £17 million following a High Court ruling in October 2018 that pension schemes are required to equalise male and female members' benefits for the inequalities within guaranteed minimum pension ("GMP") earned between 17 May 1990 and 5 April 1997. The Group historically made no allowance for GMP equalisation and therefore considered the change to be a plan amendment. Further details are given in note 33.

The tables below set out the exceptional items recorded in the years ended 31 March 2021, 2020 and 2019 and the impact on the consolidated income statement if these items were not disclosed separately as exceptional items.

Year ended 31 March 2021 (£ millions)	Note	Other expenses	Employee costs	Material and other cost of sales
Excluding exceptional items		**3,589**	**2,141**	**12,335**
Restructuring costs - asset write-downs		952	-	-
Restructuring costs - employee and third party obligations		252	116	194
Pension past service cost	33	-	9	-
Including exceptional items		**4,793**	**2,266**	**12,529**

Year ended 31 March 2020 (£ millions)	Other expenses	Employee costs
Excluding exceptional items	**5,238**	**2,568**
Restructuring costs	(3)	32
Including exceptional items	**5,235**	**2,600**

Year ended 31 March 2019 (£ millions)	Note	Other expenses	Employee costs
Excluding exceptional items		**5,567**	**2,820**
Impairment	19,20	3,105	-
Restructuring costs		5	144
Pension past service cost	33	-	17
Including exceptional items		**8,677**	**2,981**

Included in "Income tax (expense)/credit" in the consolidated income statement for the year ended 31 March 2021 is a credit in respect of exceptional items of £6 million (2020: credit of £6 million, 2019: credit of £278 million).

5 Revenue

The Group's revenues are summarised as follows:

Year ended 31 March (£ millions)	2021	2020	2019
Revenue recognised for sales of vehicles, parts and accessories	18,775	22,436	23,885
Revenue recognised for services transferred	314	306	249
Revenue - other	753	807	950
Total revenue from contracts with customers	**19,842**	**23,549**	**25,084**
Realised revenue hedges	(111)	(565)	(870)
Total revenue	**19,731**	**22,984**	**24,214**

"Revenue – other" includes sales of goods other than vehicles, parts and accessories.

Revenue disaggregation

The following table presents the Group's revenue, disaggregated by primary geographical market, timing of revenue recognition and major product categories. All revenue is generated from the Group's single automotive operating segment.

Year ended 31 March 2021 (£ millions)	UK	US	China	Rest of Europe	Rest of World	Total Revenue
Revenue recognised for sales of vehicles, parts and accessories	3,008	4,663	4,546	3,551	3,007	18,775
Revenue recognised for services transferred	126	95	5	10	78	314
Revenue - other	656	3	85	2	7	753
Total revenue from contracts with customers	**3,790**	**4,761**	**4,636**	**3,563**	**3,092**	**19,842**
Realised revenue hedges	-	(97)	(75)	-	61	(111)
Total revenue	**3,790**	**4,664**	**4,561**	**3,563**	**3,153**	**19,731**

Year ended 31 March 2020 (£ millions)	UK	US	China	Rest of Europe	Rest of World	Total Revenue
Revenue recognised for sales of vehicles, parts and accessories	3,875	5,889	3,374	4,745	4,553	22,436
Revenue recognised for services transferred	63	91	75	11	66	306
Revenue - other	786	4	5	1	11	807
Total revenue from contracts with customers	**4,724**	**5,984**	**3,454**	**4,757**	**4,630**	**23,549**
Realised revenue hedges	-	(370)	(166)	-	(29)	(565)
Total revenue	**4,724**	**5,614**	**3,288**	**4,757**	**4,601**	**22,984**

Year ended 31 March 2019 (£ millions)	UK	US	China	Rest of Europe	Rest of World	Total Revenue
Revenue recognised for sales of vehicles, parts and accessories	4,293	5,826	3,557	5,359	4,850	23,885
Revenue recognised for services transferred	23	67	97	8	54	249
Revenue - other	912	29	10	(12)	11	950
Total revenue from contracts with customers	**5,228**	**5,922**	**3,664**	**5,355**	**4,915**	**25,084**
Realised revenue hedges	-	(437)	(352)	-	(81)	(870)
Total revenue	**5,228**	**5,485**	**3,312**	**5,355**	**4,834**	**24,214**

Contract liabilities

As at 31 March (£ millions)	2021	2020	2019
Ongoing service obligations	766	846	805
Liabilities for advances received	61	50	86
Total contract liabilities	**827**	**896**	**891**

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

— 77 —

FINANCIAL STATEMENTS

Revenue that is expected to be recognised within five years related to performance obligations that are unsatisfied (or partially unsatisfied) amounted to £827 million at 31 March 2021 (2020: £896 million, 2019: £891 million).

"Ongoing service obligations" mainly relate to long-term service and maintenance contracts, extended warranties and telematics services. "Liabilities for advances received" primarily relate to consideration received in advance from customers for products not yet wholesaled, at which point the revenue will be recognised. "Ongoing service obligations" and "Liabilities for advances received" are both presented within "Other liabilities" in the consolidated balance sheet.

The Group applies the practical expedient in IFRS 15.121 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less. This is because revenue resulting from those sales will be recognised in a short-term period. The services included with the vehicle sale are to be recognised as revenues in subsequent years but represent an insignificant portion of expected revenues in comparison.

The movement in contract liabilities relates solely to revenue recognised from balances held at the beginning of the year of £364 million (2020: £392 million, 2019: £288 million) and increases due to cash received for performance obligations unsatisfied at the year end of £295 million (2020: £397 million, 2019: £457 million).

Revenue recognised in the year from performance obligations satisfied in the previous year is £100 million (2020: £33 million, 2019: £nil).

6 Material and other cost of sales

Year ended 31 March (£ millions)	2021	2020	2019
Changes in inventories of finished goods and work-in-progress	469	121	188
Purchase of products for sale	1,029	1,105	1,181
Raw materials and consumables used	10,838	13,498	14,448
Realised purchase hedges	(1)	(40)	(147)
Total material and other cost of sales	**12,335**	**14,684**	**15,670**

7 Employee numbers and costs

Year ended 31 March (£ millions)	2021	2020	2019
Wages and salaries - employee costs	1,545	1,833	1,909
Wages and salaries - agency costs	73	175	286
Total wages and salaries	**1,618**	**2,008**	**2,195**
Social security costs and benefits	288	312	354
Pension costs	235	248	271
Total employee costs	**2,141**	**2,568**	**2,820**

Employee costs in the year ended 31 March 2021 includes £188 million (2020: £10 million, 2019: £nil) credit in relation to employees placed on furlough under the UK Coronavirus Job Retention Scheme.

Average employee numbers for the year ended 31 March 2021	Non-agency	Agency	Total
Manufacturing	18,231	754	18,985
Research and development	8,158	556	8,714
Other	9,527	317	9,844
Total employee numbers	**35,916**	**1,627**	**37,543**

Average employee numbers for the year ended 31 March 2020	Non-agency	Agency	Total
Manufacturing	18,833	1,219	20,052
Research and development	7,965	1,411	9,376
Other	9,733	626	10,359
Total employee numbers	**36,531**	**3,256**	**39,787**

Average employee numbers for the year ended 31 March 2019	Non-agency	Agency	Total
Manufacturing	19,213	1,998	21,211
Research and development	8,307	2,414	10,721
Other	11,063	1,106	12,169
Total employee numbers	**38,583**	**5,518**	**44,101**

8 Directors' emoluments

Year ended 31 March (£)	2021	2020	2019
Directors' emoluments	5,509,867	3,459,163	3,187,356
Increase/(decrease) of long-term incentive scheme amounts receivable	479,444	803,472	(98,010)
Post-employment benefits	1,164,478	349,442	520,763

The aggregate of emoluments received in the year and amounts accrued under the bonus scheme and long-term incentive plan ("LTIP") of the highest-paid director was £3,962,991 (2020: £4,099,544, 2019: £2,946,676), together with a cash allowance in lieu of pension and medical benefits of £1,164,478 (2020: £349,442, 2019: £520,763). During the year, the value of LTIP awards accrued has increased by £479,444 (2020: increase of £803,472, 2019: decrease of £98,010), which will become payable in future periods.

There were no directors who were members of a defined benefit pension scheme or a defined contribution scheme during the years ended 31 March 2021, 2020 and 2019.

LTIP cash payments received by directors during the year ended 31 March 2021 were £421,000 (2020: £nil, 2019: £623,090).

During the year ended 31 March 2021, a new CEO appointment was made, and the previous incumbent transferred to a Vice Chairman role on the Board. Consequently, the earnings of both incumbents are included in the Directors' emoluments.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

79

FINANCIAL STATEMENTS

9 Long-Term Incentive Plan ("LTIP")

During the year ended 31 March 2016, the Group issued the final share-based payment LTIP arrangement based on the share price of Tata Motors Limited. The final cash payment in respect of the share-based payment LTIP was made during the year ended 31 March 2019.

During the year ended 31 March 2017, the Group announced a new LTIP to replace the previous share-based payment LTIP. The new LTIP, effective from June 2016, provides a cash payment to certain employees based on the Group's performance against long-term business metrics related to performance and strategic priorities (over a period of three years). This new LTIP benefit scheme has been accounted for in accordance with IAS 19 Employee Benefits.

Comparative information for the year ended 31 March 2019 with no equivalent for the years ended 31 March 2021 or 2020

The information in this section gives details of the previous share-based payment LTIP arrangement that is reflected in the comparative information for the year ended 31 March 2019.

The scheme provided a cash payment to the employee based on a specific number of phantom shares at the grant date and the share price of Tata Motors Limited at the vesting date. The cash payment was dependent upon continued employment for the duration of the three-year vesting period.

Year ended 31 March (number)	2019
Outstanding at the beginning of the year	1,929,391
Vested in the year	(1,764,566)
Forfeited in the year	(164,825)
Outstanding at the end of the year	-

The weighted average share price of the phantom shares vested in the year ended 31 March 2019 was £3.20.

The weighted average remaining contractual life of the outstanding phantom shares as at 31 March 2019 was nil years.

No phantom shares were exercisable as at 31 March 2019.

During the year ended 31 March 2019, £1 million was recognised as a credit in "Employee costs" in relation to the share-based payment LTIP.

The fair value of the balance sheet liability in respect of phantom stock awards outstanding at 31 March 2019 was £nil.

10 Other income

Year ended 31 March (£ millions)	2021	2020	2019
Grant income	81	66	56
Commissions	20	14	23
Other	94	94	126
Total other income	**195**	**174**	**205**

During the year ended 31 March 2021, £40 million (2020: £12 million, 2019: £10 million) was recognised in "Other income" by a foreign subsidiary as an incentive for continuing trading in that country for the foreseeable future. This includes amounts received as cash in the year and amounts that the subsidiary is due to receive and for which there are no ongoing financial or operating conditions attached.

11 Other expenses

Year ended 31 March (£ millions)	Note	2021	2020	2019
Stores, spare parts and tools		88	112	193
Freight cost		499	611	653
Works, operations and other costs		1,714	2,471	2,577
Repairs		23	38	38
Power and fuel		72	87	101
Rent, rates and other taxes		31	32	90
Insurance		19	23	25
Write-down of property, plant and equipment	19	-	-	18
Write-down of intangible assets	20	40	-	-
Product warranty		706	1,131	1,016
Publicity		397	733	856
Total other expenses		**3,589**	**5,238**	**5,567**

12 Engineering costs capitalised

Year ended 31 March (£ millions)	2021	2020	2019
Total engineering costs incurred	1,216	1,790	1,997
Engineering costs expensed	(489)	(421)	(421)
Engineering costs capitalised	**727**	**1,369**	**1,576**
Interest capitalised in engineering costs capitalised	88	105	99
Research and development grants capitalised	(46)	(48)	(96)
Total internally developed intangible additions	**769**	**1,426**	**1,579**

Engineering costs capitalised of £727 million (2020: £1,369 million, 2019: £1,576 million) comprises £345 million (2020: £471 million, 2019: £672 million) included in "Employee costs" and £382 million (2020: £898 million, 2019: £904 million) included in "Other expenses" in the consolidated income statement.

During the year ended 31 March 2021, £87 million (2020: £102 million, 2019: £135 million) was recognised by a UK subsidiary as a Research and Development Expenditure Credit ("RDEC") incentive on qualifying expenditure. During the year ended 31 March 2021, £46 million (2020: £47 million, 2019: £91 million) of the RDEC – the proportion relating to capitalised product development expenditure and other intangible assets – has been offset against the cost of the respective assets. The remaining £41 million (2020: £55 million, 2019: £44 million) of the RDEC has been recognised as "Other income".

13 Finance income and expense

Year ended 31 March (£ millions)	2021	2020	2019
Finance income	11	52	35
Total finance income	**11**	**52**	**35**
Interest expense on lease liabilities	(44)	(45)	(3)
Total interest expense on financial liabilities other than lease liabilities measured at amortised cost	(296)	(250)	(203)
Interest income on derivatives designated as a fair value hedge of financial liabilities	7	3	4
Unwind of discount on provisions	(16)	(31)	(26)
Interest capitalised	98	114	117
Total finance expense (net)	**(251)**	**(209)**	**(111)**

Comparative balances have been updated for the change to show interest expense on lease liabilities on a separate line.

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 4.3 per cent (2020: 4.2 per cent, 2019: 4.1 per cent).

No redemption premium was incurred on any tranches of debt repaid in the years ended 31 March 2021, 2020 or 2019.

During the year ended 31 March 2021 the Group issued no debt at a premium (2020: one tranche of debt issued at a premium of £9 million, 2019: no debt issued at a premium).

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

81

FINANCIAL STATEMENTS

14 Loss before tax

Expense/(income) in loss before tax includes the following:

Year ended 31 March (£ millions)	2021	2020	2019
Foreign exchange (gain)/loss and fair value adjustments on loans	(314)	135	45
Foreign exchange loss/(gain) on economic hedges of loans	143	(29)	18
Foreign exchange (gain)/loss on derivatives	(14)	(15)	31
Foreign exchange (gain)/loss on balance sheet, cash and deposits revaluation	(64)	50	13
Unrealised (gain)/loss on commodities	(137)	78	34
Fair value (gain)/loss on equity investments	(2)	43	(26)
Depreciation of right-of-use assets	94	92	-
Depreciation of property, plant and equipment	898	929	1,078
Amortisation of intangible assets (excluding internally generated development costs)	88	101	119
Amortisation of internally generated development costs	896	788	967
Operating lease rentals in respect of plant, property and equipment	-	-	92
Expenses related to short-term leases	9	13	-
Expenses related to low-value assets, excluding short-term leases of low-value assets	7	7	-
Credit for changes in lease payments arising from COVID-19 rent concessions	(3)	-	-
(Profit)/loss on disposal of property, plant, equipment and software	(1)	20	59
Exceptional items	1,523	29	3,271
Auditor remuneration (see below)	6	7	5

The following table sets out the auditor remuneration for the year (rounded to the nearest £0.1 million):

Year ended 31 March (£ millions)	2021	2020	2019
Fees payable to the Company's auditor and its associates for the audit of the parent company and consolidated financial statements	0.1	0.1	0.1
Fees payable to the Company's auditor and its associates for other services:			
- Audit of the Company's subsidiaries	4.5	5.6	4.4
Total audit fees	**4.6**	**5.7**	**4.5**
Audit-related assurance services	0.8	0.8	0.8
Other assurance services	0.4	0.3	0.1
Total non-audit fees	**1.2**	**1.1**	**0.9**
Total audit and related fees	**5.8**	**6.8**	**5.4**

15 Taxation

Amounts recognised in the consolidated income statement:

Year ended 31 March (£ millions)	2021	2020	2019
Current tax expense			
Current year	155	178	141
Adjustments for prior years	2	3	40
Current tax expense	**157**	**181**	**181**
Deferred tax expense/(credit)			
Origination and reversal of temporary differences	92	(164)	(246)
Adjustments for prior years	(12)	(11)	(48)
Write-down of deferred tax assets	-	(8)	(245)
Rate changes	2	49	50
Deferred tax expense/(credit)	**82**	**(134)**	**(489)**
Total income tax expense/(credit)	**239**	**47**	**(308)**

Amounts recognised in the consolidated statement of other comprehensive income:

Year ended 31 March (£ millions)	2021	2020	2019
Deferred tax (credit)/expense on actuarial losses/gains on retirement benefits	(143)	186	(52)
Deferred tax expense/(credit) on change in fair value of cash flow hedges	103	58	(19)
Deferred tax (credit)/expense on rate changes	-	(32)	14
	(40)	**212**	**(57)**

Reconciliation of effective tax rate:

Year ended 31 March (£ millions)	2021	2020	2019
Loss for the year	(1,100)	(469)	(3,321)
Total income tax expense/(credit)	239	47	(308)
Loss before tax	**(861)**	**(422)**	**(3,629)**
Income tax credit using the tax rates applicable to individual entities of 15.2% (2020: 14.0%, 2019: 18.3%)	(131)	(59)	(664)
Non-deductible expenses	62	28	62
Unrecognised or written-down deferred tax assets	285	9	245
Changes in tax rates	2	49	50
Overseas unremitted earnings	23	6	8
Tax on share of profit of equity accounted investments	8	22	(1)
Over provided in prior years	(10)	(8)	(8)
Total income tax expense/(credit)	**239**	**47**	**(308)**

Included within "Non-deductible expenses" is a charge of £45 million relating to the accounting write-down of assets not qualifying for tax relief. The charge of £285 million in relation to "Unrecognised or written-down deferred tax assets" arises as a result of the inability to fully recognise UK deferred tax assets arising in the year. The "Over provided in prior years" credit of £10 million arises as a result of the finalisation of prior year tax submissions with global tax authorities.

The tax rate applicable to individual entities of 15.2% reflects the blended average of the tax rates suffered on profits and losses earned in the various countries of operation. As the relative profits and losses fluctuate the average tax rate will also change.

Included within "Over provided in prior years" for the year ended 31 March 2020 is £7 million credit relating to revisions of prior year estimates of tax positions in various jurisdictions, principally the UK, to bring them into line with the latest estimates and currently filed tax positions. Included within "Changes in tax rates" is a £49 million charge for the impact of the change in the UK Statutory rate from 17 per cent to 19 per cent on deferred tax assets and liabilities.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

83

FINANCIAL STATEMENTS

Included within "Non-deductible expenses" for the year ended 31 March 2019 is a £53 million charge for the impact of the impairment recorded in the year on non-tax-deductible property, plant and equipment and intangible assets.

Impact of Future Rate Changes

The UK Finance Act 2016 was enacted during the year ended 31 March 2017, which included provisions for a reduction in the UK corporation tax rate to 17 per cent with effect from 1 April 2020.

Subsequently a change to the main UK corporation tax rate, announced in the Budget on 11 March 2020, was substantively enacted for IFRS purposes on 17 March 2020. The rate applicable from 1 April 2020 now remains at 19 per cent, rather than the previously enacted reduction to 17 per cent. A further change to the main UK corporation tax rate from 19 to 25 percent with effect from 1 April 2023 was announced in the Budget on 3 March 2021, and was substantively enacted on 24 May 2021. As no net deferred tax has been recognised at 31 March 2021 there would have been £nil impact had the rate change been substantively enacted at the balance sheet date.

Accordingly, UK deferred tax has been provided at a rate of 19 per cent on assets (2020: 19 per cent, 2019: 17.6 per cent) and 19 per cent on liabilities (2020: 19 per cent, 2019: 17.4 per cent), recognising the applicable tax rate at the point when the timing difference is expected to reverse.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities for the year ended 31 March 2021 are as follows:

(£ millions)	Opening balance	Recognised in profit or loss	Recognised in other comprehensive income	Reclassified from other equity reserves	Foreign exchange	Closing balance
Deferred tax assets						
Property plant & equipment	635	132	-	-	-	767
Expenses deductible in future periods	377	(100)	-	-	(17)	260
Derivative financial instruments	70	12	(103)	(3)	-	(24)
Retirement benefits	(74)	3	143	-	-	72
Unrealised profit in inventory	125	(22)	-	-	-	103
Tax loss	219	(153)	-	-	(1)	65
Other	145	(94)	-	-	-	51
Total deferred tax asset	**1,497**	**(222)**	**40**	**(3)**	**(18)**	**1,294**
Deferred tax liabilities						
Intangible assets	1,043	(141)	-	-	-	902
Overseas unremitted earnings	110	1	-	-	-	111
Total deferred tax liability	**1,153**	**(140)**	**-**	**-**	**-**	**1,013**
Presented as deferred tax asset*	523					397
Presented as deferred tax liability*	(179)					(116)

*For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis

At 31 March 2021, deferred tax assets of £397 million (2020: £523 million, 2019: £512 million) have been recognised in relation to deductible temporary differences, including unused tax losses, on the basis that it is probable that future taxable profits will be available against which those deductible temporary differences can be utilised.

At 31 March 2021, the Group had unused tax losses and other temporary differences amounting to £2,693 million (2020: £1,660 million, 2019: £1,599 million), for which no deferred tax asset has been recognised on the basis of forecast profitability of the companies in which the deferred tax assets arise. These tax losses are due to expire as follows:

As at 31 March (£ millions)	2021	2020	2019
No expiry	2,676	1,645	1,596
2027 or later	17	15	3

All deferred tax assets and deferred tax liabilities at 31 March 2021, 2020 and 2019 are presented as non-current.

Significant components of deferred tax assets and liabilities for the year ended 31 March 2020 are as follows:

(£ millions)	Opening balance	Adjustment on initial application of IFRS 16	Adjusted Opening balance	Recognised in profit or loss	Recognised in other comprehensive income	Reclassified from other equity reserves	Foreign exchange	Closing balance
Deferred tax assets								
Property, plant & equipment	544	3	547	87	-	-	1	635
Expenses deductible in future periods	325	-	325	51	-	-	1	377
Derivative financial instruments	134	-	134	(14)	(56)	6	-	70
Retirement benefits	113	-	113	(32)	(155)	-	-	(74)
Unrealised profit in inventory	120	-	120	6	(1)	-	-	125
Tax loss	78	-	78	141	-	-	-	219
Other	126	-	126	19	-	-	-	145
Total deferred tax asset	**1,440**	**3**	**1,443**	**258**	**(212)**	**6**	**2**	**1,497**
Deferred tax liabilities								
Intangible assets	928	-	928	115	-	-	-	1,043
Overseas unremitted earnings	101	-	101	9*	-	-	-	110
Total deferred tax liability	**1,029**	**-**	**1,029**	**124**	**-**	**-**	**-**	**1,153**
Presented as deferred tax asset*	512							523
Presented as deferred tax liability*	(101)							(179)

*For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

Significant components of deferred tax assets and liabilities for the year ended 31 March 2019 are as follows:

(£ millions)	Opening balance	Adjustment on initial application of IFRS 9	Adjusted Opening balance	Recognised in profit or loss	Recognised in other comprehensive income	Reclassified from other equity reserves	Foreign exchange	Closing balance
Deferred tax assets								
Property, plant & equipment	9	-	9	535	-	-	-	544
Expenses deductible in future periods	239	-	239	80	-	-	6	325
Derivative financial instruments	80	6	86	7	18	23	-	134
Retirement benefits	77	-	77	(2)	38	-	-	113
Unrealised profit in inventory	157	-	157	(38)	1	-	-	120
Tax loss	367	-	367	(289)	-	-	-	78
Other	100	-	100	26	-	-	-	126
Total deferred tax asset	**1,029**	**6**	**1,035**	**319**	**57**	**23**	**6**	**1,440**
Deferred tax liabilities								
Intangible assets	1,100	-	1,100	(172)	-	-	-	928
Overseas unremitted earnings	99	-	99	2*	-	-	-	101
Total deferred tax liability	**1,199**	**-**	**1,199**	**(170)**	**-**	**-**	**-**	**1,029**
Presented as deferred tax asset**	413							512
Presented as deferred tax liability**	(583)							(101)

*Included within £2 million is a reversal of £5 million relating to withholding tax incurred on intercompany dividends paid in the year.
**For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

85

FINANCIAL STATEMENTS

16 Investments in equity accounted investees

(A) Associates

Details of the Group's associates as at 31 March 2021 are as follows:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity	Registered office address
Jaguar Cars Finance Limited	49.9%	England & Wales	Non-trading	280 Bishopsgate, London, EC2M 4RB, England
Synaptiv Limited	33.3%	England & Wales	Business and domestic software development	84 Kirkland Avenue, Ilford, Essex, England, IG5 0TN
Driveclubservice Pte. Limited	25.1%	Singapore	Holding company and mobility application owner/licensor	22 Sin Ming Lane, #06-76, Midview City, Singapore 573969
Driveclub Limited	25.8%	Hong Kong	Vehicle leasing	Unit A, 9/F, D2 Place ONE, 9 Cheung Yee Street, Lai Chi Kok, Kowloon, Hong Kong
ARC V Limited	15%	England & Wales	Manufacture and development of electrified vehicle technology	The Priory Barn Priory Road, Wolston, Coventry, United Kingdom, CV8 3FX

Except for Driveclub Limited and ARC V Limited, the proportion of voting rights disclosed in the table above is the same as the Group's interest in the ordinary share capital of each undertaking.

The Group has no material associates as at 31 March 2021.

The aggregate summarised financial information in respect of Group's immaterial associates that are accounted for using the equity method is set out below.

As at 31 March (£ millions)	2021	2020	2019
Carrying amount of the Group's interests in associates	-	-	2

Year ended 31 March (£ millions)	2021	2020	2019
Group's share of loss and total comprehensive expense in associates	-	(2)	(4)

(B) Joint ventures

At each balance sheet date or when there are indicators of impairment, the Group assesses whether there is any objective evidence that the carrying value of equity accounted investments may be impaired. Given the impact of the Reimagine announcement, the Group assessed the carrying value of its material joint venture. The recoverable amount is dependent on a wide range of assumptions, including sales volume forecasts, operating margin, capital expenditure and discount rate.

Cash flows were prepared based on Business Plan forecasts prepared by the local management and best available information available to the Group, including historical trends, cycle plans and performance targets. The Group applied assumptions reducing uncertainty associated with future management actions and initiatives.

Based on the above assessment there was enough evidence to indicate that there was no impairment.

Details of the Group's material joint venture as at 31 March 2021 is as follows:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity	Registered office address
Chery Jaguar Land Rover Automotive Company Ltd.	50.0%	China	Manufacture and assembly of vehicles	Room 1102, Binjiang International Plaza, No 88 Tonggang Road, Changshu Economic and Technical Development Zone, Suzhou City, Jiangsu Province, China

Chery Jaguar Land Rover Automotive Company Ltd. is a limited liability company whose legal form confirms separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts or circumstances that indicate that the parties to the joint control of the arrangement have rights to the assets or obligations for the liabilities relating to the arrangement. Accordingly, Chery Jaguar Land Rover Automotive Company Ltd. is classified as a joint venture. Chery Jaguar Land Rover Automotive Company Ltd. is not publicly listed.

The joint venture is accounted for using the equity method and is a private company and there are no quoted market prices available for its shares.

The following tables sets out the summarised financial information of the Group's individually material joint venture, Chery Jaguar Land Rover Automotive Company Ltd., after adjusting for material differences in accounting policies:

As at 31 March (£ millions)	2021	2020	2019
Cash and cash equivalents	323	278	316
Current financial liabilities (excluding trade and other payables and provisions)	(501)	(584)	(279)
Non-current financial liabilities (excluding trade and other payables and provisions)	(5)	(82)	(123)
Current assets	566	599	748
Current liabilities	(1,364)	(1,348)	(1,103)
Non-current assets	1,446	1,570	1,439
Non-current liabilities	(13)	(82)	(122)
Net assets of material joint venture	**635**	**739**	**962**

Year ended 31 March (£ millions)	2021	2020	2019
Revenue	1,820	1,295	1,697
(Loss)/profit for the year	(83)	(224)	13
Total comprehensive (expense)/income	**(83)**	**(224)**	**13**
The above total comprehensive (expense)/income includes the following:			
Depreciation and amortisation	(201)	(201)	(206)
Interest income	7	14	12
Interest expense (net)	(20)	(25)	(14)
Income tax credit/(expense)	31	56	(6)

A reconciliation of the summarised financial information to the carrying amount of the Group's material joint venture recognised in the consolidated balance sheet is given below:

As at 31 March (£ millions)	2021	2020	2019
Net assets of material joint venture	635	739	962
Share of net assets of material joint venture	318	370	481
Other consolidation adjustments	(3)	(8)	(6)
Carrying amount of the Group's material joint venture	**315**	**362**	**475**

As at 31 March 2021, an adjustment of £3 million (2020: £8 million, 2019: £6 million) has been made to derecognise profit that has not yet been realised on goods sold by the Group to Chery Jaguar Land Rover Automotive Company Ltd.

During the year ended 31 March 2021, the Group received a dividend from Chery Jaguar Land Rover Automotive Company Ltd. of £nil (2020: £67 million, 2019: £22 million).

During the year ended 31 March 2021, the Group increased its investment in Chery Jaguar Land Rover Automotive Company Ltd. by £nil (2020: £67 million, 2019: £nil).

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

87

FINANCIAL STATEMENTS

Details of the Group's immaterial joint venture as at 31 March 2021 is as follows:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity	Registered office address
Jaguar Land Rover Switzerland Ltd	30.0%	Switzerland	Vehicle sales and distribution	Emil Frey Strasse, 5745 Safenwil

During the year ended 31 March 2021, the Group invested £1 million in 30% of the ordinary share capital of Jaguar Land Rover Switzerland Ltd.

The summarised financial information in respect of the Group's immaterial joint venture accounted for using the equity method is set out below:

As at 31 March (£ millions)	2021	2020	2019
Carrying amount of the Group's interests in immaterial joint ventures	1	-	-

As at 31 March (£ millions)	2021	2020	2019
Group's share of loss and total comprehensive expense of immaterial joint ventures	-	-	-

(C) Summary of carrying amount of the Group's investment in equity accounted investees

As at 31 March (£ millions)	2021	2020	2019
Carrying amount of material joint venture	315	362	475
Carrying amount of immaterial joint venture	1	-	-
Carrying amount of immaterial associates	-	-	2
Carrying amount of the Group's interests in equity accounted investees	**316**	**362**	**477**

Year ended 31 March (£ millions)	2021	2020	2019
Share of (loss)/profit of material joint venture	(41)	(112)	7
Share of loss of immaterial joint venture	-	-	-
Share of loss of immaterial associates	-	(2)	(4)
Share of (loss)/profit of equity accounted investees	**(41)**	**(114)**	**3**

Year ended 31 March (£ millions)	2021	2020	2019
Currency translation differences – material joint venture	(11)	1	(3)
Share of other comprehensive (expense)/income of equity accounted investees	**(11)**	**1**	**(3)**

17 Other non-current investments

The Group's other investments comprise equity investments of 10 per cent or less of the ordinary share capital of the investee companies and are designated as fair value through profit and loss financial instruments.

As at 31 March (£ millions)	2021	2020	2019
Investment in Lyft Inc	-	17	46
Other investments	22	20	23
Total	**22**	**37**	**69**

During the year ended 31 March 2021, the Group invested £4 million (2020: £11 million, 2019: £14 million) in other investments.

The Group has no additional rights or influence over any of these equity investments other than the voting rights attached to the ordinary share capital, and during the year ended 31 March 2021 no dividends were received (2020, 2019: no dividends).

Disclosure of the valuation techniques applied in calculating the fair value of these other non-equity accounted investments is included in note 36(A).

18 Other financial assets

As at 31 March (£ millions)	2021	2020	2019
Non-current			
Restricted cash	8	7	6
Derivative financial instruments	249	142	54
Warranty reimbursement and other receivables	73	102	104
Other	11	6	6
Total non-current other financial assets	**341**	**257**	**170**
Current			
Restricted cash	12	12	11
Derivative financial instruments	281	241	133
Warranty reimbursement and other receivables	70	87	88
Accrued income	26	14	44
Other	88	29	38
Total current other financial assets	**477**	**383**	**314**

Other financial assets pledged as collateral against borrowings are disclosed in note 26.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

89

FINANCIAL STATEMENTS

19 Property, plant and equipment

(£ millions)	Land and buildings	Plant and equip-ment	Vehi-cles	Compu-ters	Fixtures & fittings	Leased assets	Heritage vehicles	Under construction	Total
Cost									
Balance at 1 April 2018	1,549	7,762	9	124	107	27	51	1,596	11,225
Additions	9	-	1	48	21	5	3	1,550	1,637
Transfers	723	1,545	-	-	-	-	-	(2,268)	-
Disposals	(3)	(528)	(1)	(8)	(3)	-	-	-	(543)
Impairment - Group CGU	-	-	-	-	-	-	-	(185)	(185)
Foreign currency translation	(17)	(14)	-	-	-	-	-	13	(18)
Balance at 31 March 2019	**2,261**	**8,765**	**9**	**164**	**125**	**32**	**54**	**706**	**12,116**
Adjustment on initial application of IFRS 16	(9)	-	-	-	-	(32)	-	-	(41)
Adjusted opening balance	**2,252**	**8,765**	**9**	**164**	**125**	**-**	**54**	**706**	**12,075**
Additions	-	-	8	26	12	-	-	1,218	1,264
Assets acquired on acquisition	1	-	-	-	-	-	-	-	1
Transfers	285	895	-	-	-	-	-	(1,180)	-
Disposals	-	(20)	(1)	(2)	(2)	-	(1)	(11)	(37)
Foreign currency translation	18	19	-	1	-	-	-	(1)	37
Balance at 31 March 2020	**2,556**	**9,659**	**16**	**189**	**135**	**-**	**53**	**732**	**13,340**
Additions	-	-	6	-	2	-	-	828	836
Transfers	27	606	-	-	-	-	-	(633)	-
Disposals	(5)	(15)	(3)	(1)	(3)	-	(4)	-	(31)
Impairment - asset write-downs	-	-	-	-	-	-	-	(237)	(237)
Foreign currency translation	(22)	(28)	-	(1)	(1)	-	-	1	(51)
Balance at 31 March 2021	**2,556**	**10,222**	**19**	**187**	**133**	**-**	**49**	**691**	**13,857**
Depreciation and impairment									
Balance at 1 April 2018	207	3,488	4	43	47	6	13	-	3,808
Depreciation charge for the period	82	965	1	18	10	2	-	-	1,078
Disposals	(2)	(480)	(1)	(6)	(2)	-	-	-	(491)
Impairment - Group CGU	-	1,162	1	26	16	6	-	-	1,211
Impairment - asset write-downs	-	-	-	-	-	-	18	-	18
Balance at 31 March 2019	**287**	**5,135**	**5**	**81**	**71**	**14**	**31**	**-**	**5,624**
Adjustment on initial application of IFRS 16	-	-	-	-	-	(14)	-	-	(14)
Adjusted opening balance	**287**	**5,135**	**5**	**81**	**71**	**-**	**31**	**-**	**5,610**
Depreciation charge for the period	112	792	2	14	9	-	-	-	929
Disposals	-	(14)	-	(1)	(1)	-	-	-	(16)
Foreign currency translation	2	1	-	-	-	-	-	-	3
Balance at 31 March 2020	**401**	**5,914**	**7**	**94**	**79**	**-**	**31**	**-**	**6,526**
Depreciation charge for the period	110	761	4	15	8	-	-	-	898
Disposals	(3)	(15)	(2)	(1)	(3)	-	-	-	(24)
Impairment - asset write-downs	4	2	-	-	-	-	-	-	6
Translation	(2)	(5)	-	(2)	(1)	-	-	-	(10)
Balance at 31 March 2021	**510**	**6,657**	**9**	**106**	**83**	**-**	**31**	**-**	**7,396**
Net book value									
At 31 March 2019	1,974	3,630	4	83	54	18	23	706	6,492
At 31 March 2020	2,155	3,745	9	95	56	-	22	732	6,814
At 31 March 2021	**2,046**	**3,565**	**10**	**81**	**50**	**-**	**18**	**691**	**6,461**

Asset write-downs for the year ending 31 March 2021 include £243 million (2020, 2019: £nil) in relation to the Group's Reimagine strategy. The write-down expense has been recognised in 'exceptional items' in the consolidated income statement.

During the year ended 31 March 2019, £18 million of heritage vehicles have been written-down and recognised as an expense within "Other expenses" following a review of the carrying value of property, plant and equipment. No assets were written down during the year ended 31 March 2020.

Property, plant and equipment pledged as collateral against borrowings are disclosed in note 26.

20 Intangible assets

(£ millions)	Softwa-re	Patents and technologi-cal know-how	Custo-mer-related	Intellectual property rights and other intan-gibles	Product develop-ment in progress	Capitalised product development	Total
Cost							
Balance at 1 April 2018	661	147	61	646	2,057	6,733	10,305
Other additions - externally purchased	85	-	-	5	-	-	90
Other additions - internally developed	-	-	-	-	1,579	-	1,579
Capitalised product development - internally developed	-	-	-	-	(1,084)	1,084	-
Disposals	(44)	-	-	-	-	(844)	(888)
Impairment - Group CGU	(10)	-	-	-	(562)	-	(572)
Foreign exchange	(1)	-	-	-	-	-	(1)
Balance at 31 March 2019	**691**	**147**	**61**	**651**	**1,990**	**6,973**	**10,513**
Other additions - externally purchased	111	-	-	-	-	-	111
Other additions - internally developed	-	-	-	-	1,426	-	1,426
Other additions - on acquisition	-	-	-	2	-	-	2
Capitalised product development - internally developed	-	-	-	-	(944)	944	-
Disposals	(2)	-	-	-	-	(345)	(347)
Foreign exchange	2	-	-	(1)	-	-	1
Balance at 31 March 2020	**802**	**147**	**61**	**652**	**2,472**	**7,572**	**11,706**
Other additions - externally purchased	73	-	-	-	-	-	73
Other additions - internally developed	-	-	-	-	769	-	769
Capitalised product development - internally developed	-	-	-	-	(1,404)	1,404	-
Disposals	(1)	-	-	-	-	10	9
Impairment- asset write-downs	-	-	-	-	(749)	-	(749)
Balance at 31 March 2021	**874**	**147**	**61**	**652**	**1,088**	**8,986**	**11,808**
Amortisation and impairment							
Balance at 1 April 2018	288	141	30	6	-	3,077	3,542
Amortisation for the year	106	6	3	4	-	967	1,086
Disposals	(36)	-	-	-	-	(843)	(879)
Impairment - asset write-downs	75	-	7	152	-	903	1,137
Balance at 31 March 2019	**433**	**147**	**40**	**162**	**-**	**4,104**	**4,886**
Amortisation for the year	96	-	2	3	-	788	889
Disposals	(2)	-	-	-	-	(345)	(347)
Balance at 31 March 2020	**527**	**147**	**42**	**165**	**-**	**4,547**	**5,428**
Amortisation for the year	82	-	2	4	-	896	984
Disposals	(1)	-	-	-	-	10	9
Balance at 31 March 2021	**608**	**147**	**44**	**169**	**-**	**5,453**	**6,421**
Net book value							
At 31 March 2019	258	-	21	489	1,990	2,869	5,627
At 31 March 2020	275	-	19	487	2,472	3,025	6,278
At 31 March 2021	**266**	**-**	**17**	**483**	**1,088**	**3,533**	**5,387**

Asset write-downs for the year ending 31 March 2021 include £709 million (2020, 2019: £nil) in relation to the Group's Reimagine strategy. The Reimagine related write-down expense has been recognised in 'exceptional items' in the consolidated income statement.

Impairment testing

The directors are of the view that the operations of the Group, excluding equity accounted investments, represent a single cash-generating unit ("CGU"). This is because of the closely connected nature of the cash flows and the degree of integrated development and manufacturing activities.

In response to the annual requirement of IAS 36, and the impact of Reimagine (see pages 6 to 9 for more details), management performed an impairment assessment as at 31 March 2021.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

— 91 —

FINANCIAL STATEMENTS

For the current year assessment, the recoverable value was determined using the value in use ("VIU") approach outlined in IAS 36. No impairment was identified as the CGU recoverable amount exceeded its carrying amount by £2.7bn (£0.4bn in the year ended in 31 March 2020). The impairment loss recorded in the year ended 31 March 2019 was not reversed because the underlying reasons for the increased headroom (including the unwind of the discount rate and the impact of depreciation and amortisation of impaired assets) do not support this.

The Group has considered it appropriate to undertake the impairment assessment with reference to the latest business plan that was in effect as at the reporting date. The business plan includes a five-year cash flow forecast and contains growth rates that are primarily a function of the Group's Cycle Plan assumptions, historical performance and management's expectation of future market developments through to 2025/26. In forecasting the future cash flows management have given due consideration to recent cost performance, with cost savings in line with the launch of our Refocus programme. Additionally, management has considered the opportunities and risks that have arisen due to the current economic uncertainty including the launch of the Reimagine strategy outlined on pages 6 to 9 and the near term supply chain challenges related to global chip shortages (discussed within the risk section on page 27).

The Group used a long term growth rate of 1.9% (1.9% in the years ended in 31 March 2020 and 31 March 2019) to extrapolate cash flow projections beyond the period covered by the business plan and a pre-tax discount rate of 13.6% (12.5% in the year ended in 31 March 2020 and 11.8% in the year ended in 31 March 2019).

The directors' approach and key assumptions used to determine the Group's CGU VIU were as follows:

- Terminal value variable profit – Due to the importance of product mix to the business' cash flow the directors consider variable profit to be a key assumption. Whilst years 1 to 5 of the business plan is largely driven from the existing portfolio, management's Reimagine strategy results in a change in product portfolio in the outer years of the business plan. When considering the cash flows to model into perpetuity, it is therefore necessary to derive a steady-state variable profit value based on this change, the business plan volume set and associated implied variable profit levels;

- Terminal value capital expenditure –the 5-year cash flows timing and amount are based on the latest Cycle Plan. The terminal value has been derived based on the directors best estimate of a maintenance level of capital expenditure which has been derived from depreciation and amortisation expectations and funding requirements in responses to longer-term industry trends which are anticipated in the VIU calculation.

Sensitivity to key assumptions

The key assumptions that impact the value in use are those that

(i) involve a significant amount of judgement and estimation and

(ii) drive significant changes to the recoverable amount when flexed under reasonably possible outcomes.

As a significant portion of the recoverable amount lies in the VIU terminal value, management have focussed disclosures on reasonably possible changes that impact the terminal value.

Given the inherent uncertainty about how risk may arise, and the interaction of volumes and cost management, management consider a net impact on terminal period cash flows to be the best means of indicating the sensitivity of the model to such changes in the terminal period.

The value of key assumptions used to calculate the recoverable amount are as follows:

As at 31 March	2021	2020	2019
Terminal value variable profit (%GVR)	21.4%	19.7%	22.6%
Terminal value capital expenditure (%GVR)	8.9%	9.1%	11.0%

Long term growth rate and discount rate were not considered key assumptions in the year ended in 31 March 2021 as they are not driving significant changes to the recoverable amount when flexed under reasonably possible outcomes.

The table below shows the amount by which the value assigned to the key assumptions must change for the recoverable amount of the CGU to be equal to its carrying amount under reasonably possible outcomes:

	2021		2020	
As at 31 March*	Revised assumption	% Change in assumption	Revised assumption	% Change in assumption
Terminal value variable profit (%GVR)	20.1%	(6.3)%	19.5%	(0.9)%
Terminal value capital expenditures (%GVR)	10.2%	15.1%	9.3%	1.9%

* For the year ended 31 March 2019, the recoverable amount of the CGU was equal to its carrying amount, therefore the above disclosure is not applicable.

FY19 disclosures with no FY21 or FY20 equivalent

In the impairment assessment performed by management as at 31 March 2019, the recoverable value was determined based on value in use ("VIU"), which was marginally higher than the fair value less cost of disposal ("FVLCD") of the relevant assets of the CGU. The recoverable amount was lower than the carrying value of the CGU, and this resulted in an exceptional impairment charge of £3,105 million being recognised within "exceptional items" as at 31 March 2019.

The impairment loss of £3,105 million has been allocated initially against goodwill of £1 million and the relevant assets, and thereafter the residual amount has been allocated on a pro-rated basis. This has resulted in £1,396 million allocated against tangible assets and £1,709 million allocated against intangible assets.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

93

FINANCIAL STATEMENTS

21 Other assets

As at 31 March (£ millions)	2021	2020	2019
Non-current			
Prepaid expenses	17	8	83
Research and development credit	4	-	-
Other	11	15	-
Total non-current other assets	**32**	**23**	**83**
Current			
Recoverable VAT	200	228	301
Prepaid expenses	120	139	156
Research and development credit	104	85	113
Other	24	25	-
Total current other assets	**448**	**477**	**570**

22 Cash and cash equivalents

As at 31 March (£ millions)	2021	2020	2019
Cash and cash equivalents	3,778	2,271	2,747

23 Allowances for trade and other receivables

Year ended 31 March (£ millions)	2021	2020	2019
At beginning of year	11	12	50
Charged during the year	6	11	4
Receivables written off during the year as uncollectable	(1)	(4)	(41)
Unused amounts reversed	(9)	(8)	2
Foreign currency translation	-	-	(3)
At end of year	**7**	**11**	**12**

Trade receivables with a contractual amount of £nil (2020: £2 million, 2019: £38 million) that were written off during the year are still subject to enforcement activity.

Trade receivables pledged as collateral against borrowings are disclosed in note 26.

24 Inventories

As at 31 March (£ millions)	2021	2020	2019
Raw materials and consumables	110	104	130
Work-in-progress	371	388	369
Finished goods	2,525	2,977	3,117
Inventory basis adjustment	16	(1)	(8)
Total inventories	**3,022**	**3,468**	**3,608**

Inventories of finished goods include £406 million (2020: £466 million, 2019: £484 million) relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Cost of inventories (including cost of purchased products) recognised as an expense during the year amounted to £13,917 million (2020: £16,902 million, 2019: £18,086 million).

During the year, the Group recorded an inventory write-down expense of £16 million (2020: £28 million, 2019: £52 million). This included the impact of COVID-19 as part of the Group's inventory provisioning methodology. The write-down is included in "Material and other cost of sales".

Inventories pledged as collateral against borrowings are disclosed in note 26.

25 Accounts payable

As at 31 March (£ millions)	2021	2020	2019
Trade payables	4,238	3,723	4,444
Liabilities to employees	171	143	114
Liabilities for expenses	1,392	1,950	1,757
Capital creditors	507	683	768
Total accounts payable	**6,308**	**6,499**	**7,083**

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

95

FINANCIAL STATEMENTS

26 Interest-bearing loans and borrowings

As at 31 March (£ millions)	2021	2020	2019
Short-term borrowings			
Bank loans	572	-	114
Current portion of long-term EURO MTF listed debt	399	299	767
Current portion of long-term loans	235	225	-
Other secured	-	2	-
Total short-term borrowings	**1,206**	**526**	**881**
Long-term borrowings			
EURO MTF listed debt	3,921	3,562	2,844
Bank loans	1,037	1,241	755
Other unsecured	14	14	-
Total long-term borrowings	**4,972**	**4,817**	**3,599**
Lease obligations	519	541	31
Total debt	**6,697**	**5,884**	**4,511**

Euro MTF listed debt

The bonds are listed on the Luxembourg Stock Exchange multilateral trading facility ("EURO MTF") market. Details of the tranches of the bonds outstanding at 31 March 2021 are as follows:

- $500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013
- £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014
- £400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015
- €650 million Senior Notes due 2024 at a coupon of 2.200 per cent per annum – issued January 2017
- $500 million Senior Notes due 2027 at a coupon of 4.500 per cent per annum – issued October 2017
- €500 million Senior Notes due 2026 at a coupon of 4.500 per cent per annum – issued September 2018
- €500 million Senior Notes due 2024 at a coupon of 5.875 per cent per annum – issued November 2019
- €500 million Senior Notes due 2026 at a coupon of 6.875 per cent per annum – issued November 2019
- $700 million Senior Notes due 2025 at a coupon of 7.750 per cent per annum – issued October 2020
- $650 million Senior Notes due 2028 at a coupon of 5.875 per cent per annum – issued December 2020

Details of the tranches of the bond repaid in the year ended 31 March 2021 are as follows:

- £300 million Senior Notes due 2021 at a coupon of 2.750 per cent per annum – issued January 2017

Details of the tranches of bonds repaid in the year ended 31 March 2020 are as follows:

- $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014
- $500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015

Details of the tranches of the bond repaid in the year ended 31 March 2019 as follows:

- $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013

Syndicated loan

In October 2018, a $1 billion syndicate loan was issued with a coupon rate of LIBOR + 1.900 per cent per annum, due in the following tranches:

- $200 million due October 2022
- $800 million due January 2025

The contractual cash flows of interest-bearing debt (excluding leases) are set out on the next page, including estimated interest payments and assuming the debt will be repaid at the maturity date.

As at 31 March (£ millions)	2021	2020	2019
Due in			
1 year or less	1,492	765	1,071
2nd and 3rd years	1,270	2,039	1,011
4th and 5th years	3,198	2,145	1,696
More than 5 years	1,383	1,441	1,559
Total contractual cash flows	**7,343**	**6,390**	**5,337**

During the year ended 31 March 2021, the Group extended its factored receivables facility to a $500 million facility ending March 2023. Under the terms of the facility, the Group de-recognises factored receivables in accordance with IFRS 9 as there are no recourse arrangements.

UK export finance facility

During the year ended 31 March 2020, the Group entered and drew down in full a £625 million five-year amortising loan facility backed by a £500 million guarantee from UK Export Finance. During the year ended 31 March 2021, the Group repaid £125 million (2020: £52 million, 2019: £nil) of this loan. The loan includes a covenant requiring the Group to maintain a minimum liquidity of £1 billion.

UK fleet financing facility

During the year ended 31 March 2020, the Group entered into a secured revolving loan facility letter dated 25 October 2019 with Black Horse Limited, with an aggregate principal amount of £100 million. During the year ended 31 March 2021, the Group has increased this facility to £110 million. The facility is secured by a floating charge over inactive own-use (OUVs) vehicles.

China borrowings

During the year ended 31 March 2021, the Group entered into a 3-year RMB 5 billion syndicated revolving loan facility subject to an annual confirmatory review. The facility is fully drawn at 31 March 2021 and is equivalent to £554 million at 31 March 2021 exchange rates. In addition the Group entered into a parts factoring facility in China of which £19 million is drawn down at 31 March 2021.

Undrawn Facilities

As at 31 March 2021, the Group has a fully undrawn revolving credit facility of £1,935 million (2020: £1,935 million, 2019: £1,935 million). This facility is available in full until July 2022. The group also has £3 million undrawn on its fleet buyback facility (2020, 2019: £nil).

On 1 April 2021, the Group agreed a revolving credit facility of £1,310 million which will become available when the existing facility expires in July 2022. The new facility will be available in full until March 2024 and includes a covenant requiring the Group to maintain a minimum liquidity of £1 billion.

Collateral pledged against borrowings

Inventory of £138 million (2020: £127 million, 2019: £nil), trade receivables with a carrying amount of £19 million (2020: £nil, 2019: £114 million), property, plant and equipment with a carrying amount of £nil (2020, 2019: £nil), and other financial assets with a carrying of £13 million (2020, 2019: £nil) are pledged as collateral/security against the commitments.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

97

FINANCIAL STATEMENTS

27 Other financial liabilities

As at 31 March (£ millions)	2021	2020	2019
Current			
Lease obligations	65	73	3
Interest accrued	84	65	33
Derivative financial instruments	238	453	523
Liability for vehicles sold under a repurchase arrangement	359	479	469
Other	-	3	14
Total current other financial liabilities	**746**	**1,073**	**1,042**
Non-current			
Lease obligations	454	468	28
Derivative financial instruments	169	310	281
Other	2	-	1
Total non-current other financial liabilities	**625**	**778**	**310**

28 Provisions

As at 31 March (£ millions)	2021	2020	2019
Current			
Product warranty	643	731	694
Legal and product liability	198	124	154
Provisions for residual risk	24	61	9
Provision for environmental liability	3	6	14
Other employee benefits obligations	10	7	13
Restructuring	283	15	104
Total current provisions	**1,161**	**944**	**988**
Non-current			
Product warranty	1,042	1,155	1,048
Legal and product liability	71	54	43
Provision for residual risk	42	114	31
Provision for environmental liability	23	17	15
Other employee benefits obligations	10	15	3
Total non-current provisions	**1,188**	**1,355**	**1,140**

Year ended 31 March 2021 (£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Opening balance	1,886	178	175	23	22	15	2,299
Provisions made during the year	681	213	38	6	9	315	1,262
Provisions used during the year	(795)	(58)	(44)	(3)	(6)	(47)	(953)
Unused amounts reversed in the period	(103)	(63)	(92)	-	(5)	-	(263)
Impact of unwind of discounting	16	-	-	-	-	-	16
Foreign currency translation	-	(1)	(11)	-	-	-	(12)
Closing balance	**1,685**	**269**	**66**	**26**	**20**	**283**	**2,349**

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

The Group considered the impact of the COVID-19 pandemic on its product warranty offerings and associated provisions, and determined that its existing methodology remained applicable for the year ended 31 March 2021.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with emission and battery disposal regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

The potential effects of the COVID-19 pandemic, particularly the estimated decline and subsequent recovery in the used vehicle market, were included in the Group's methodology applied in estimating the residual value exposure for the year ended 31 March 2021.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

99

FINANCIAL STATEMENTS

These assessments were performed with reference to both internal and external market inputs.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefit obligations

This provision relates to the LTIP scheme for certain employees (see note 9) and other amounts payable to employees.

Restructuring provision

The restructuring provision includes amounts for third party obligations arising from Group restructuring programmes. This includes amounts payable to employees following the announcement of the Group's Reimagine strategy in the year ending 31 March 2021 as well as other Group restructuring programmes. Amounts are also included in relation to legal and constructive obligations made to third parties in connection with cancellations under the group's Reimagine strategy.

The estimated liability for restructuring activities is recognised when the group has reason to believe there is a legal or constructive obligation arising from restructuring actions taken.

The amount provided at the reporting date is calculated based on currently available facts and certain estimates for third party obligations (see note 4, material and other cost of sales). These estimates are established using historical experience based on the settlement costs for similar liabilities, with proxies being used where no direct comparison exists.

The amounts and timing of outflows will vary as and when restructuring obligations are progressed with third parties. However, management believe it highly likely this provision will be utilised within the next financial year, with the likely range of outcomes not being materially different to the amount recorded.

29 Other liabilities

As at 31 March (£ millions)	2021	2020	2019
Current			
Liabilities for advances received	61	50	86
Ongoing service obligations	315	324	301
VAT	122	169	199
Other taxes payable	120	148	53
Other	20	25	25
Total current other liabilities	**638**	**716**	**664**
Non-current			
Ongoing service obligations	451	522	504
Other	10	11	17
Total non-current other liabilities	**461**	**533**	**521**

30 Capital and reserves

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

As at 31 March (£ millions)	2021	2020	2019
Authorised, called up and fully paid			
1,500,642,163 ordinary shares of £1 each	1,501	1,501	1,501
Total ordinary share capital	**1,501**	**1,501**	**1,501**

The capital redemption reserve of £167 million (2020, 2019: £167 million) was created in March 2011 on the cancellation of share capital.

31 Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2020	**(316)**	**(286)**	**(33)**	**5,515**	**4,880**
Loss for the year	-	-	-	(1,101)	(1,101)
Remeasurement of defined benefit obligation	-	-	-	(751)	(751)
Gain on effective cash flow hedges	-	400	37	-	437
Income tax related to items recognised in other comprehensive income	-	(76)	(6)	143	61
Cash flow hedges reclassified to profit and loss	-	116	(7)	-	109
Income tax related to items reclassified to profit or loss	-	(22)	1	-	(21)
Amounts removed from hedge reserve and recognised in inventory	-	5	11	-	16
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	(1)	(2)	-	(3)
Currency translation differences	(41)	-	-	-	(41)
Balance at 31 March 2021	**(357)**	**136**	**1**	**3,806**	**3,586**
Of which:					
Amounts related to continuing hedges	n/a	129	1	n/a	130
Amounts related to discontinued hedges	n/a	7	-	n/a	7
Balance at 1 April 2019	**(337)**	**(506)**	**(33)**	**5,181**	**4,305**
Adjustment on initial application of IFRS 16 (net of tax)	-	-	-	(23)	(23)
Adjusted balance at 1 April 2019	**(337)**	**(506)**	**(33)**	**5,158**	**4,282**
Loss for the year	-	-	-	(471)	(471)
Remeasurement of defined benefit obligation	-	-	-	983	983
Loss on effective cash flow hedges	-	(334)	-	-	(334)
Gain/(loss) on effective cash flow hedges of inventory	-	82	(7)	-	75
Income tax related to items recognised in other comprehensive income	-	49	1	(155)	(105)
Cash flow hedges reclassified to profit and loss	-	571	(8)	-	563
Income tax related to items reclassified to profit or loss	-	(109)	2	-	(107)
Amounts removed from hedge reserve and recognised in inventory	-	(48)	15	-	(33)
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	9	(3)	-	6
Currency translation differences	21	-	-	-	21
Balance at 31 March 2020	**(316)**	**(286)**	**(33)**	**5,515**	**4,880**
Of which:					
Amounts related to continuing hedges	n/a	(249)	(32)	n/a	(281)
Amounts related to discontinued hedges	n/a	(37)	(1)	n/a	(38)
Balance at 1 April 2018	**(333)**	**(281)**	**(46)**	**8,968**	**8,308**
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax)	-	(29)	2	(5)	(32)
Adjusted balance at 1 April 2018	**(333)**	**(310)**	**(44)**	**8,963**	**8,276**
Loss for the year	-	-	-	(3,325)	(3,325)
Remeasurement of defined benefit obligation	-	-	-	(270)	(270)
(Loss)/gain on effective cash flow hedges	-	(813)	24	-	(789)
Loss on effective cash flow hedges of inventory	-	(161)	(36)	-	(197)
Income tax related to items recognised in other comprehensive income	-	184	2	38	224
Cash flow hedges reclassified to profit and loss	-	874	7	-	881
Income tax related to items reclassified to profit or loss	-	(166)	(1)	-	(167)
Amounts removed from hedge reserve and recognised in inventory	-	(141)	19	-	(122)
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	27	(4)	-	23
Currency translation differences	(4)	-	-	-	(4)
Dividend paid	-	-	-	(225)	(225)
Balance at 31 March 2019	**(337)**	**(506)**	**(33)**	**5,181**	**4,305**
Of which:					
Amounts related to continuing hedges	n/a	(466)	(33)	n/a	(499)
Amounts related to discontinued hedges	n/a	(40)	-	n/a	(40)

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

101

FINANCIAL STATEMENTS

32 Dividends

Year ended 31 March (£ millions)	2021	2020	2019
Dividend proposed for the previous year paid during the year of £nil (2020: £nil, 2019: £0.15) per ordinary share	-	-	225
Amounts recognised as distributions to equity holders during the year	**-**	**-**	**225**
Proposed dividend for the year of £nil (2020, 2019: £nil) per ordinary share	-	-	-

33 Employee benefits

The Group operates defined benefit pension schemes for qualifying employees of certain subsidiaries. The UK defined benefit schemes are administered by a trustee with assets held in trusts that are legally separate from the Group. The trustee of the pension schemes is required by law to act in the interest of the members and of all relevant stakeholders in the schemes and is responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of the trustee must be composed of representatives of the Group and scheme participants in accordance with each scheme's regulations.

Under the schemes, the employees are entitled to post-retirement benefits based on their length of service and salary.

Through its defined benefit pension schemes, the Group is exposed to a number of risks, the most significant of which are detailed below.

Asset volatility

The schemes' liabilities are calculated using a discount rate set with reference to corporate bond yields; if the schemes' assets underperform against these corporate bonds, this will create or increase a deficit. The defined benefit schemes hold a significant proportion of equity-type assets, which are expected to outperform corporate bonds in the long-term although introduce volatility and risk in the short-term.

The UK schemes hold a substantial level of index-linked gilts and other inflation and interest rate hedging instruments in order to reduce the volatility of assets compared to the liability value, although these will lead to asset value volatility.

As the schemes mature, the Group intends to reduce the level of investment risk by investing more in assets for which expected income is a better match for the expected benefit outgo.

However, the Group believes that due to the long-term nature of the schemes' liabilities and the strength of the supporting group, a level of continuing equity-type investments is currently an appropriate element of the Group's long-term strategy to manage the schemes efficiently.

Changes in bond yields

A decrease in corporate bond yields will increase the schemes' liabilities, although this is expected to be partially offset by an increase in the value of the schemes' assets, specifically the bond holdings and interest rate hedging instruments.

Inflation risk

Some of the Group's pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the schemes against high inflation). As noted above, the schemes hold a significant proportion of assets in index-linked gilts, together with other inflation hedging instruments and also assets that are more closely correlated with inflation. However, an increase in inflation may still create a deficit or increase an existing deficit to some degree.

Life expectancy

The majority of the schemes' obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the schemes' liabilities. This is particularly significant in the UK defined benefit schemes, where inflationary increases result in higher sensitivity to changes in life expectancy.

The following tables set out the disclosures pertaining to the retirement benefit amounts recognised in the consolidated financial statements prepared in accordance with IAS 19:

Change in present value of defined benefit obligation

Year ended 31 March (£ millions)	2021	2020	2019
Defined benefit obligation at beginning of year	7,788	8,648	8,320
Current service cost	131	133	158
Past service cost	16	4	42
Interest expense	166	203	216
Actuarial (gains)/losses arising from:			
Changes in demographic assumptions	(21)	7	(49)
Changes in financial assumptions	869	(526)	544
Experience adjustments	(75)	(139)	32
Exchange differences on foreign schemes	(2)	1	-
Member contributions	1	2	2
Benefits paid	(441)	(545)	(617)
Defined benefit obligation at end of year	**8,432**	**7,788**	**8,648**

Change in present value of scheme assets

Year ended 31 March (£ millions)	2021	2020	2019
Fair value of schemes' assets at beginning of year	8,168	7,981	7,882
Interest income	170	190	208
Remeasurement gain on the return of plan assets, excluding amounts included in interest income	22	325	257
Administrative expenses	(22)	(16)	(13)
Exchange differences on foreign schemes	(1)	-	-
Employer contributions	148	231	262
Member contributions	1	2	2
Benefits paid	(441)	(545)	(617)
Fair value of schemes' assets at end of year	**8,045**	**8,168**	**7,981**

The actual return on the schemes' assets for the year ended 31 March 2021 was £192 million (2020: £515 million, 2019: £465 million).

Year ended 31 March (£ millions)	2021	2020	2019
Current service cost	131	133	158
Past service cost	16	4	42
Administrative expenses	22	16	13
Net interest cost (including onerous obligations)	(4)	13	8
Components of defined benefit cost recognised in the consolidated income statement	**165**	**166**	**221**

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21

103

FINANCIAL STATEMENTS

Amounts recognised in the consolidated statement of comprehensive income consist of:

Year ended 31 March (£ millions)	2021	2020	2019
Actuarial gains/(losses) arising from:			
Changes in demographic assumptions	21	(7)	49
Changes in financial assumptions	(869)	526	(544)
Experience adjustments	75	139	(32)
Remeasurement gain on the return of schemes' assets, excluding amounts included in interest income	22	325	257
Remeasurement (loss)/gain on net defined benefit obligation	**(751)**	**983**	**(270)**

Amounts recognised in the consolidated balance sheet consist of:

As at 31 March (£ millions)	2021	2020	2019
Present value of unfunded defined benefit obligations	(2)	(2)	(2)
Present value of funded defined benefit obligations	(8,430)	(7,786)	(8,646)
Fair value of schemes' assets	8,045	8,168	7,981
Net retirement benefit obligation	**(387)**	**380**	**(667)**
Presented as non-current asset	-	408	-
Presented as non-current liability	(387)	(28)	(667)

The most recent valuations of the defined benefit schemes for accounting purposes were carried out at 31 March 2021 by a qualified independent actuary. For the UK schemes this is based on membership data as at 31 March 2020 for the JPP & LRPS and 5 April 2018 for the smaller JEPP. The present value of the defined benefit liability, and the related current service cost and past service cost, were measured using the projected unit credit method. The asset valuations are taken from the asset custodian for each scheme together with the balance of the Trustee bank accounts.

In November 2020 the UK government announced that the calculation of RPI would be amended to mirror the calculation of CPIH from 2030 (following its consultation on RPI Reform).

As a result, the gap between RPI and CPI has been updated to reflect RPI reform by having a gap of 1% p.a. up to 2030 and no gap thereafter. In addition the inflation risk premium (IRP) has been updated from an IRP of 0.2% p.a. at all terms to an IRP of 0.3% p.a. up to 2030 and 0.5% post 2030, reflecting market conditions at the 31 March 2021 year end.

The impact of the changes to the IRP noted above was to reduce the UK pension liability by c. £250 million, thereby offsetting a proportion of the impact of higher market implied inflation at the 31 March 2021 year end.

The principal assumptions used in accounting for the pension schemes are set out below:

Year ended 31 March	2021	2020	2019
Discount rate	2.1%	2.4%	2.4%
Expected rate of increase in benefit revaluation of covered employees	2.1%	2.0%	2.4%
RPI inflation rate	3.1%	2.6%	3.2%

For the valuation at 31 March 2021, the mortality assumptions used are the Self-Administered Pension Schemes ("SAPS") mortality base table, S2PxA tables ("Light" tables for members of the Jaguar Executive Pension Plan).

- For the Jaguar Pension Plan, scaling factors of 111 per cent to 117 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.
- For the Land Rover Pension Scheme, scaling factors of 107 per cent to 111 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.
- For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and an average scaling factor of 84 per cent has been used for female members.

For the valuation at 31 March 2020, the mortality assumptions used were the SAPS mortality base table, S2PxA tables ("Light" tables for members of the Jaguar Executive Pension Plan).

- For the Jaguar Pension Plan, scaling factors of 111 per cent to 117 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.
- For the Land Rover Pension Scheme, scaling factors of 107 per cent to 111 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.
- For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and an average scaling factor of 84 per cent has been used for female members.

For the valuation at 31 March 2019, the mortality assumptions used were the SAPS mortality base table, S2PxA tables ("Light" tables for members of the Jaguar Executive Pension Plan).

- For the Jaguar Pension Plan, scaling factors of 112 per cent to 118 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.
- For the Land Rover Pension Scheme, scaling factors of 107 per cent to 112 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.
- For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and an average scaling factor of 84 per cent has been used for female members.

For the 2021 year end calculations there is an allowance for future improvements in line with the CMI (2020) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5 (2020: CMI (2019) projections with 1.25 per cent per annum improvements and a smoothing parameter of 7.5, 2019: CMI (2018) projections with 1.25 per cent per annum improvements and a smoothing parameter of 7.5).

The assumed life expectancies on retirement at age 65 are:

As at 31 March (years)	2021	2020	2019
Retiring today:			
Males	21.0	21.0	21.0
Females	23.3	23.2	23.2
Retiring in 20 years:			
Males	22.4	22.5	22.4
Females	25.2	25.2	25.1

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2020/21
105

FINANCIAL STATEMENTS

A past service cost of £9 million has been recognised in the year ended 31 March 2021 following a further High Court ruling, published on 20 November 2020, that provided clarification on the obligations of pension plan trustees to equalise past transfer values allowing for the effect of unequal Guaranteed Minimum Pensions ('GMP') between 17 May 1990 and 5 April 1997 ("GMP equalisation"). The Group had previously recognised a past service cost of £17 million in the year ended 31 March 2019, following the High Court ruling in 2018 in respect of GMP equalisation, and has retained this allowance at 31 March 2021 but adjusted for the passage of time and to reflect the estimated impact of changes in market conditions.

A further past service cost of £7 million was also recognised in the year ended 31 March 2021. This reflects benefit improvements for certain members as part of the Group restructuring programme that commenced in the year ended 31 March 2021.

A past service cost of £4 million was recognised in the year ended 31 March 2020. This reflects benefit improvements for certain members as part of the Group restructuring programme that commenced in the year ended 31 March 2019.

An additional past service cost of £25 million was recognised in the year ended 31 March 2019. This reflects benefit improvements for certain members as part of the Group restructuring programme.

All past service costs are recognised in 'exceptional items' in the consolidated income statement. See note 4 for further information.

The sensitivity analysis below is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the consolidated balance sheet.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous periods.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by c.£412 million	Decrease/increase by £7 million
Inflation rate	Increase/decrease by 0.25%	Increase/decrease by c.£228 million	Increase/decrease by £4 million
Mortality	Increase/decrease in life expectancy by 1 year	Increase/decrease by c.£299 million	Increase/decrease by £4 million

The fair value of schemes' assets is represented by the following major categories:

As at 31 March (£ millions)	2021				2020				2019			
	Quoted*	Unquoted	Total	%	Quoted*	Unquoted	Total	%	Quoted*	Unquoted	Total	%
Equity instruments												
Information technology	133	-	133	2%	124	-	124	1%	79	-	79	1%
Energy	11	-	11	-	10	-	10	-	34	-	34	1%
Manufacturing	75	-	75	1%	70	-	70	1%	58	-	58	1%
Financials	48	-	48	1%	45	-	45	1%	91	-	91	1%
Other	267	-	267	3%	249	-	249	3%	251	-	251	3%
	534	**-**	**534**	**7%**	**498**	**-**	**498**	**6%**	**513**	**-**	**513**	**7%**
Debt instruments												
Government	1,712	-	1,712	22%	1,944	-	1,944	24%	2,509	-	2,509	31%
Corporate bonds (investment grade)	1,377	206	1,583	20%	1,245	348	1,593	19%	149	1,694	1,843	23%
Corporate bonds (Non investment grade)	94	968	1,062	13%	-	750	750	9%	-	613	613	8%
	3,183	**1,174**	**4,357**	**55%**	**3,189**	**1,098**	**4,287**	**52%**	**2,658**	**2,307**	**4,965**	**62%**
Property funds												
UK	-	303	303	4%	-	273	273	3%	-	244	244	3%
Other	-	201	201	2%	-	239	239	3%	-	229	229	3%
	-	**504**	**504**	**6%**	**-**	**512**	**512**	**6%**	**-**	**473**	**473**	**6%**
Cash and cash equivalents	**265**	**-**	**265**	**3%**	**678**	**-**	**678**	**8%**	**210**	**-**	**210**	**3%**
Other												
Hedge funds	-	496	496	6%	-	475	475	6%	-	310	310	4%
Private markets	-	824	824	10%	-	562	562	7%	4	336	340	4%
Alternatives	57	584	641	8%	-	594	594	7%	16	810	826	10%
	57	**1,904**	**1,961**	**24%**	**-**	**1,631**	**1,631**	**20%**	**20**	**1,456**	**1,476**	**18%**
Derivatives												
Foreign exchange contracts	-	15	15	-	-	(35)	(35)	-	-	16	16	-
Interest rate and inflation swaps	-	361	361	4%	-	545	545	7%	-	328	328	4%
Equity protection derivatives	-	48	48	1%	-	52	52	1%	-	-	-	-
	-	**424**	**424**	**5%**	**-**	**562**	**562**	**8%**	**-**	**344**	**344**	**4%**
Total	4,039	4,006	8,045	100%	4,365	3,803	8,168	100%	3,401	4,580	7,981	100%

*Quoted prices for identical assets or liabilities in active markets.

As at 31 March 2021, the schemes held Gilt Repos. The net value of these transactions is included in the value of government bonds in the table above. The value of the funding obligation for the Repo transactions is £2,057 million at 31 March 2021 (2020: £2,639 million, 2019: £1,528 million).

JLR assigns an accounting level (1,2 or 3) to asset holdings in order to reflect the level of judgement involved in the valuation of an asset. In assigning the level JLR balances consistency between asset holdings, consistency from year to year and manager / other assessments. JLR designates level 1 to custodian accounts, including funds, where managers hold largely liquid assets where an active market in the underlying asset exits, for example developed market equities, Gilts and other sovereign bonds together with investment grade corporate bonds.

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Custodian accounts where underlying assets are regularly traded or where comparable assets have traded values are designated level 2, for example derivatives (including net value of swaps) and some property holdings. Assets which are not designated as level 1 or 2 are designated as level 3. Level 1 assets are reported as quoted, level 2 and 3 unquoted. Repo obligations are noted separately.

Private Equity holdings have been measured using the most recent valuations, adjusted for cash and currency movements between the last valuation date and 31 March 2021. Given the movements in listed equity markets, the valuation of Private Equity holdings may vary significantly. The value of the Private Equity holdings in the JLR UK Plans included above is £453 million as at 31 March 2021.

Jaguar Land Rover contributes towards the UK defined benefit schemes. The 5 April 2018 statutory funding valuations were completed in December 2018. As a result of these valuations it is intended to eliminate the pension scheme funding deficits over the 10 years to 31 March 2028. Whilst there is currently an additional liability over the projected benefit obligation, based on current legal advice the Group will not be required to recognise an additional obligation in the future. JLR has taken legal advice considering the documentation of the UK schemes and the regulatory environment. This confirmed the recoverability of any surplus in the scheme and JLR has based its accounting judgement on this advice.

In line with the schedule of contributions agreed following the 2018 statutory funding valuations and amended in April 2020, the current ongoing Group contribution rate for defined benefit accrual is c.21 per cent of pensionable salaries in the UK.

Deficit contributions are paid in line with the schedule of contributions at a rate of £60 million per year until 31 March 2024 followed by £25 million per year until 31 March 2028. Contributions previously due for April, May and June 2020 have been re-spread over the year ended 31 March 2022. This agreement is reflected in an updated Schedule of Contributions dated 29 April 2020.

The average duration of the benefit obligations at 31 March 2021 is 19.0 years (2020: 19.0 years, 2019: 19.0 years).

The expected net periodic pension cost for the year ended 31 March 2022 is expected to be £153 million. The Group expects to pay £246 million to its defined benefit schemes, in total, for the year ended 31 March 2022.

Defined contribution schemes

The Group's contribution to defined contribution schemes for the year ended 31 March 2021 was £86 million (2020: £86 million, 2019: £93 million).

34 Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described, either individually or in aggregate, would have a material adverse effect on the Group's financial condition, results of operations or cash flows.

As at 31 March (£ millions)	2021	2020	2019
Litigation and product related matters	23	40	17
Other taxes and duties	50	44	41
Commitments:			
• Plant and equipment	862	1,217	1,054
• Intangible assets	16	14	20
• Other	270	376	222
Pledged as collateral/security against the borrowings and commitments:			
• Inventory	138	127	-
• Trade receivables	19	-	114
• Property, plant and equipment	-	-	-
• Other financial assets	13	-	-

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Taiwan, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities which mainly relate to tax audits and tax litigation claims.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature and the acquisition of intangible assets. Commitments and contingencies also includes other contingent liabilities, the timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Joint venture

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Company Ltd, and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Company Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 31 March 2021. The outstanding commitment of CNY 1,525 million translates to £169 million at the 31 March 2021 exchange rate.

The Group's share of capital commitments of its joint venture at 31 March 2021 is £42 million (2020: £69 million, 2019: £151 million) and contingent liabilities of its joint venture 31 March 2021 is £nil (2020: £nil, 2019: £nil).

35 Capital management

The Group's objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

As at 31 March (£ millions)	2021	2020	2019
Short-term debt	1,271	599	884
Long-term debt	5,426	5,285	3,627
Total debt*	**6,697**	**5,884**	**4,511**
Equity attributable to shareholders	5,254	6,548	5,973
Total capital	**11,951**	**12,432**	**10,484**

*Total debt includes lease obligations of £519 million (2020: £541 million, 2019: £31 million)

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36 Financial instruments

This section gives an overview of the significance of financial instruments for the Group and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 2.

(A) Financial assets and liabilities

The following table shows the carrying amount and fair value of each category of financial assets and liabilities as at 31 March 2021:

		Fair Value Through Profit and Loss				
(£ millions)	Amortised cost	Financial assets	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
Cash and cash equivalents	3,778	-	-	-	3,778	3,778
Short-term deposits and other investments	1,004	-	-	-	1,004	1,004
Trade receivables	863	-	-	-	863	863
Investments	-	22	-	-	22	22
Other financial assets - current	196	-	73	208	477	477
Other financial assets - non-current	92	-	42	207	341	341
Total financial assets	**5,933**	**22**	**115**	**415**	**6,485**	**6,485**
Accounts payable	6,308	-	-	-	6,308	6,308
Short-term borrowings	1,206	-	-	-	1,206	1,217
Long-term borrowings*	4,972	-	-	-	4,972	5,136
Other financial liabilities - current	508	-	67	171	746	746
Other financial liabilities - non-current	456	-	65	104	625	688
Total financial liabilities	**13,450**	**-**	**132**	**275**	**13,857**	**14,095**

* Included in the long-term borrowings shown in other financial liabilities is £784 million that is designated as the hedged item in a fair value hedge relationship. Included within this figure is £1 million of fair value adjustments as a result of the hedge relationship.

The following table shows the carrying amount and fair value of each category of financial assets and liabilities as at 31 March 2020:

		Fair Value Through Profit and Loss				
(£ millions)	Amortised cost	Financial assets	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
Cash and cash equivalents	2,271	-	-	-	2,271	2,271
Short-term deposits and other investments	1,393	-	-	-	1,393	1,393
Trade receivables	833	-	-	-	833	833
Investments	-	37	-	-	37	37
Other financial assets - current	142	-	153	88	383	383
Other financial assets - non-current	115	-	9	133	257	257
Total financial assets	**4,754**	**37**	**162**	**221**	**5,174**	**5,174**
Accounts payable	6,499	-	-	-	6,499	6,499
Short-term borrowings	526	-	-	-	526	512
Long-term borrowings*	4,817	-	-	-	4,817	3,859
Other financial liabilities - current	620	-	204	249	1,073	1,073
Other financial liabilities - non-current	468	-	48	262	778	778
Total financial liabilities	**12,930**	**-**	**252**	**511**	**13,693**	**12,721**

* Included in the long-term borrowings shown in other financial liabilities is £891 million that is designated as the hedged item in a fair value hedge relationship. Included within this figure is £45 million of fair value adjustments as a result of the hedge relationship.

The following table shows the carrying amount and fair value of each category of financial assets and liabilities as at 31 March 2019:

		Fair Value Through Profit and Loss				
(£ millions)	Amortised cost	Financial assets	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
Cash and cash equivalents	2,747	-	-	-	2,747	2,747
Short-term deposits and other investments	1,028	-	-	-	1,028	1,028
Trade receivables	1,362	-	-	-	1,362	1,362
Investmentsw	-	69	-	-	69	69
Other financial assets - current	181	-	31	102	314	314
Other financial assets - non-current	116	-	11	43	170	170
Total financial assets	**5,434**	**69**	**42**	**145**	**5,690**	**5,690**
Accounts payable	7,083	-	-	-	7,083	7,083
Short-term borrowings*	881	-	-	-	881	877
Long-term borrowings**	3,599	-	-	-	3,599	3,245
Other financial liabilities - current	519	-	97	426	1,042	1,042
Other financial liabilities - non-current	29	-	15	266	310	310
Total financial liabilities	**12,111**	**-**	**112**	**692**	**12,915**	**12,557**

* Included within short-term borrowings shown in other financial liabilities are foreign currency denominated borrowings totalling £768 million designated as the hedging instrument in a cash flow hedge against forecast revenue.
**Included in the long-term borrowings shown in other financial liabilities is £813 million that is designated as the hedged item in a fair value hedge relationship. Included within this figure is £5 million of fair value adjustments as a result of the hedge relationship.

Offsetting

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognised amounts and the Group intends to either settle on a net basis or to realise the asset and settle the liability simultaneously.

Derivative financial assets and financial liabilities are subject to master netting arrangements whereby in the case of insolvency, derivative financial assets and financial liabilities can be settled on a net basis.

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The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2021:

			Amounts subject to a master netting arrangement			
£ millions	Gross amount recognised	Gross amount of recognised set off in the balance sheet	Net amount presented in the balance sheet	Financial instruments	Cash collateral (received) / pledged	Net amount after offsetting
Financial assets						
Derivative financial assets	530	-	530	(362)	-	168
Cash and cash equivalents	3,995	(217)	3,778	-	-	3,778
	4,525	**(217)**	**4,308**	**(362)**	**-**	**3,946**
Financial liabilities						
Derivative financial liabilities	407	-	407	(362)	-	45
Short-term borrowings	1,423	(217)	1,206	-	-	1,206
	1,830	**(217)**	**1,613**	**(362)**	**-**	**1,251**

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2020:

			Amounts subject to a master netting arrangement			
£ millions	Gross amount recognised	Gross amount of recognised set off in the balance sheet	Net amount presented in the balance sheet	Financial instruments	Cash collateral (received) / pledged	Net amount after offsetting
Financial assets						
Derivative financial assets	383	-	383	(377)	-	6
Cash and cash equivalents	2,981	(710)	2,271	-	-	2,271
	3,364	**(710)**	**2,654**	**(377)**	**-**	**2,277**
Financial liabilities						
Derivative financial liabilities	763	-	763	(377)	-	386
Short-term borrowings	1,236	(710)	526	-	-	526
	1,999	**(710)**	**1,289**	**(377)**	**-**	**912**

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2019:

			Amounts subject to a master netting arrangement			
£ millions	Gross amount recognised	Gross amount of recognised set off in the balance sheet	Net amount presented in the balance sheet	Financial instruments	Cash collateral (received) / pledged	Net amount after offsetting
Financial assets						
Derivative financial assets	187	-	187	(187)	-	-
Cash and cash equivalents	3,175	(428)	2,747	-	-	2,747
	3,362	**(428)**	**2,934**	**(187)**	**-**	**2,747**
Financial liabilities						
Derivative financial liabilities	804	-	804	(187)	-	617
Short-term borrowings	1,309	(428)	881	-	-	881
	2,113	**(428)**	**1,685**	**(187)**	**-**	**1,498**

Fair value hierarchy

Financial instruments held at fair value are required to be measured by reference to the following levels:

- Quoted prices in an active market (Level 1): this level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Valuation techniques with observable inputs (Level 2): this level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Valuation techniques with significant unobservable inputs (Level 3): this level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor based on available market data.

Of the financial assets held at 31 March 2021 and classified as Level 3, 94 per cent (2020: 93 per cent, 2019: 91 per cent) were valued using recent transaction values and 6 per cent (2020: 7 per cent, 2019: 9 per cent) were valued using an alternative technique.

Recent transaction values

The pricing of recent investment transactions is the main input of valuations performed by the Group. The Group's policy is to use observable market data where possible for its valuations and, in the absence of portfolio company earnings or revenue to compare, or of relevant comparable businesses' data, recent transaction prices represent the most reliable observable inputs.

Alternative valuation methodologies

Alternative valuation methodologies are used by the Group for reasons specific to individual assets. At 31 March 2021, the alternative technique used was net asset value, representing 100 per cent of alternatively valued assets.

There has been no change in the valuation techniques adopted in either current or prior financial years as presented. There were no transfers between fair value levels in the years ended 31 March 2021 and 2020. In the year ended 31 March 2019, the investment in Lyft, Inc. (note 17) transferred from Level 3 to Level 1 as a result of the Lyft, Inc. initial public offering on 29 March 2019.

The financial instruments that are measured subsequent to initial recognition at fair value are classified as Level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices that are observable. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity-specific estimates. Fair values of forward derivative financial assets and liabilities are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves from Reuters. Commodity swap contracts are similarly fair valued by discounting expected future contractual cash flows. Option contracts on foreign currency are entered into on a zero cost collar basis and fair value estimates are calculated from standard Black-Scholes options pricing methodology, using prevailing market interest rates and volatilities. The estimate of fair values for cross-currency swaps is calculated using discounted estimated future cash flows. Estimates of the future floating-rate cash flows are based on quoted swap rates, future prices and interbank borrowing rates ("LIBOR").

Additionally, a credit valuation adjustment/debit value adjustment is taken on derivative financial assets and liabilities and is calculated by discounting the fair value gain or loss on the financial derivative using credit default swap ("CDS") prices quoted for the counterparty or Jaguar Land Rover respectively. CDS prices are obtained from Reuters.

The long-term borrowings are held at amortised cost. The fair value of the listed debt for disclosure purposes is determined using Level 1 valuation techniques, based on the closing price as at 31 March 2021 on the Luxembourg Stock Exchange multilateral trading facility ("EURO MTF") market, for unsecured listed bonds. For bank loans, Level 2 valuation techniques are used.

Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, and other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant.

Other investments that are not equity accounted for are recognised at fair value. Where there is an active quoted market, the fair value is determined using Level 1 valuation techniques, based on the closing price at year end. The valuation as at 31 March 2021 is £nil (2020: £17 million, 2019: £46 million). Where there is no active quoted market, the fair values have been determined using Level 3 valuation techniques and the closing valuation as at 31 March 2021 is £22 million (2020: £20 million, 2019: £23 million). The fair value loss recognised in the consolidated income statement for Level 3 investments for the year ended 31 March 2021 is £2 million (2020: loss of £1 million, 2019: gain of £2 million.

Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for

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substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Group could have realised in a sales transaction as of the respective dates. The estimated fair value amounts as at 31 March 2021, 2020 and 2019 have been measured as at the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year end.

(B) Financial risk management

The Group is exposed to foreign currency exchange rate, commodity price, interest rate, liquidity and credit risks. The Group has a risk management framework in place, which monitors all of these risks as discussed below. This framework is approved by the JLR plc Board.

Foreign currency exchange rate risk

The fluctuation in foreign currency exchange rates may have a potential impact on the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity and the consolidated cash flow statement, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US Dollar, Chinese Yuan and Euro against the functional currency of the Company and its subsidiaries.

Foreign exchange risk on future transactions is mitigated through the use of derivative contracts. The Group is also exposed to fluctuations in exchange rates that impact the valuation of foreign currency denominated assets and liabilities of its National Sales Companies and also foreign currency denominated balances on the Group's consolidated balance sheet at each reporting period end. In addition to the derivatives designated in hedging relationships as detailed in section (C), the Group enters into foreign currency contracts as economic hedges of recognised foreign currency debt.

The following table sets forth information relating to foreign currency exposure as at 31 March 2021:

As at 31 March 2021 (£ millions)	US Dollar	Chinese Yuan	Euro	Others
Financial assets	1,726	342	1,118	311
Financial liabilities	(3,267)	(1,192)	(4,259)	(349)
Net exposure liability	**(1,541)**	**(850)**	**(3,141)**	**(38)**
A10% appreciation/depreciation of the currency would result in additional gain/(loss):				
Impact on net income before tax for financial assets	173/(173)	34/(34)	111/(111)	n/a
Impact on net income before tax for financial liabilities	(327)/327	(119)/119	(426)/426	n/a
Impact on other comprehensive income for financial liabilities	-	-	-	n/a

The following table sets forth information relating to foreign currency exposure as at 31 March 2020:

As at 31 March 2020 (£ millions)	US Dollar	Chinese Yuan	Euro	Others
Financial assets	1,785	484	1,205	409
Financial liabilities	(2,791)	(523)	(4,312)	(412)
Net exposure liability	**(1,006)**	**(39)**	**(3,107)**	**(3)**
A 10% appreciation/depreciation of the currency would result in additional gain/(loss):				
Impact on net income before tax for financial assets	178/(178)	48/(48)	120/(120)	n/a
Impact on net income before tax for financial liabilities	(279)/279	(52)/52	(431)/431	n/a
Impact on other comprehensive income for financial liabilities	-	-	-	n/a

The following table sets forth information relating to foreign currency exposure as at 31 March 2019:

As at 31 March 2019 (£ millions)	US Dollar	Chinese Yuan	Euro	Others
Financial assets	2,383	219	1,377	327
Financial liabilities	(3,349)	(424)	(3,524)	(385)
Net exposure liability	**(966)**	**(205)**	**(2,147)**	**(58)**
A 10% appreciation/depreciation of the currency would result in additional gain/(loss):				
Impact on net income before tax for financial assets	238/(238)	22/(22)	138/(138)	n/a
Impact on net income before tax for financial liabilites	(314)/314	(43)/43	(353)/353	n/a
Impact on other comprehensive income for financial liabilities	(21)/21	-	-	n/a

Commodity price risk

The Group is exposed to commodity price risk arising from the purchase of certain raw materials such as aluminium, copper, platinum and palladium. This risk is mitigated through the use of derivative contracts and fixed-price contracts with suppliers. The derivative contracts are not hedge accounted and are measured at fair value through profit or loss.

The total fair value gain on commodities of £137 million (2020: loss of £74 million, 2019: gain of £9 million) has been recognised in "Foreign exchange gain/(loss) and fair value adjustments" in the consolidated income statement. The amounts reported do not reflect the purchasing benefits received by the Group (which are included within "Material and other cost of sales").

A 10 per cent appreciation/depreciation of all commodity prices underlying such contracts would have resulted in a gain/loss of £41 million (2020: £49 million, 2019: £53 million).

Interest rate risk

Interest rate risk is the risk that changes in market interest rates will lead to changes in interest income and expense for the Group.

In addition to issuing long-term fixed-rate bonds, the Group has other facilities in place that are primarily used to finance working capital and are subject to variable interest rates. When undertaking a new debt issuance, the JLR plc Board will consider the fixed/floating interest rate mix of the Group, the outlook for future interest rates and the appetite for certainty of funding costs.

The Group uses cross-currency interest rate saps to convert some of its issued debt from foreign currency denominated fixed-rate debt to GBP floating-rate debt. The derivative instruments and the foreign currency fixed-rate debt may be designated in a hedging relationship.

As at 31 March 2021, short-term borrowings of £253 million (2020: £225 million, 2019: £114 million) and long-term borrowings of £1,037 million (2020: £1,260 million, 2019: £768 million) were subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £13 million (2020: £15 million, 2019: £9 million) in the consolidated income statement and £nil (2020, 2019: £nil) in other comprehensive income.

The risk estimates provided assume a parallel shift of 100 basis points in interest rates across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

The Group's sensitivity to interest rates has reduced during the current year mainly due to the decrease in variable rate debt instruments.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group's policy on liquidity risk is to maintain sufficient liquidity in the form of cash and undrawn borrowing facilities to meet the Group's operating requirements with an appropriate level of headroom.

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The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2021 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Accounts payable	6,308	6,308	6,308	-	-	-
Long-term borrowings and interest thereon	4,972	6,075	230	1,265	3,198	1,382
Short-term borrowings and interest thereon	1,206	1,239	1,239	-	-	-
Lease obligations	519	840	103	85	201	451
Other financial liabilities	445	390	383	7	-	-
Derivative financial instruments	407	461	255	115	91	-
Total contractual maturities	**13,857**	**15,313**	**8,518**	**1,472**	**3,490**	**1,833**

As at 31 March 2020 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Accounts payable	6,499	6,499	6,499	-	-	-
Long-term borrowings and interest thereon	4,817	5,828	218	739	3,430	1,441
Short-term borrowings and interest thereon	526	536	536	-	-	-
Lease obligations	541	903	112	90	208	493
Other financial liabilities	547	513	498	11	4	-
Derivative financial instruments	763	894	491	272	131	-
Total contractual maturities	**13,693**	**15,173**	**8,354**	**1,112**	**3,773**	**1,934**

As at 31 March 2019 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Accounts payable	7,083	7,083	7,083	-	-	-
Long-term borrowings and interest thereon	3,599	5,186	946	449	2,232	1,559
Short-term borrowings and interest thereon	881	881	881	-	-	-
Finance lease obligations	31	62	7	7	15	33
Other financial liabilities	517	554	527	12	15	-
Derivative financial instruments	804	1,076	592	313	144	27
Total contractual maturities	**12,915**	**14,842**	**10,036**	**781**	**2,406**	**1,619**

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligation. The majority of the Group's credit risk pertains to the risk of financial loss arising from counterparty default on cash investments.

The carrying amount of financial assets represents the maximum credit exposure. None of the financial instruments of the Group result in material concentrations of credit risks.

All Group cash is invested according to strict credit criteria and actively monitored by Group Treasury in conjunction with the current market valuation of derivative contracts. To support this, the JLR plc Board has implemented an investment policy that places limits on the maximum cash investment that can be made with any single counterparty depending on their published external credit rating.

To a lesser extent the Group has an exposure to counterparties on trade receivables and other financial assets. The Group seeks to mitigate credit risk on sales to third parties through the use of payment at the point of delivery, credit limits, credit insurance and letters of credit from banks that meet internal rating criteria.

Financial assets

None of the Group's cash equivalents, including term deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2021 (2020 and 2019: no indications) that defaults in payment obligations will occur.

The Group has reviewed trade and other receivables not yet due and not impaired and no material issues have been identified. Trade and other receivables past due and impaired are set out below:

As at 31 March (£ millions)	2021 Gross	2021 impairment	2021 Net carrying value	2020 Gross	2020 impairment	2020 Net carrying value	2019 Gross	2019 impairment	2019 Net carrying value
Not yet due	747	(2)	745	675	(2)	673	1,190	(1)	1,189
Overdue <3 months	88	-	88	141	(1)	140	173	-	173
Overdue 3-6 months	10	-	10	10	(1)	9	3	-	3
Overdue >6 months	25	(5)	20	18	(7)	11	14	(11)	3
Total	**870**	**(7)**	**863**	**844**	**(11)**	**833**	**1,380**	**(12)**	**1,368**

Included within trade receivables is £19 million (2020: £nil, 2019: £114 million) of receivables that are part of a debt factoring arrangement. These assets do not qualify for de-recognition due to the recourse arrangements in place. The related liability of £19 million (2020: £nil, 2019: £114 million) is in short-term borrowings. Both the asset and associated liability are classified as amortised cost.

Off-balance sheet financial arrangements

At the end of FY21, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £278 million equivalent of trade receivables under its debt factoring facility, which was renewed during the year ended 31 March 2021 to a $500 million facility expiring March 2023.

(C) Derivatives and hedge accounting

The Group's operations give rise to revenue, raw material purchases and borrowings in currencies other than the Group's presentation currency of GBP. The Group forecasts these transactions over the medium term and enters into derivative contracts to mitigate the resulting foreign currency exchange risk, interest rate risk and commodity price risk. The Group's risk management strategy allows for hedge accounting when the derivatives meet the hedge accounting criteria as set out in IFRS 9 as well as the Group's risk management objectives.

Commodity derivatives are not hedge accounted. Foreign currency forward contracts, foreign currency options and foreign currency denominated borrowings may be designated as hedging instruments in a cash flow hedge relationship against forecast foreign currency transactions to mitigate foreign currency exchange risk associated with those transactions.

In addition, the Group uses cross-currency interest rate swaps to hedge its foreign currency exchange risk associated with recognised borrowings. These instruments may be designated in both cash flow and fair value hedging relationships, or may be economic hedges of debt. The Group also manages foreign exchange risk on recognised borrowings using FX swaps. The Group utilises FX spot & FX swap contracts to manage operational requirements.

The gain/(loss) on the derivatives that are not designated in hedging relationships, whose fair value movements are recognised in 'Foreign exchange gain/(loss) and fair value adjustments' in the consolidated income statement, is as follows:

Year ended 31 March (£ millions)	2021	2020	2019
Commodity derivative contracts	137	(74)	9
Foreign currency derivative contracts	(77)	27	(18)
Interest rate derivative contracts	(47)	-	-
Total	**13**	**(47)**	**(9)**

In all cases the Group uses a hedge ratio of 1:1. The critical terms of the derivative contracts are aligned with those of the hedged item. The Group allows a maximum hedging term of five years for forecast transactions. The Group's risk management policy allows for decreasing levels of hedging as the forecasting horizon increases.

A 10 per cent depreciation/appreciation in Sterling against the foreign currency underlying contracts within the Group's derivative portfolio that are sensitive to changes in foreign exchange rates (including the impact to the fair value adjustment of foreign currency borrowings designated as the hedged item in a fair value hedge relationship) would have resulted in the approximate additional (loss)/gain shown in the table on the following page:

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117

FINANCIAL STATEMENTS

As at 31 March (£ millions)	2021	2020	2019
10% depreciation in Sterling against the foreign currency:			
In other comprehensive income	(571)	(547)	(273)
In the consolidated income statement	299	64	109
10% appreciation in Sterling against the foreign currency:			
In other comprehensive income	480	554	244
In the consolidated income statement	(231)	(36)	(75)

The following table sets out the change in the Group's exposure to interest rate risk as a result of hedge accounted cross-currency interest rate swaps:

	Foreign currency receivable average interest rate			Reporting currency payable average interest rate		
Outstanding contracts	% 2021	% 2020	% 2019	% 2021	% 2020	% 2019
Cross currency interest rate swaps						
< 1 year	-	-	-	-	-	-
Between 1-5 years	-	-	-	-	-	-
>5 years	4.500	4.500	4.500	LIBOR + 3.235	LIBOR + 3.235	LIBOR + 3.235

The following table shows the impact that would result from interest rate derivatives and any related hedging relationships given an increase/decrease of 100 basis points in interest rates at the balance sheet date:

As at 31 March (£ millions)	2021	2020	2019
100 basis points depreciation in interest rates			
In the consolidated income statement	(1)	(7)	(5)
100 basis points appreciation in interest rates			
In the consolidated income statement	1	4	19

Cash Flow Hedges

The Group uses foreign currency options, foreign currency forward contracts and recognised foreign currency borrowings as the hedging instrument in cash flow hedge relationships of hedged sales and purchases. The time value of options and the foreign currency basis spread of foreign exchange forward contracts are excluded from the hedge relationship and are recognised in other comprehensive income as a cost of hedging to the extent they relate to the hedged item (the aligned value). Additionally, the Group uses cross-currency interest rate swaps as the hedging instrument of the foreign exchange risk of recognised foreign currency borrowings.

Changes in the fair value of foreign currency contracts, to the extent determined to be an effective cash flow hedge, are recognised in the consolidated statement of comprehensive income, and the ineffective portion of the fair value change is recognised in the consolidated income statement. There is not generally expected to be significant ineffectiveness from cash flow hedges.

It is anticipated that the hedged sales will take place over the next one to five years, at which time the amount deferred in equity will be reclassified to revenue in the consolidated income statement.

It is anticipated that the hedged purchases will take place over the next one to five years, at which time the amount deferred in equity will be included in the carrying amount of the raw materials. On sale of the finished product, the amount previously deferred in equity and subsequently recognised in inventory will be reclassified to material and other cost of sales in the consolidated income statement.

The foreign currency borrowings designated as the hedged item mature in January 2026 and October 2027, at which time the amount deferred in equity will be reclassified to the consolidated income statement.

The table below sets out the timing profile of the hedge accounted derivatives:

As at 31 March	Average strike rate			Nominal amounts			Carrying value assets / (liabilities)		
Outstanding contracts	2021	2020	2019	2021 £m	2020 £m	2019 £m	2021 £m	2020 £m	2019 £m
Cash flow hedges of foreign exchange risk on forecast transactions Derivative instruments									
Sell - USD									
<1 year	0.7596	0.7229	0.6756	2,833	1,766	1,584	136	(157)	(187)
Between 1-5 years	0.7654	0.7649	0.6989	3,096	5,098	1,945	172	(190)	(114)
Sell - Chinese Yuan									
<1 year	0.1098	0.1086	0.1054	1,647	1,601	2,132	12	(59)	(153)
Between 1-5 years	0.1088	0.1096	0.1075	629	1,189	1,299	11	(20)	(43)
Buy - Euro									
<1 year	0.9069	0.9109	0.8823	2,695	2,635	3,609	(136)	1	14
Between 1-5 years	0.9010	0.9101	0.9192	1,899	3,384	4,030	(81)	(17)	(73)
Other currencies									
<1 year				1,145	905	1,800	24	55	2
Between 1-5 years				846	1,238	882	7	39	11
Debt instruments denominated in foreign currency									
USD									
< 1 year	-	-	0.7358	-	-	736	-	-	(768)
Between 1-5 years	-	-	-	-	-	-	-	-	-
Total cash flow hedges of foreign exchange risk on forecast transactions				**14,790**	**17,816**	**18,017**	**145**	**(348)**	**(1,311)**
Hedges of foreign exchange risk on recognised debt									
Cross currency interest rate swaps									
USD									
< 1 year	-	-	-	-	-	-	-	-	-
Between 1-5 years	-	-	-	-	-	-	-	-	-
>5 years	0.7592	0.7592	0.7592	380	380	380	7	57	11
EUR									
< 1 year	-	-	-	-	-	-	-	-	-
Between 1-5 years	-	-	-	-	-	-	-	-	-
>5 years	0.8912	0.8912	0.8912	446	446	446	(14)	3	(15)
Total cash flow hedges of foreign exchange risk on recognised debt				**826**	**826**	**826**	**(7)**	**60**	**(4)**

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FINANCIAL STATEMENTS

The USD debt instrument used as a hedging instrument is shown in the less than one year category in the year ended 31 March 2019 above as the instrument itself matured within one year of 31 March 2019. The amounts hedging revenue between one and five years are £nil (2020: £nil, 2019: £359 million).

The line items in the consolidated balance sheet that include the above derivative instruments are "Other financial assets" and "Other financial liabilities". The USD denominated debt designated as a hedging instrument was included in "Borrowings".

The following table sets out the effect of the Group's cash flow hedges on the financial performance of the Group:

Year ended 31 March (£ millions)	2021	2020	2019
Fair value gain/(loss) of foreign currency derivative contracts recognised in hedging reserves	446	(254)	(887)
Fair value loss of foreign currency borrowings recognised in cash flow hedging reserve	-	(7)	(103)
Fair value (loss)/gain of derivatives hedging foreign currency borrowings recognised in hedging reserves	(9)	2	4
Gain/(loss) recognised in other comprehensive income in the year	**437**	**(259)**	**(986)**
Loss reclassified from cash flow hedging reserve and recognised in 'Revenue' in the income statement	(112)	(565)	(870)
Gain/(loss) reclassified from cash flow hedging reserve and recognised in Foreign exchange gain/(loss) and fair value adjustments' in the income statement on account of forecast transactions no longer expected to occur	3	-	(12)
Gain reclassified from cost of hedging reserve and recognised in Foreign exchange gain/(loss) and fair value adjustments' in the income statement on account of forecast transactions no longer expected to occur	-	2	1
Loss reclassified to profit and loss in the year	**(109)**	**(563)**	**(881)**
Net change in the hedged item used for assessing hedge effectiveness	534	172	(202)
(Loss)/gain on derivatives not hedge accounted, recognised in 'Foreign exchange gain/(loss) and fair value adjustments' in the income statement	(77)	27	(18)

Fair value hedges

The Group uses cross-currency interest rate swaps as the hedging instrument in a fair value hedge of foreign exchange and interest rate risks of foreign currency denominated debt. The derivatives convert foreign currency USD fixed-rate borrowings to GBP floating-rate debt.

Changes in the fair value of foreign currency contracts that are designated in fair value hedging relationships are recognised in the consolidated income statement. Changes in the fair value of the underlying hedged item (long-term borrowings) for the hedged risks are recognised in the same income statement line.

The fair value of the cross-currency interest rate swaps, included in "Derivatives in hedging relationship" in section (A), are as follows:

As at 31 March (£ millions)	2021	2020	2019
Other financial assets - current	-	-	-
Other financial assets - non-current	7	60	11
Total financial assets	**7**	**60**	**11**
Other financial liabilities - current	-	-	-
Other financial liabilities - non-current	14	-	15
Total financial liabilities	**14**	**-**	**15**

The following amounts have been recognised in relation to fair value hedges in the consolidated income statement in the years ended 31 March 2021, 2020 and 2019:

Year ended 31 March (£ millions)	2021	2020	2019
Net gain/(loss) in the hedged item used for assessing hedge effectiveness, taken to the consolidated income statement in 'Foreign exchange gain/(loss) and fair value adjustments'	108	(78)	(29)
Fair value changes in the derivative instruments used in assessing hedge effectiveness, taken to the consolidated income statement in 'Foreign exchange gain/(loss) and fair value adjustments'	(58)	61	22
Ineffectiveness recognised in the consolidated income statement in 'Foreign exchange gain/(loss) and fair value adjustments'	**50**	**(17)**	**(7)**

37 Leases

The Group leases a number of buildings, plant and equipment, IT hardware and software assets, certain of which have a renewal and/or purchase options in the normal course of the business. Extension and termination options are included in a number of leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group's operation. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the extension or termination option. The Group re-assesses whether it is reasonably certain to exercise options if there is a significant event or significant change in circumstances within its control. The Group's leases mature between 2021 and 2048.

Some of the leases are short-term and/or low-value items. The Group has elected not to recognise right-of-use assets and lease liabilities for these leases.

There are no leases with residual value guarantees.

The Group has applied IFRS 16 from 1 April 2019 using the modified retrospective method, meaning the comparative information for the year ended 31 March 2019 has not been restated. As a result, the comparative information provided below for this period continues to be accounted for in accordance with the Group's previous lease accounting policy under IAS 17 Leases.

In the year ending 31 March 2021, the Group has applied the practical expedient to not assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic that meet the qualifying criteria are lease modifications.

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FINANCIAL STATEMENTS

Leases as a lessee

Information about leases for which the Group is a lessee is presented below.

Right-of-use assets

£ millions	Land and buildings	Computers	Plant and equipment	Vehicles	Fixtures and fittings	Other	Total
Closing balance at 31 March 2021	475	6	45	3	12	2	**543**
Closing balance at 31 March 2020	483	7	56	6	13	3	**568**
Opening balance at 1 April 2019	501	13	57	-	-	4	**575**
Depreciation charge for the year ended 31 March 2021	63	7	17	5	1	1	**94**
Depreciation charge for the year ended 31 March 2020	62	8	17	3	1	1	**92**

Additions to right-of-use assets during the year ended 31 March 2021 was £70 million (2020: £83 million).

Lease liabilities

The maturity analysis of the contractual undiscounted cash flows are as follows:

As at 31 March (£ millions)	2021	2020
Less than one year	103	112
Between one and five years	286	298
More than five years	451	493
Total undiscounted lease liabilities	**840**	**903**

Included in undiscounted lease liability maturities above is £15 million (2020: £nil) in relation to leases committed but not yet commenced at the balance sheet date.

The following amounts are included in the consolidated balance sheet:

As at 31 March (£ millions)	2021	2020
Current lease liabilities	65	73
Non-current lease liabilities	454	468
Total lease liabilities	**519**	**541**

The following amounts are recognised in the consolidated income statement:

Year ended 31 March (£ millions)	2021	2020
Interest expense on lease liabilities	44	45
Expenses related to short-term leases	9	13
Expenses related to low-value assets, excluding short-term leases of low-value assets	7	7
Credit for changes in lease payments arising from COVID-19 rent concessions	(3)	-

The following amounts are recognised in the consolidated cash flow statement:

Year ended 31 March (£ millions)	2021	2020
Cash payments for the principal portion of lease liabilities (within 'payments of lease obligations')	79	72
Cash payment for interest expense related to lease liabilities (within 'finance expenses and fees paid')	44	45

Leases as a lessee under IAS 17

The future minimum non-cancellable finance lease rentals are payable as follows:

As at 31 March (£ millions)	2019
Less than one year	7
Between one and five years	22
More than five years	33
Total lease payments	**62**
Less future finance charges	(31)
Present value of lease obligations	**31**

The above leases relate to amounts payable under the minimum lease payments on plant and equipment. The carrying value of these assets as at 31 March 2019 was £27 million.

The future minimum non-cancellable operating lease rentals are payable as follows:

As at 31 March (£ millions)	2019
Less than one year	115
Between one and five years	272
More than five years	239
Total lease payments	**626**

Leases as a lessor

The majority of the leases where the Group is a lessor are in relation to vehicles. The Group classifies these as operating leases, because they do not transfer substantially all of the risks and rewards incidental to the ownership of the assets.

The maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date, are as follows:

As at 31 March (£ millions)	2021	2020	2019
Less than one year	3	5	5
Between one and five years	2	2	2
More than five years	11	11	9
Total undiscounted lease payments to be received	**16**	**18**	**16**

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FINANCIAL STATEMENTS

38 Segmental reporting

Operating segments are defined as components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

The Group operates in the automotive segment. The automotive segment includes all activities relating to design, development, manufacture and marketing of vehicles including financing thereof, as well as sale of related parts and accessories and services from which the Group derives its revenues. The Group has only one operating segment, so no separate segment report is given.

The geographic spread of sales by customer location and non-current assets is as disclosed below:

(£ millions)	UK	US	Rest of Europe	Rest of World	China	Total
31 March 2021						
Revenue	3,790	4,664	3,563	3,153	4,561	19,731
Non-current assets	10,932	53	1,047	218	141	12,391
31 March 2020						
Revenue	4,724	5,614	4,757	4,601	3,288	22,984
Non-current assets	12,028	58	1,196	209	169	13,660
31 March 2019						
Revenue	5,228	5,485	5,355	4,834	3,312	24,214
Non-current assets	10,859	32	1,045	167	16	12,119

39 Notes to the Consolidated Cash Flow Statement

(A) Reconciliation of loss for the year to cash generated from operating activities

Year ended 31 March (£ millions)	Note	2021	2020	2019
Loss for the year		**(1,100)**	**(469)**	**(3,321)**
Adjustments for:				
Depreciation and amortisation		1,976	1,910	2,164
Write-down of tangible assets		-	-	18
Write-down of intangible assets	11	40	-	-
(Profit)/loss on disposal of assets		(1)	20	59
Foreign exchange and fair value (gain)/loss on loans	14	(314)	135	45
Income tax expense/(credit)	15	239	47	(308)
Finance expense (net)	13	251	209	111
Finance income	13	(11)	(52)	(35)
Foreign exchange loss/(gain) on economic hedges of loans	14	143	(29)	18
Foreign exchange (gain)/loss on derivatives	14	(14)	(15)	31
Foreign exchange (gain)/loss) on balance sheet revaluation		(272)	122	57
Foreign exchange loss on other restricted deposits		1	2	-
Foreign exchange loss/(gain) on short-term deposits		46	(14)	(71)
Foreign exchange loss/(gain) on cash and cash equivalents		162	(58)	27
Unrealised (gain)/loss on commodities	14	(137)	78	34
(Gain)/loss on matured revenue hedges		(6)	81	43
Share of loss/(profit) of equity accounted investments	16	41	114	(3)
Fair value (gain)/loss on equity investments	14	(2)	43	(26)
Exceptional items	4	1,523	29	3,271
Other non-cash adjustments		(5)	2	(4)
Cash flows from operating activities before changes in assets and liabilities		**2,560**	**2,155**	**2,110**
Trade receivables		(61)	541	282
Other financial assets		(35)	44	61
Other current assets		54	112	127
Inventories		459	147	152
Other non-current assets		397	(420)	(3)
Accounts payable		11	(652)	(476)
Other current liabilities		(53)	49	111
Other financial liabilities		(130)	(19)	(24)
Other non-current liabilities and retirement benefit obligation		(477)	355	(23)
Provisions		(189)	87	141
Cash generated from operations		**2,536**	**2,399**	**2,458**

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FINANCIAL STATEMENTS

(B) Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings	Lease obligations	Total
Balance at 1 April 2018	**652**	**3,060**	**19**	**3,731**
Proceeds from issue of financing	649	1,214	-	1,863
Issue of new finance leases	-	-	14	14
Repayment of financing	(1,250)	-	(2)	(1,252)
Reclassification of long-term debt	768	(768)	-	-
Foreign exchange	62	15	-	77
Arrangement fees paid	-	(18)	-	(18)
Fee amortisation	1	7	-	8
Reclassification of long-term debt fees	(1)	1	-	-
Long-term borrowings revaluation in hedge reserve	-	103	-	103
Fair value adjustment on loans	-	(15)	-	(15)
Balance at 31 March 2019	**881**	**3,599**	**31**	**4,511**
Adjustment on initial application of IFRS 16	-	-	499	499
Proceeds from issue of financing	2	1,600	-	1,602
Issue of new leases	-	-	79	79
Repayment of financing	(939)	-	(117)	(1,056)
Interest accrued			45	45
Reclassification of long-term debt	577	(577)	-	-
Foreign exchange	5	143	4	152
Arrangement fees paid	(1)	(8)	-	(9)
Fee amortisation	2	8	-	10
Reclassification of long-term debt fees	(1)	1	-	-
Long-term borrowings revaluation in hedge reserve	-	11	-	11
Fair value adjustment on loans	-	40	-	40
Balance at 31 March 2020	**526**	**4,817**	**541**	**5,884**
Proceeds from issue of financing	919	1,034	-	1,953
Issue of new leases	-	-	71	71
Repayment of financing	(749)	-	(123)	(872)
Interest accrued	-	-	44	44
Reclassification of long-term debt	525	(525)	-	-
Foreign exchange	(15)	(308)	(14)	(337)
Arrangement fees paid	-	(11)	-	(11)
Fee amortisation	-	11	-	11
Fair value adjustment on loans	-	(46)	-	(46)
Balance at 31 March 2021	**1,206**	**4,972**	**519**	**6,697**

40 Related party transactions

Tata Sons Private Limited is a company with significant influence over the Group's ultimate parent company Tata Motors Limited. The Group's related parties therefore include Tata Sons Private Limited, subsidiaries and joint ventures of Tata Sons Private Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash.

Transactions and balances with the Group's own subsidiaries are eliminated on consolidation.

The table on the next page summarises related party transactions and balances not eliminated in the consolidated financial statements.

(£ millions)	Joint ventures	Associates and their subsidiaries	Tata Sons Private Limited, its subsidiaries and joint ventures	Immediate or ultimate parent and its subsidiaries, joint ventures and associates
31 March 2021				
Sale of products	284	-	2	15
Purchase of goods	-	-	1	72
Services received	-	1	123	68
Services rendered	111	-	-	1
Trade and other receivables	48	-	1	32
Accounts payable	-	-	13	43
31 March 2020				
Sale of products	217	-	2	54
Purchase of goods	-	-	1	120
Services received	-	3	150	91
Services rendered	111	-	-	1
Dividends received	67	-	-	-
Investments in the year	67	6	-	-
Trade and other receivables	67	-	1	20
Accounts payable	-	-	11	48
31 March 2019				
Sale of products	321	-	3	76
Purchase of goods	-	-	-	214
Services received	-	2	170	97
Services rendered	83	-	-	1
Trade and other receivables	15	-	1	15
Accounts payable	-	-	35	52

Compensation of key management personnel

Year ended 31 March (£ millions)	2021	2020	2019
Short-term benefits	15	10	10
Post-employment benefits	2	-	1
Other long-term employee benefits	2	3	-
Compensation for loss of office	-	1	-
Total compensation of key management personnel	**19**	**14**	**11**

41 Ultimate parent company and parent company of larger group

The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore), which is the parent for the smallest group to consolidate these financial statements. The ultimate parent undertaking and controlling party is Tata Motors Limited, India, which is the parent of the largest group to consolidate these financial statements.

Copies of the TML Holdings Pte. Ltd. (Singapore) consolidated financial statements can be obtained from the Company Secretary, TML Holdings Pte. Ltd., 9 Battery Road #15-01 MYP Centre, Singapore 049910.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Company Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai-400001, India.

42 Subsequent events

On 1 April 2021, the Group agreed a revolving credit facility of £1,310 million which will become available when the existing facility expires in July 2022. The new facility will be available in full until March 2024.

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FINANCIAL STATEMENTS

PARENT COMPANY FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEET

As at 31 March (£ millions)	Note	2021	2020	2019
Non-current assets				
Investments	43	1,655	1,655	1,655
Other financial assets	44	4,964	4,770	3,628
Other non-current assets	45	-	1	2
Total non-current assets		**6,619**	**6,426**	**5,285**
Current assets				
Other financial assets	44	1,074	958	1,270
Other current assets	45	1	1	1
Cash and cash equivalents		-	-	-
Total current assets		**1,075**	**959**	**1,271**
Total assets		**7,694**	**7,385**	**6,556**
Current liabilities				
Other financial liabilities	47	82	65	37
Deferred finance income		1	2	2
Short-term borrowings	48	524	424	767
Current income tax liabilities		5	5	4
Total current liabilities		**612**	**496**	**810**
Non-current liabilities				
Long-term borrowings	48	4,959	4,759	3,594
Deferred finance income		33	34	35
Total non-current liabilities		**4,992**	**4,793**	**3,629**
Total liabilities		**5,604**	**5,289**	**4,439**
Equity attributable to equity holders of the parent				
Ordinary shares	49	1,501	1,501	1,501
Capital redemption reserve	49	167	167	167
Retained earnings		422	428	449
Equity attributable to equity holders of the parent		**2,090**	**2,096**	**2,117**
Total liabilities and equity		**7,694**	**7,385**	**6,556**

The notes on pages 130 to 141 are an integral part of these financial statements.

The Company has elected to take the exemption under section 408 of the Companies Act 2006 from presenting the parent company income statement. The loss for the Company for the year was £6 million (2020: loss of £21 million, 2019: profit of £3 million).

These parent company financial statements were approved by the JLR plc Board and authorised for issue on 28 May 2021.

They were signed on its behalf by:

THIERRY BOLLORÉ
CHIEF EXECUTIVE OFFICER
COMPANY REGISTERED NUMBER: 06477691

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

(£ millions)	Ordinary share capital	Capital redemption reserve	Retained earnings	Total equity
Balance at 1 April 2020	**1,501**	**167**	**428**	**2,096**
Loss for the year	-	-	(6)	(6)
Total comprehensive expense	**-**	**-**	**(6)**	**(6)**
Dividend	-	-	-	-
Balance at 31 March 2021	**1,501**	**167**	**422**	**2,090**
Balance at 1 April 2019	**1,501**	**167**	**449**	**2,117**
Loss for the year	-	-	(21)	(21)
Total comprehensive expense	**-**	**-**	**(21)**	**(21)**
Dividend	-	-	-	-
Balance at 31 March 2020	**1,501**	**167**	**428**	**2,096**
Balance at 1 April 2018	**1,501**	**167**	**671**	**2,339**
Profit for the year	-	-	3	3
Total comprehensive income	**-**	**-**	**3**	**3**
Dividend	-	-	(225)	(225)
Balance at 31 March 2019	**1,501**	**167**	**449**	**2,117**

The notes on pages 130 to 141 are an integral part of these financial statements.

PARENT COMPANY CASH FLOW STATEMENT

Year ended 31 March (£ millions)	2021	2020	2019
Cash flows used in operating activities			
(Loss)/profit for the year	**(6)**	**(21)**	**3**
Adjustments for:			
Income tax expense	-	1	1
Allowances for other financial assets	7	24	-
Finance income	(259)	(223)	(187)
Finance expense	257	222	183
Cash flows (used in)/generated from operating activities before changes in assets and liabilities	**(1)**	**3**	**-**
Other financial assets	(606)	(665)	(446)
Other current liabilities	(2)	-	(1)
Net cash used in operating activities	**(609)**	**(662)**	**(447)**
Cash flows from investing activities			
Finance income received	236	198	197
Net cash generated from investing activities	**236**	**198**	**197**
Cash flows generated from financing activities			
Finance expenses and fees paid	(236)	(196)	(193)
Proceeds from issuance of long term borrowings	1,034	1,486	1,214
Repayment of borrowings	(425)	(826)	(547)
Dividends paid	-	-	(225)
Net cash generated from financing activities	**373**	**464**	**249**
Net decrease in cash and cash equivalents	**-**	**-**	**(1)**
Cash and cash equivalents at beginning of year	-	-	1
Cash and cash equivalents at end of year	**-**	**-**	**-**

The notes on pages 130 to 141 are an integral part of these financial statements.

JAGUAR LAND ROVER AUTOMOTIVE PLC
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129

FINANCIAL STATEMENTS

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

43 Investments

Investments consist of the following:

As at 31 March (£ millions)	2021	2020	2019
Cost of unquoted equity investments at beginning and end of year	1,655	1,655	1,655

The Company has not made any investments or disposals of investments in the year.

The Company has the following 100 per cent direct interest in the ordinary shares of a subsidiary undertaking:

Subsidiary undertaking	Principle place of business and country of incorporation	Registered office address
Jaguar Land Rover Holdings Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England

The shareholding above is recorded at acquisition value in the Company's accounts. Details of the indirect subsidiary undertakings are as follows:

Name of company	Shareholding	Principle place of business and country of incorporation	Registered office address
Jaguar Land Rover Limited	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Land Rover North America, LLC.	100%	USA	100 Jaguar Land Rover Way, Mahwah, NJ 07495, USA
Jaguar Land Rover Deutschland GmbH	100%	Germany	Campus Kronberg 7, 61476, Kronberg im Taunus, Germany
Jaguar Land Rover Belux NV.	100%	Belgium	Generaal Lemanstraat 47, 2018 Antwerpen, Belgium
Jaguar Land Rover Austria GmbH	100%	Austria	Siezenheimer Strasse 39a, 5020 Salzburg, Austria
Jaguar Land Rover Italia SpA	100%	Italy	Via Alessandro Marchetti, 105 - 00148, Roma, Italy
Jaguar Land Rover Australia Pty Ltd	100%	Australia	189 O'Riordan Street, Mascot, 2020, NSW, Australia
Jaguar Land Rover Espana SL	100%	Spain	Torre Picasso, Plaza Pablo Ruiz Picasso, 1 – Planta 42, 28020 Madrid, Spain
Jaguar Land Rover Nederland BV	100%	Holland	PO Box 40, Stationsweg 8, 4153 RD Beesd, Netherlands
Jaguar Land Rover Portugal -Veiculos e Pecas, Lda.	100%	Portugal	Rua. Do Pólo Sul Nº2 - 3ºB-3, Parque das Naçoes, 1990- 273, Lisboa, Portugal
Jaguar Land Rover (China) Investment Co., Ltd (formerly Jaguar Land Rover Automotive Trading (Shanghai) Co. Ltd)	100%	China	11F, No.06 (Building D) The New Bund World Trade Center (Phase II), Lane 227 Dongyu Road, Pudong New District, Shanghai 200126, China
Shanghai Jaguar Land Rover Automotive Service Co. Ltd	100%	China	11F, No.06 (Building D) The New Bund World Trade Center (Phase II), Lane 227 Dongyu Road, Pudong New District, Shanghai 20012, China
Jaguar Land Rover Japan Limited	100%	Japan	3-13 Toranomon 4-chome, Minato-ku, Tokyo, Japan, 45
Jaguar Land Rover Korea Co. Limited	100%	Korea	25F West Mirae Asset Center 1 Building 67 Suha-dong, Jung-gu Seoul 100-210, Korea
Jaguar Land Rover Canada ULC	100%	Canada	75 Courtneypark Drive West, Unit 3 Mississauga, ON L5W 0E3,Canada
Jaguar Land Rover France SAS	100%	France	Z.A. Kleber – Batiment Ellington, 165 Boulevard de Valmy, 92706 Colombes, Cedex, France
Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	100%	Brazil	Avenida Ibirapuera 2.332, Torre I - 10º andar- Moema, 04028-002, São Paulo, SP, Brazil
Jaguar Land Rover Limited Liability Company	100%	Russia	28B, Building 2 Mezhdunarodnoe Shosse 141411, Moscow, Russian Federation
Jaguar Land Rover (South Africa) Holdings Limited	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Land Rover (South Africa) (Pty) Limited	100%	South Africa	Simon Vermooten Road, Silverton, Pretoria 0184, South Africa
Jaguar Land Rover India Limited	100%	India	Nanavati Mahalaya, 3rd floor, 18, Homi Mody Street, Mumbai, Maharashtra, India 400001
Daimler Transport Vehicles Limited (dormant)	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
S S Cars Limited (dormant)	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
The Lanchester Motor Company Limited (dormant)	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
The Daimler Motor Company Limited (dormant)	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Land Rover Pension Trustees Limited (dormant)	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
JLR Nominee Company Limited (non-trading)	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Cars Limited (dormant)	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Land Rover Exports Limited (non-trading)	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Land Rover Ireland Limited (non-trading)	100%	Ireland	c/o LK Shields Solicitors, 39/40 Upper Mount Street, Dublin 2, Ireland
Jaguar Cars South Africa (Pty) Ltd (dormant)	100%	South Africa	Simon Vermooten Road, Silverton, Pretoria 0184, South Africa
Jaguar Land Rover Slovakia s.r.o.	100%	Slovakia	Vysoka 2/B, 811 06 Bratislava, Slovakia
Jaguar Land Rover Singapore Pte. Ltd	100%	Singapore	138 Market Street, CapitaGreen, Singapore, 048946

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FINANCIAL STATEMENTS

Name of company	Shareholding	Principle place of business and country of incorporation	Registered office address
Jaguar Racing Limited	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
In-Car Ventures Limited	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
InMotion Ventures Limited	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
InMotion Ventures 2 Limited	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
InMotion Ventures 3 Limited	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Land Rover Colombia SAS	100%	Colombia	CL 67735 OFE, 1204 Bogotan Cundinamarka 1 3192 900, Colombia
Jaguar Land Rover México, S.A.P.I. de C.V.	100%	Mexico	Av. Javier Barros Sierra No 540 Piso 7 Oficina 703, Col. Santa Fe la Fe Del., Alvaro Obregón, México, D.F. C.P. 01210
Jaguar Land Rover Servicios México, S.A. de C.V.	100%	Mexico	Av. Javier Barros Sierra No 540 Piso 7 Oficina 703, Col. Santa Fe la Fe Del., Alvaro Obregón, México, D.F. C.P. 01210
Jaguar Land Rover Taiwan Company LTD	100%	Taiwan	12F, No. 40, Sec. 1, Chengde Road, Datong Dist., Taipei, City 103, Taiwan (R.O.C.)
Jaguar Land Rover Ireland (Services) Limited	100%	Ireland	C/o LK Shields Solicitors 39/40 Upper Mount Street Dublin 2 Ireland
Jaguar Land Rover Classic USA LLC	100%	USA	251 Little Falls Drive, Wilmington, Delaware, USA
Jaguar Land Rover Classic Deutschland GmbH	100%	Germany	Ringstraße 38, 45219 Essen, Germany
Jaguar Land Rover Hungary KFT	100%	Hungary	Regus Capital Square, Vaci ut 76, 1133, Budapest, Hungary
Jaguar Land Rover (Ningbo) Trading Co., Ltd.	100%	China	Office Building 12, No.1 Meishan Salt, Beilun District, Ningbo, Zhejiang Province, China
Jaguar Land Rover Ventures Limited	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Bowler Motors Limited	100%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Spark44 (JV) Ltd.	50.50%	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Spark44 Limited	50.50%	England and Wales	The White Collar Factory, 1 Old Street Yard, London, EC1Y 8AF, England
Spark44 LLC	50.50%	USA	292 Madison Ave, 3rd Floor New York, NY 10017
Spark44 Canada Inc	50.50%	Canada	10 Alcorn Avenue, Suite 205 Toronto, ON M4V 34, Canada
Spark44 GmbH	50.50%	Germany	Querstrasse 7, 60322 Frankfurt am Main, Germany
Spark44 Communicacions SL	50.50%	Spain	Prim 19, 4th floor, 28004 Madrid, Spain
Spark44 S.r.l	50.50%	Italy	Via Marcella, 4/6- 00153 Rome, Italy
Spark44 Pty Ltd	50.50%	Australia	Level 5, 65 Berry Street, North Sydney, NSW 2060

Name of company	Shareholding	Principle place of business and country of incorporation	Registered office address
Spark44 DMCC	50.50%	UAE	Unit No: 1401/04, Swiss Tower, Plot No: JLT-PH2-Y3A, Jumeirah Lakes Towers, Dubai, UAE
Spark44 Seoul Limited	50.50%	South Korea	F12, 11 Cheonggyecheon-ro, Jongno-gu, Seoul, Korea
Spark44 Singapore Pte Ltd	50.50%	Singapore	138 Market Street #36-01/02, CapitaGreen, Singapore, 048946
Spark44 Japan K.K	50.50%	Japan	2-23-1-806, Akasaka, Minato-ku, Tokyo, 153-0042, Japan
Spark44 Demand Creation Partners India Limited	50.50%	India	Unit No. 604, 6th Floor, Sterling Centre, Dr.Annie Besant Road, Worli, Mumbai-18, Maharashtra, India
Spark44 South Africa Pty Limited	50.50%	South Africa	21 Forssman Close, Kyalami, Johannesburg, 1684, South Africa
Spark44 Shanghai Limited	50.50%	China	6401&6501, 4F&5F Block 6 No. 436 Ju Men Road 200023 Huangpu District Shanghai China
Spark44 Taiwan Limited	50.50%	Taiwan	18F., No.460, Sec. 4, Xinyi Rd., Xinyi Dist., Taipei City 110, Taiwan (R.O.C.)
Spark44 Colombia S.A.S	50.50%	Colombia	Cl 72 # 10 07 oficina 401, Bogota, Colombia

Details of the indirect holdings in equity accounted investments are given in note 16 to the consolidated financial statements.

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133

FINANCIAL STATEMENTS

44 Other financial assets

As at 31 March (£ millions)	2021	2020	2019
Non-current			
Receivables from subsidiaries	4,964	4,770	3,628
Current			
Receivables from subsidiaries	1,074	958	1,270

£4,964 million (2020: £4,770 million, 2019: £3,628 million) of non-current receivables from subsidiaries and £599 million (2020: £487 million, 2019: £801 million) of current receivables from subsidiaries comprise loans to indirect subsidiaries under terms matching the external interest-bearing loans and borrowings given in note 48.

45 Other assets

As at 31 March (£ millions)	2021	2020	2019
Non-current			
Prepaid expenses	-	1	2
Current			
Prepaid expenses	1	1	1

46 Deferred tax assets and liabilities

As at 31 March 2021, 2020 and 2019 the Company has recognised no deferred tax assets or liabilities.

47 Other financial liabilities

As at 31 March (£ millions)	2021	2020	2019
Current			
Interest accrued	79	62	33
Other	3	3	4
Total current other financial liabilities	**82**	**65**	**37**

48 Interest-bearing loans and investments

As at 31 March (£ millions)	2021	2020	2019
EURO MTF listed debt	3,922	3,518	2,839
Bank Loans	1,037	1,241	755
Long-term borrowings	**4,959**	**4,759**	**3,594**
Current portion of EURO MTF listed debt	399	299	767
Current portion of long-term bank loans	125	125	-
Short-term borrowings	**524**	**424**	**767**

Euro MTF listed debt

The bonds are listed on the Luxembourg Stock Exchange multilateral trading facility ("EURO MTF") market.

Details of the tranches of the bonds outstanding at 31 March 2021 are as follows:

- $500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013
- £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014
- £400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015
- €650 million Senior Notes due 2024 at a coupon of 2.200 per cent per annum – issued January 2017
- $500 million Senior Notes due 2027 at a coupon of 4.500 per cent per annum – issued October 2017
- €500 million Senior Notes due 2026 at a coupon of 4.500 per cent per annum – issued September 2018
- €500 million Senior Notes due 2024 at a coupon of 5.875 per cent per annum – issued November 2019
- €500 million Senior Notes due 2026 at a coupon of 6.875 per cent per annum – issued November 2019
- $700 million Senior Notes due 2025 at a coupon of 7.750 per cent per annum – issued October 2020
- $650 million Senior Notes due 2028 at a coupon of 5.875 per cent per annum – issued December 2020

Details of the tranches of the bond repaid in the year ended 31 March 2021 are as follows:

- £300 million Senior Notes due 2021 at a coupon of 2.750 per cent per annum – issued January 2017

Details of the tranches of the bond repaid in the year ended 31 March 2020 are as follows:

- $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014
- $500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015

Details of the tranches of the bond repaid in the year ended 31 March 2019 are as follows:

- $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013

Syndicated Loan

In October 2018, a $1 billion syndicate loan was issued with a coupon rate of LIBOR + 1.900 per cent per annum, due in the following tranches:

- $200 million due October 2022
- $800 million due January 2025

The contractual cash flows of interest-bearing debt (excluding leases) are set out below, including estimated interest payments and assuming the debt will be repaid at the maturity date:

As at 31 March (£ millions)	2021	2020	2019
Due in			
1 year or less	798	660	957
2nd and 3rd years	2,134	2,035	1,011
4th and 5th years	2,326	2,141	1,696
More than 5 years	1,377	1,435	1,559
Total contractual cash flows	**6,635**	**6,271**	**5,223**

49 Capital and reserves

As at 31 March (£ millions)	2021	2020	2019
Authorised, called up and fully paid			
1,500,642,163 ordinary shares of £1 each	1,501	1,501	1,501
Total ordinary share capital	**1,501**	**1,501**	**1,501**

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

The capital redemption reserve of £167 million (2020, 2019: £167 million) was created in March 2011 on the cancellation of share capital.

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FINANCIAL STATEMENTS

50 Dividends

Year ended 31 March (£ millions)	2021	2020	2019
Dividend proposed for the previous year paid during the year of £nil (2020: £nil, 2019: £0.15) per ordinary share	-	-	225
Amounts recognised as distributions to equity holders during the year	**-**	**-**	**225**
Proposed dividend for the year of £nil (2020: £nil, 2019: £nil) per ordinary share	-	-	-

51 Commitments and contingencies

The Company had no commitments or contingencies at 31 March 2021, 2020 or 2019.

52 Capital Management

As at 31 March (£ millions)	2021	2020	2019
Long-term debt	4,959	4,759	3,594
Short-term debt	524	424	767
Total debt	**5,483**	**5,183**	**4,361**
Equity attributable to shareholder	2,090	2,096	2,117
Total capital	**7,573**	**7,279**	**6,478**

53 Financial Instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 2 to the consolidated financial statements.

(A) Financial assets and liabilities

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2021:

(£ millions)	Amortised cost and other financial liabilities	Total carrying value	Total fair value
Other financial assets - current	1,074	1,074	1,074
Other financial assets - non-current	4,964	4,964	4,964
Total financial assets	**6,038**	**6,038**	**6,038**
Other financial liabilities - current	82	82	82
Short-term borrowings	524	524	535
Long-term borrowings	4,959	4,959	5,122
Total financial liabilities	**5,565**	**5,565**	**5,739**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2020:

(£ millions)	Amortised cost and other financial liabilities	Total carrying value	Total fair value
Other financial assets - current	958	958	958
Other financial assets - non-current	4,770	4,770	4,770
Total financial assets	**5,728**	**5,728**	**5,728**
Other financial liabilities - current	65	65	65
Short-term borrowings	424	424	408
Long-term borrowings	4,759	4,759	3,846
Total financial liabilities	**5,248**	**5,248**	**4,319**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2019:

(£ millions)	Amortised cost and other financial liabilities	Total carrying value	Total fair value
Other financial assets - current	1,270	1,270	1,270
Other financial assets - non-current	3,628	3,628	3,628
Total financial assets	**4,898**	**4,898**	**4,898**
Other financial liabilities - current	37	37	37
Short-term borrowings	767	767	763
Long-term borrowings	3,594	3,594	3,245
Total financial liabilities	**4,398**	**4,398**	**4,045**

Fair value hierarchy

Financial instruments held at fair value are required to be measured by reference to the following levels:

- Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor based on available market data.

There has been no change in the valuation techniques adopted or any transfers between fair value levels in either current or prior periods as presented.

Fair values of cash and cash equivalents and other financial assets and liabilities are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant.

Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2021, 2020 and 2019 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year end.

(B) Financial risk Management

The Company is exposed to foreign currency exchange rate, interest rate, liquidity and credit risks. The Company has a risk management framework in place that monitors all of these risks as discussed below. This framework is approved by the JLR plc Board.

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FINANCIAL STATEMENTS

Foreign currency exchange rate risk

The fluctuation in foreign currency exchange rates may have a potential impact on the balance sheet, statement of changes in equity and cash flow statement where any transaction references more than one currency or where assets or liabilities are denominated in a currency other than the functional currency of the Company.

As at 31 March 2021, 2020 and 2019, there are no designated cash flow hedges.

The Company's operations are subject to risks arising from fluctuations in exchange rates. The risks primarily relate to fluctuations in US Dollar and Euro against Sterling as the Company has US Dollar and Euro assets and liabilities and a GBP functional currency.

The following table sets forth information relating to foreign currency exposure as at 31 March 2021:

(£ millions)	US Dollar	Euro
Financial assets	2,480	1,861
Financial liabilities	(2,447)	(1,861)
Net exposure asset	3	-

A 10 per cent appreciation/depreciation of the US Dollar or Euro would result in an increase/decrease in the Company's net profit before tax and net assets by approximately £nil and £nil respectively.

The following table sets forth information relating to foreign currency exposure as at 31 March 2020:

(£ millions)	US Dollar	Euro
Financial assets	2,033	2,180
Financial liabilities	(2,033)	(2,180)
Net exposure asset	-	-

A 10 per cent appreciation/depreciation of the US Dollar or Euro would result in an increase/decrease in the Company's net profit before tax and net assets by approximately £nil and £nil respectively.

The following table sets forth information relating to foreign currency exposure as at 31 March 2019:

(£ millions)	US Dollar	Euro
Financial assets	2,324	999
Financial liabilities	(2,323)	(998)
Net exposure asset	**1**	**1**

A 10 per cent appreciation/depreciation of the US Dollar or Euro would result in an increase/decrease in the Company's net profit before tax and net assets by approximately £nil and £nil respectively.

Interest rate risk

Interest rate risk is the risk that changes in market interest rates will lead to changes in interest income and expense for the Company.

The Company is presently funded with long-term fixed interest rate borrowings and long-term variable-rate borrowings. The Company is also subject to variable interest rates on certain other debt obligations.

As at 31 March 2021, net financial assets of £436 million (2020: £595 million, 2019: £503 million) were subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £4 million (2020: £6 million, 2019: £5 million).

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

Liquidity rate risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company's policy on liquidity risk is to ensure that sufficient borrowing facilities are available to fund ongoing operations without the need to carry significant net debt over the medium term. The quantum of committed borrowing facilities available to the Company is reviewed regularly and is designed to exceed forecast peak gross debt levels.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2021 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long-term borrowings	4,959	6,054	221	1,263	3,193	1,377
Short-term borrowings	524	557	557	-	-	-
Other financial liabilities	82	28	22	6	-	-
Total contractual maturities	**5,565**	**6,639**	**800**	**1,269**	**3,193**	**1,377**

As at 31 March 2020 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long-term borrowings	4,759	5,811	215	737	3,424	1,435
Short-term borrowings	424	434	434	-	-	-
Other financial liabilities	65	34	19	11	4	-
Total contractual maturities	**5,248**	**6,279**	**668**	**748**	**3,428**	**1,435**

As at 31 March 2019 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long-term borrowings	3,594	5,186	946	449	1,595	2,196
Short-term borrowings	767	767	767	-	-	-
Other financial liabilities	37	37	11	11	15	-
Total contractual maturities	**4,398**	**5,990**	**1,724**	**460**	**1,610**	**2,196**

Credit risk

Financial instruments that are subject to concentrations of credit risk consist of loans to subsidiaries based in a variety of geographies and markets.

Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure.

Financial assets

None of the Company's cash equivalents or other financial assets, including term deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2021 (2020, 2019: no indications) that defaults in payment obligations will occur. However, as required under IFRS 9, the Company has assessed other financial assets for expected credit losses.

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Annual Report 2020/21

139

FINANCIAL STATEMENTS

These financial assets are loan receivables from subsidiaries and the Company notes there is no history of default on such arrangements. As there has been no significant increase in credit risk, the Company has assessed these based on a 12-month expected credit loss. The impairment of the loan receivables due to the requirements under IFRS 9 are set out below:

As at 31 March (£ millions)	2021 Gross	2021 Impairment	2021 Net carrying value	2020 Gross	2020 Impairment	2020 Net carrying value	2019 Gross	2019 Impairment	2019 Net carrying value
Receivables from subsidiaries - current	1,077	(3)	1,074	960	(2)	958	1,270	-	1,270
Receivables from subsidiaries – non-current	4,992	(28)	4,964	4,792	(22)	4,770	3,628	-	3,628
Total	**6,069**	**(31)**	**6,038**	**5,752**	**(24)**	**5,728**	**4,898**	**-**	**4,898**

Movement in allowances for expected credit losses of financial assets

Year ended 31 March (£ millions)	2021	2020	2019
At beginning of year	24	-	-
Charged during year	7	24	-
At end of year	**31**	**24**	**-**

54 Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings
Balance at 1 April 2018	**497**	**3,070**
Proceeds from issue of financing	-	1,214
Repayment from issue of financing	(547)	-
Reclassification of long term debt	768	(768)
Foreign exchange	49	88
Arrangement fees paid	-	(18)
Fee amortisation	1	7
Reclassification of long term debt fees	(1)	1
Balance at 31 March 2019	**767**	**3,594**
Proceeds from issue of financing	-	1,486
Repayment of financing	(826)	-
Reclassification of long term debt	477	(477)
Foreign exchange	6	155
Arrangement fees paid	(1)	(8)
Fee amortisation	2	8
Reclassification of long term debt fees	(1)	1
Balance at 31 March 2020	**424**	**4,759**
Proceeds from issue of financing	-	1,034
Repayment of financing	(425)	-
Reclassification of long term debt	525	(525)
Foreign exchange	-	(309)
Arrangement fees paid	-	(11)
Fee amortisation	-	11
Balance at 31 March 2021	**524**	**4,959**

55 Related party transactions

Tata Sons Limited is a company with significant influence over the Company's ultimate parent company Tata Motors Limited. The Company's related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, associates and joint ventures of Tata Motors Limited. The Company routinely enters into transactions with these related parties in the ordinary course of business.

The following table summarises related party balances:

(£ millions)	With subsidiaries	With immediate parent
31 March 2021		
Loans to subsidiaries of Tata Motors Limited	6,038	-
Loans from subsidiaries of Tata Motors Limited	34	
31 March 2020		
Loans to subsidiaries of Tata Motors Limited	5,728	-
Loans from subsidiaries of Tata Motors Limited	36	
31 March 2019		
Loans to subsidiaries of Tata Motors Limited	4,898	-
Loans from subsidiaries of Tata Motors Limited	37	

Compensation of key management personnel

Year ended 31 March (£ millions)	2021	2020	2019
Short-term benefits	6	4	4
Post-employment benefits	1	-	-
Other long-term employee benefits	1	1	-
Total compensation of key management personnel	**8**	**5**	**4**

Apart from the directors, the Company did not have any employees and had no employee costs in the years ended 31 March 2021, 2020 and 2019. All directors' costs are fully recharged to Jaguar Land Rover Limited.

56 Auditor's remuneration

Amounts receivable by the Company's auditor and its associates in respect of services to the Company and its associates, other than the audit of the Company's financial statements, have not been disclosed as the information is required instead to be disclosed on a consolidated basis in the consolidated financial statements.

57 Ultimate parent company and parent company of larger group

The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore), which is the parent for the smallest group to consolidate these financial statements. The ultimate parent undertaking and controlling party is Tata Motors Limited, India, which is the parent of the largest group to consolidate these financial statements.

Copies of the TML Holdings Pte. Ltd. (Singapore) consolidated financial statements can be obtained from the Company Secretary, TML Holdings Pte. Ltd. 9 Battery Road #15-01 MYP Centre, Singapore 049910.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Company Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai-400001, India.

58 Subsequent events

On 1 April 2021, the company agreed a revolving credit facility of £1,310 million which will become available when the existing facility expires in July 2022. The new facility will be available in full until March 2024.

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Annual Report 2020/21
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